As filed with the Securities and Exchange Commission on June 23, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Tellabs, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3661	36-3831568
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Tellabs Center

1415 W. Diehl Rd.
Naperville, Illinois 60563
(630) 798-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James M. Sheehan, Esq.

Executive Vice President,
General Counsel and Secretary
Tellabs, Inc.
One Tellabs Center
1415 W. Diehl Rd.
Naperville, Illinois 60563
(630) 798-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Imad I. Qasim, Esq. Gary D. Gerstman, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Amy M. Paul, Esq. Advanced Fibre Communications, Inc. 1465 North McDowell Boulevard Petaluma, California 94954 (707) 794-7700	Blair W. White, Esq. David R. Lamarre, Esq. Pillsbury Winthrop LLP 50 Fremont Street San Francisco, California 94105 (415) 983-1000
     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and after the conditions to the completion of the proposed transaction described in the joint proxy statement/ prospectus have been satisfied or waived.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share	Offering Price(2)	Registration Fee(3)

Common Stock, par value $0.01 per share	167,934,028	Not Applicable	$1,281,715,837.22	$162,393.40

(1)	The number of shares to be registered represents the maximum number of shares of Tellabs, Inc. common stock estimated to be issuable in connection with the proposed merger described in the joint proxy statement/ prospectus based on (i) an approximate maximum of 87,988,464 shares of common stock, par value $0.01 per share, of Advanced Fibre Communications, Inc. outstanding, (ii) 20,356,070 shares of common stock of Advanced Fibre Communications, Inc. issuable (a) upon exercise of options to purchase shares of common stock of Advanced Fibre Communications, Inc. or (b) pursuant to Advanced Fibre Communications, Inc.’s Employee Stock Purchase Plan through the date the merger is expected to be completed and (iii) an exchange ratio of 1.55 shares of common stock of Tellabs, Inc. for each outstanding share of common stock of Advanced Fibre Communications, Inc. as contemplated by the merger agreement.

(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is the market value of the approximate number of shares of Advanced Fibre Communications, Inc. common stock to be converted in the merger (calculated as set forth in note (1) above) in respect of the stock portion of the merger consideration. Therefore, the proposed maximum aggregate offering price is equal to (i) 108,344,534 multiplied by (ii) $11.83 (which is the difference between (a) the market value per share of Advanced Fibre Communications, Inc. common stock, based on the average of the high and low prices of shares of Advanced Fibre Communications, Inc. common stock on June 22, 2004 as reported on the Nasdaq National Market, which was $18.83, and (b) the $7.00 in cash to be paid by Tellabs, Inc. for each outstanding share of Advanced Fibre Communications, Inc. common stock pursuant to the merger described herein).

(3)	Previously paid. Tellabs, Inc. paid a filing fee of $2,432,523 in connection with Registration Statement No. 333-59511 (filed on July 21, 1998). All of the securities offered under Registration Statement No. 333-59511 remained unsold after the offering’s termination. $296,197 of such filing fee has been used in connection with Registration Statement Nos. 333-87637 (filed on September 23, 1999), 333-95135 (filed on January 21, 2000), 333-56546 (filed on March 5, 2001), 333-81360 (filed on January 25, 2002) and 333-107457 (filed on July 30, 2003). Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, Tellabs, Inc.’s current filing fee credit of $2,136,326 is being used to offset the registration fee of $162,393.40 for this registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this joint proxy statement/ prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/ prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED JUNE 23, 2004

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

     On behalf of the boards of directors and management of both Tellabs, Inc. and Advanced Fibre Communications, Inc., we are pleased to deliver our joint proxy statement/ prospectus for the merger involving Tellabs and AFC. We believe this merger will create a strong combined company that will deliver important benefits to our stockholders and to our customers.

     If the merger is completed, AFC stockholders will receive for each share of AFC common stock:

•	1.55 shares of Tellabs common stock; and

•	$7.00 in cash, without interest,

which collectively is referred to as the merger consideration.

     The merger consideration is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based on the closing price of Tellabs common stock on the Nasdaq National Market on May 19, 2004, the last trading day prior to the public announcement of the merger, the merger consideration represented approximately $21.24 in value for each share of AFC common stock. Based on Tellabs’ closing price on June [●], 2004, of $[●], the merger consideration represented approximately $[●] in value for each share of AFC common stock. The value of the merger consideration to be received by AFC stockholders will fluctuate with changes in the price of Tellabs common stock. We urge you to obtain current market quotations for Tellabs and AFC common stock.

     Tellabs stockholders will continue to own their existing Tellabs shares. We estimate that Tellabs may issue up to approximately 173.4 million shares of Tellabs common stock to AFC stockholders as contemplated by the merger agreement, which includes approximately 37.1 million shares of Tellabs common stock issuable pursuant to AFC stock options to be assumed by Tellabs and substituted with options to purchase Tellabs common stock. Upon completion of the merger, Tellabs’ stockholders immediately prior to the merger will own approximately 75% of Tellabs’ outstanding shares on a fully diluted basis, and AFC’s former stockholders will own approximately 25% of Tellabs’ outstanding shares on a fully diluted basis. The Tellabs shares will continue to be quoted on the Nasdaq National Market under the symbol “TLAB.”

     For a description of the U.S. federal income tax consequences of the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this joint proxy statement/ prospectus.

     We urge you to read this joint proxy statement/ prospectus, which includes important information about the merger. In particular, see the section titled “Risk Factors” on pages [●] through [●] of this joint proxy statement/ prospectus which contains a description of the risks that you should consider in evaluating the merger.

     Tellabs asks that Tellabs stockholders approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement. Tellabs’ special meeting will be held at the following time and place:

[●], 2004

[●] local time
[Location TBD]

     Tellabs’ board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger, including the share issuance, is advisable, fair to and in the best interests of Tellabs and its stockholders and unanimously recommends that Tellabs stockholders vote FOR the issuance of shares of Tellabs common stock as contemplated by the merger agreement.

     AFC asks that the AFC stockholders adopt the merger agreement and thereby approve the proposed merger. AFC’s special meeting will be held at the following time and place:

[●], 2004

[●] local time
[Location TBD]

     AFC’s board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger is advisable, fair to and in the best interests of AFC and its stockholders and unanimously recommends that AFC stockholders vote FOR the adoption of the merger agreement, thereby approving the proposed merger.

     We cannot complete the merger unless the Tellabs stockholders approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement and the AFC stockholders adopt the merger agreement. Your vote is important.

Michael J. Birck Chairman of the Board Tellabs, Inc.	Krish A. Prabhu Chief Executive Officer and President Tellabs, Inc.	John A. Schofield Chief Executive Officer, President and Chairman of the Board Advanced Fibre Communications, Inc.

     Neither the SEC nor any state securities commission has approved or disapproved the securities to be issued under this joint proxy statement/ prospectus or determined if this joint proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     This joint proxy statement/ prospectus is dated [●], 2004 and is first being mailed to the Tellabs and AFC stockholders on or about [●], 2004.

REFERENCES TO ADDITIONAL INFORMATION

      This joint proxy statement/ prospectus incorporates important business and financial information about Tellabs and AFC from other documents that are not included in or delivered with this joint proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference into this joint proxy statement/ prospectus through the Securities and Exchange Commission website http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

• if you are a Tellabs stockholder:	• if you are an AFC stockholder:
Tellabs, Inc. Tellabs Investor Relations 1415 West Diehl Road, Naperville, IL 60563 (630) 798-3602	Advanced Fibre Communications, Inc. Advanced Fibre Communications Investor Relations 1465 North McDowell Blvd., Petaluma, CA 94954 (888) 875-7555

      If you would like to request documents, please do so by [●], 2004, in order to receive them before your special meeting.

      See “Where You Can Find More Information” beginning on page [●].

VOTING BY TELEPHONE, BY THE INTERNET OR BY MAIL

      Tellabs stockholders of record may submit their proxies:

•	by telephone, by calling the toll-free number 1-800-690-6903 in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.proxyvote.com and following the instructions on the website; or

•	by mail, by signing and dating each proxy card you receive, indicating your voting preference on the proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card.

      AFC stockholders of record may submit their proxies:

•	by telephone, by calling the toll-free number 1-877-PRX-VOTE (1-877-779-8683) in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.eproxyvote.com and following the instructions on the website; or

•	by mail, by signing and dating each proxy card you receive, indicating your voting preference on the proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card.

      If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

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NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF TELLABS, INC.

TO THE STOCKHOLDERS OF TELLABS, INC.:

      NOTICE IS HEREBY GIVEN that Tellabs, Inc., a Delaware corporation, will hold a special meeting of its stockholders on [●], 2004, at [●] local time, at [●], for the following purposes:

1. To consider and vote on a proposal to approve the issuance of shares of Tellabs common stock as contemplated by an Agreement and Plan of Merger, dated as of May 19, 2004, among Tellabs, Inc., Chardonnay Merger Corp., a wholly owned subsidiary of Tellabs, Inc., and Advanced Fibre Communications, Inc. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice.

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

      In the merger, each share of AFC common stock will be converted into the right to receive:

•	1.55 shares of Tellabs common stock; and

•	$7.00 in cash, without interest.

      Stockholders of record of Tellabs common stock at the close of business on [●], 2004 will be entitled to vote at the special meeting and any adjournment or postponement of that meeting. As of the record date, there were [●] shares of Tellabs common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

      You are cordially invited to attend the meeting, but whether or not you expect to attend in person, you can be sure your shares are represented at the meeting by promptly voting and submitting your proxy by phone, by Internet or by completing, signing, dating and returning the enclosed proxy in the enclosed prepaid envelope.

      Your board of directors unanimously recommends that you vote to approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement which is described in detail in the joint proxy statement/ prospectus accompanying this notice.

By Order of the Board of Directors

JAMES M. SHEEHAN
Secretary

[●], 2004

YOUR VOTE IS IMPORTANT

WE URGE YOU TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE BY (1) CALLING THE TOLL-FREE NUMBER (1-800-690-6903), (2) ACCESSING THE INTERNET WEBSITE AT www.proxyvote.com OR (3) COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED PROXY CARD.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF ADVANCED FIBRE COMMUNICATIONS, INC.

TO THE STOCKHOLDERS OF ADVANCED FIBRE COMMUNICATIONS, INC.:

      NOTICE IS HEREBY GIVEN that Advanced Fibre Communications, Inc. will hold a special meeting of its stockholders on [●], 2004, at [●] local time, at [●] for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 19, 2004, among Tellabs, Inc., Chardonnay Merger Corp., a wholly owned subsidiary of Tellabs, Inc., and Advanced Fibre Communications, Inc. A copy of the merger agreement is included as Annex A to the joint proxy/prospectus accompanying this notice.

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

      In the merger, each share of AFC common stock will be converted into the right to receive:

•	1.55 shares of Tellabs common stock; and

•	$7.00 in cash, without interest.

      Stockholders of record of AFC common stock at the close of business on [●], 2004 will be entitled to vote at the special meeting and any adjournment or postponement of that meeting. As of the record date, there were [●] shares of AFC common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

      Under Delaware law, AFC stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in the joint proxy statement/prospectus accompanying this notice. In addition, the text of the applicable provisions of Delaware law is included as Annex D to the joint proxy statement/prospectus accompanying this notice.

      You are cordially invited to attend the meeting, but whether or not you expect to attend in person, you can be sure your shares are represented at the meeting by promptly voting and submitting your proxy by phone, by Internet or by completing, signing, dating and returning the enclosed proxy in the enclosed prepaid envelope.

      Your board of directors unanimously recommends that you vote to adopt the merger agreement and thereby approve the proposed merger which is described in detail in the joint proxy statement/prospectus accompanying this notice.

By Order of the Board of Directors

AMY M. PAUL
Secretary

[●], 2004

YOUR VOTE IS IMPORTANT

WE URGE YOU TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE BY (1) CALLING THE TOLL-FREE NUMBER (1-877-PRX-VOTE (1-877-779-8683)), (2) ACCESSING THE INTERNET WEBSITE AT www.eproxyvote.com OR (3) COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED PROXY CARD.

          PLEASE DO NOT SEND YOUR COMMON STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR CERTIFICATES.

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ii

CHAPTER ONE

THE INTRODUCTION

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will AFC stockholders and option holders receive in the merger?

A:	If the merger is completed, each share of AFC common stock will be converted into the right to receive 1.55 shares of Tellabs common stock and $7.00 in cash, without interest. Tellabs will not issue fractional shares of common stock. Instead, in lieu of fractional shares that a holder of AFC common stock would otherwise be entitled to receive, such holder will receive a cash payment based on the last reported sale price of Tellabs common stock on the Nasdaq National Market at the close of business on the closing date of the merger.

The merger consideration is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based on the closing price of Tellabs common stock on the Nasdaq National Market on May 19, 2004, the last trading day prior to the public announcement of the merger, the merger consideration represented approximately $21.24 in value for each share of AFC common stock. Based on Tellabs’ closing price on [●], 2004, of $[●], the merger consideration represented approximately $[●] in value for each share of AFC common stock.

If the merger is completed, each outstanding stock option to purchase AFC common stock will become an option to purchase Tellabs common stock exercisable on generally the same terms and conditions that applied before the merger. The number of shares of Tellabs common stock subject to the substitute Tellabs option will equal the number of shares of AFC common stock subject to the option immediately prior to the merger, multiplied by the “option exchange ratio” (see “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock” for a discussion of this term), rounded down to the nearest whole share. The per share exercise price of each substitute Tellabs option will equal the exercise price of the option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent.

Q:	What is the recommendation of the Tellabs board of directors?

A:	The Tellabs board of directors has unanimously determined that the proposed merger, including the share issuance, is advisable, fair to and in the best interests of Tellabs and its stockholders and unanimously recommends that Tellabs stockholders vote FOR the issuance of shares of Tellabs common stock as contemplated by the merger agreement.

Q:	What is the recommendation of the AFC board of directors?

A:	The AFC board of directors has unanimously determined that the proposed merger is advisable, fair to and in the best interests of AFC and its stockholders and unanimously recommends that AFC stockholders vote FOR the adoption of the merger agreement, thereby approving the proposed merger.

Q:	What vote is required for approval?

A:	Approval of the proposal to issue shares of Tellabs common stock by the holders of Tellabs common stock as contemplated by the merger agreement requires the affirmative vote of at least a majority of the shares of Tellabs common stock present in person or by proxy at the special meeting and entitled to vote, assuming a quorum is present. Abstentions have the effect of a vote against the proposal. Broker non-votes will not affect the outcome.

Adoption of the merger agreement by the holders of AFC common stock requires the affirmative vote of at least a majority of the outstanding shares of AFC common stock. Abstentions and broker non-votes have the effect of a vote against the proposal.

Q:	Will AFC stockholders have appraisal rights as a result of the merger?

A:	Yes. Under Delaware law, AFC stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise appraisal rights, such holder must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under “The Proposed Merger — Appraisal Rights for AFC Stockholders” beginning on page [●] of this joint proxy statement/ prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex D to this joint proxy statement/ prospectus.

Q:	Will Tellabs stockholders have appraisal rights as a result of the merger?

A:	No.

Q:	What are the material U.S. federal income tax consequences of the merger to AFC stockholders?

A:	The completion of the merger is conditioned on the receipt by Tellabs and AFC of tax opinions from their respective counsel dated the closing date of the merger to the effect that, for U.S. federal income tax purposes, the merger and the “subsequent merger” (see “Summary — The Merger” for a discussion of this term), taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and as to certain related matters.

Assuming the merger and the subsequent merger, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code, each AFC stockholder will recognize gain (but not loss) equal to the lesser of:

• the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the shares of Tellabs common stock received in the merger over that stockholder’s adjusted tax basis in its shares of AFC common stock surrendered in the merger); and

• the amount of cash received in the merger (excluding cash received in lieu of a fractional share).

Any such recognized gain generally will be long-term capital gain if the stockholder’s holding period of the shares of AFC common stock surrendered is more than one year at the effective time of the merger.

In addition, AFC stockholders may recognize gain or loss on any fractional shares of Tellabs common stock for which cash is received. Any such additional gain or loss generally will be long-term capital gain or long-term capital loss if the stockholder’s holding period for the shares of AFC common stock surrendered is more than one year at the effective time of the merger.

For a more detailed description of the U.S. federal income tax consequences of the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this joint proxy statement/ prospectus. The U.S. federal income tax consequences described above may not apply to some holders of AFC common stock, including some types of holders specifically referred to on page [●].

Holders of AFC common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

Q:	What do I need to do now?

A:	After you carefully read this joint proxy statement/ prospectus, please respond by submitting your proxy by telephone or the Internet or by completing, signing, dating and mailing your signed proxy card in the enclosed return envelope, as soon as possible, so that your shares may be represented at your special meeting. In order to assure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend your special meeting in person.

Q:	Why is my vote important?

A:	Tellabs stockholders are being asked to approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement. AFC stockholders are being asked to adopt the merger agreement and thereby approve the proposed merger. If you do not submit your proxy by telephone or the Internet, or return your proxy card by mail or vote in person at your special meeting, it will be more difficult for Tellabs and AFC to obtain the necessary quorum to hold their special meetings. In addition, if you are a Tellabs stockholder and you abstain from voting on the share issuance, the abstention will be counted as a vote against the share issuance. If you are an AFC stockholder and you fail to submit your proxy or attend the special meeting or you abstain from voting on adoption of the merger agreement, your failure to submit your proxy or attend the special meeting or your abstention will have the same effect as a vote against the adoption of the merger agreement.

Q:	How will my proxy be voted?

A:	If you vote by telephone or by the Internet or by completing, signing, dating and mailing your signed proxy card(s), your proxy will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote, your shares will be voted FOR the proposals in the notice. If an AFC stockholder’s shares are voted for the adoption of the merger agreement at the AFC special meeting, that AFC stockholder will lose the appraisal rights to which the stockholder would otherwise be entitled.

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record as of [●], 2004, you may attend your special meeting and vote your shares in person, instead of submitting your proxy by telephone or by the Internet or returning your signed proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If your shares are held in “street name” by your broker and you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on either the adoption of the merger agreement by AFC stockholders or approval of the issuance of shares of Tellabs common stock as contemplated by the merger agreement. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the respective special meeting and it will have the consequences set forth above under “Why is my vote important?”

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares of Tellabs or AFC that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own prepaid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope which accompanied that proxy card.

Q:	Can I revoke my proxy and change my vote?

A:	Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at your special meeting. If you are a stockholder of record, your proxy can be revoked in several ways:

• by entering a new vote by telephone or the Internet;

• by delivery of a written revocation to your company’s secretary prior to your special meeting;

• by submitting another valid proxy bearing a later date prior to your special meeting; or

• by attending your special meeting and voting your shares in person.

However, if your shares are held in “street name” through a bank, broker, custodian or other recordholder, you must check with your bank, broker, custodian or other recordholder to determine how to revoke your proxy.

Q:	When and where are the special meetings?

A:	The Tellabs special meeting will take place on [●], 2004, at [●] local time, at [●].

The AFC special meeting will take place on [●], 2004 at [●] local time, at [●].

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Tellabs will send AFC stockholders written instructions for exchanging their AFC stock certificates for the merger consideration. Tellabs stockholders will keep their existing stock certificates.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the second half of 2004. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not complete it at all. We hope to complete the merger as soon as reasonably practicable.

Q:	Will Tellabs stockholders receive any shares as a result of the merger?

A:	No. Tellabs stockholders will continue to hold the Tellabs shares they currently own.

Q:	Are there risks I should consider in deciding to vote, in the case of the AFC stockholders, on the adoption of the merger agreement and, in the case of the Tellabs stockholders, on the issuance of shares of Tellabs common stock?

A:	Yes, in evaluating the merger agreement and the merger or the issuance of Tellabs common stock, you should carefully read this joint proxy statement/ prospectus, including the factors discussed in the section titled “Risk Factors” beginning on page [●].

Q:	Who can answer any questions I may have about the special meetings or the merger?

A:	Tellabs stockholders may call Innisfree M&A, Inc. at (877) 825-8971.

AFC stockholders may call Innisfree M&A, Inc. at (877) 825-8971.

SUMMARY

      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/ prospectus and the documents to which we refer you. A copy of the merger agreement is attached as Annex A to this joint proxy statement/ prospectus and is incorporated by reference into this joint proxy statement/ prospectus. See “Where You Can Find More Information.”

The Companies Involved in the Proposed Merger (see page [●])

Tellabs, Inc.

One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563
(630) 798-8800
Internet address: www.tellabs.com

      Tellabs, Inc., delivers technology that transforms the way the world communicatesTM. Tellabs’ experts design, develop, deploy and support solutions for telecom networks in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the U.S., flow through Tellabs’ equipment. Tellabs’ product portfolio provides solutions in:

•	transport — this category includes the Tellabs® 5500, Tellabs® 5300, Tellabs® 5500NGX, Tellabs® 6500 and Tellabs® 7100 optical networking systems;

•	managed access — this category includes the Tellabs® 2300, Tellabs® 6300 and Tellabs® 8100 systems, which are designed to enable service providers to offer new services quickly;

•	broadband data — this category includes the Tellabs® 8800 and Tellabs® 8600 systems;

•	voice quality enhancement — this category primarily includes Tellabs’ echo cancellation products: Tellabs® 3000 series stand alone echo cancellers and integrated echo cancellations solutions which are designed to enable long distance and wireless phone companies to offer superior quality; and

•	services and solutions — this category principally includes installation and professional services and support agreements.

      Tellabs’ three strategies focus on energizing the core business, setting the standard in carrier-class data and expanding into adjacent markets. Tellabs generates revenue principally through the sale of hardware and software, both as stand-alone products and as elements of integrated systems, to many of the world’s largest and strongest carriers. In addition, Tellabs generates revenue by providing installation and professional services related primarily to its own products and systems.

      Shares of Tellabs common stock are quoted on the Nasdaq National Market under the symbol “TLAB.”

      Chardonnay Merger Corp., a wholly owned subsidiary of Tellabs, was formed on May 17, 2004, for the purpose of effecting the merger.

Advanced Fibre Communications, Inc.

1465 North McDowell Blvd.
Petaluma, California 94954
(707) 792-3500
Internet address: www.afc.com

      AFC sells access solutions to telecommunications companies in the U.S. and international marketplaces. AFC is the largest U.S. wireline equipment manufacturer dedicated solely to the access network. AFC sells its products primarily to service providers who install its equipment as part of their access networks. AFC’s customers in the U.S. are generally incumbent local exchange carriers, or ILECs, which include independent operating companies, or IOCs, and regional Bell operating companies, or RBOCs. In international markets, its customers are primarily incumbent local service providers. AFC offers a comprehensive portfolio of carrier-class, standards-based solutions to carriers that satisfy the demand for such leading technologies and architectures as packetized voice, Fiber-to-the-Premises, or FTTP, Fiber-to-the-Curb, or FTTC, video, and digital subscriber line. Addressing these technologies, AFC offers the following solutions:

•	AdvancedVoice, which provides both legacy and packet-based voice solutions;

•	AFC FiberDirect, innovative FTTP and FTTC offerings that enable carriers to deploy a high-capacity all-fiber network;

•	TelcoVideo, a solution that delivers advanced voice, high-speed Internet, video and other entertainment services; and

•	UniversalDSL, which delivers digital subscriber line, or DSL, technology in multiple deployment options and configurations.

      AFC’s suite of access solutions incorporates elements of its core product portfolio, which includes AccessMAXTM , DISC*STM, TelliantTM , TransMAXTM, PremMAXTM, AFC’s network management system, PanoramaTM, professional services and plant cabinets and technologies. On February 20, 2004, AFC acquired its DISC*S product line, which includes:

•	DISC*S Digital Loop Carrier, a scalable next generation digital loop carrier, or NGDLC, providing plain old telephone service and broadband services;

•	DISC*S HD, a high density version of the DISC*S NGDLC platform;

•	DISC*S MX, a FTTC platform that supports a “triple play” of consumer services: voice, Internet and video; and

•	The Deep Fiber HFC, a broadband FTTC architecture that incorporates radio frequency return capability into the DISC*S fiber in the loop platform.

      Shares of AFC common stock are quoted on the Nasdaq National Market under the symbol “AFCI.”

The Merger (see page [●])

      Under the terms of the proposed merger, a wholly owned subsidiary of Tellabs, formed for the purpose of effecting the merger, will merge with and into AFC, with AFC continuing as the surviving corporation. Immediately following the merger, the surviving corporation will merge with and into a newly created limited liability company wholly owned by Tellabs in a second merger which we refer to as the “subsequent merger.”

      The merger agreement is attached as Annex A to this joint proxy statement/ prospectus. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

AFC Stockholders Will Receive 1.55 Shares of Tellabs Common Stock and $7.00 in Cash for Each Share of AFC Common Stock (see page [●])

      AFC stockholders who have not perfected appraisal rights will receive 1.55 shares of Tellabs common stock and $7.00 in cash, without interest, for each share of AFC common stock they hold. Tellabs will not issue fractional shares pursuant to the merger. As a result, the total number of shares of Tellabs common stock that each AFC stockholder will receive pursuant to the merger will be rounded down to the nearest whole number, and each AFC stockholder will receive a cash payment for the remaining fraction of a share of Tellabs common stock that he or she would otherwise receive, if any, based on the last reported sale price per share of Tellabs common stock on the Nasdaq National Market at the close of business on the closing date of the merger, rounded down to the nearest cent.

      Example: If you currently own 137 shares of AFC common stock, you will be entitled to receive 212 shares of Tellabs common stock and a check for $959 (representing the $7.00 cash per share of AFC common stock) plus the market value of 0.35 shares of Tellabs common stock at the close of business on the closing date of the merger.

Each Outstanding Option to Purchase AFC Common Stock Will be Converted into an Option to Purchase Tellabs Common Stock at the Option Exchange Ratio and All Restrictions on AFC Restricted Shares Will Be Assigned to Tellabs (see page [●])

      Upon completion of the merger, each outstanding stock option to purchase AFC common stock will become an option to purchase Tellabs common stock, exercisable on generally the same terms and conditions that applied before the merger. The number of shares of Tellabs common stock subject to the substitute Tellabs option will equal the number of shares of AFC common stock subject to the option immediately prior to the merger, multiplied by the “option exchange ratio,” rounded down to the nearest whole share. The per share exercise price of each substitute Tellabs option will equal the exercise price of the option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The “option exchange ratio” is equal to the sum of 1.55 plus the fraction obtained by dividing $7.00 by the average per share last reported sale price of Tellabs common stock over the ten trading days preceding the closing date of the merger.

      Upon completion of the merger, all restrictions on shares of AFC common stock held by employees of AFC or its subsidiaries immediately prior to the merger, including all repurchase and forfeiture rights, will be assigned to Tellabs, and the shares of Tellabs common stock issued and the cash paid upon the conversion of such restricted shares in the merger will continue to be unvested and subject to the same restrictions which applied immediately prior to the merger, after giving effect to any acceleration, lapse or other vesting occurring by operation of the merger.

The Merger Consideration is Fixed and Will Not Be Adjusted in Response to Changes in Our Stock Prices (see page [●])

      Because the merger consideration is fixed in the merger agreement and neither Tellabs nor AFC has the right to terminate the merger agreement based solely on changes in either party’s stock price, the market value of the Tellabs common stock that AFC stockholders receive in the merger may fluctuate significantly from its current value.

      The table below shows the closing prices of Tellabs and AFC common stock, which are quoted on the Nasdaq National Market under the symbols “TLAB” and “AFCI,” respectively, and the pro forma “equivalent stock price plus cash” at the close of the regular trading session on May 19, 2004, the last trading day prior to our public announcement of the merger, and [●], 2004, the most recent trading day for which that information was available prior to the mailing of this joint proxy statement/ prospectus. The “equivalent stock price plus cash” of shares of AFC common stock represents the closing sales price per share of Tellabs common stock on the Nasdaq National Market as of the applicable date, multiplied by 1.55, plus the cash consideration of $7.00 per share of AFC common stock.

	Tellabs Common Stock	AFC Common Stock	AFC Equivalent Stock
	Closing Price	Closing Price	Price Plus Cash

May 19, 2004	$9.19	$16.83	$21.24
[●], 2004	$	$	$

      The value of the merger consideration to be received by AFC stockholders will fluctuate with changes in the price of Tellabs common stock. You are urged to obtain current market quotations for shares of both companies.

AFC Stockholders Will Hold Approximately 25% of the Tellabs Shares of Common Stock Following Completion of the Merger (see page [●])

      Tellabs will issue up to approximately 173.4 million shares of Tellabs common stock to AFC stockholders as contemplated by the merger agreement, which includes approximately 37.1 million shares of Tellabs common stock issuable pursuant to AFC stock options to be assumed by Tellabs and substituted with options to purchase shares of Tellabs common stock. Immediately following completion of the merger, it is expected that there will be approximately 552.1 million shares of Tellabs common stock issued and outstanding. The shares of Tellabs common stock to be issued to AFC stockholders as contemplated by the merger agreement will represent approximately 25% of the outstanding Tellabs common stock after the merger on a fully diluted basis. This information is based on the number of Tellabs and AFC shares and options outstanding on April 2, 2004.

Tellabs Does Not Anticipate Paying a Cash Dividend Following Completion of the Merger

      Tellabs has never paid cash dividends and does not anticipate paying a cash dividend in the foreseeable future following the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page [●])

      The completion of the merger is conditioned on the receipt by Tellabs and AFC of tax opinions from their respective counsel dated the closing date of the merger to the effect that, for U.S. federal income tax purposes, the merger and the subsequent merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and as to certain related matters.

      Assuming the merger and the subsequent merger, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code, each AFC stockholder will recognize gain (but not loss) equal to the lesser of:

•	the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the shares of Tellabs common stock received in the merger over that stockholder’s adjusted tax basis in its shares of AFC common stock surrendered in the merger); and

•	the amount of cash received in the merger (excluding cash received in lieu of a fractional share).

      Any such recognized gain generally will be long-term capital gain if the stockholder’s holding period of the shares of AFC common stock surrendered is more than one year at the effective time of the merger.

      In addition, AFC stockholders may recognize gain or loss on any fractional shares of Tellabs common stock for which cash is received. Any such additional gain or loss generally will be long-term capital gain or long-term capital loss if the stockholder’s holding period for the shares of AFC common stock surrendered is more than one year at the effective time of the merger.

      For a more detailed description of the U.S. federal income tax consequences of the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this joint proxy statement/ prospectus. The U.S. federal income tax consequences described above may not apply to some holders of AFC common stock, including some types of holders specifically referred to on page [●].

      Holders of AFC common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

Due to Variances Between the Certificates of Incorporation, By-Laws and Other Corporate Documents of Tellabs and AFC, Differences Exist Between the Rights of Tellabs Stockholders and AFC Stockholders (see page [●])

      The rights of stockholders of both companies are governed by Delaware law. However, there are differences in the rights of Tellabs stockholders and AFC stockholders as a result of the provisions of the certificate of incorporation, by-laws and other corporate documents of each company. See “Certain Legal Information — Comparison of Tellabs/ AFC Stockholder Rights.”

Recommendations of Tellabs and AFC to Stockholders (see pages [●] and [●])

To Tellabs Stockholders:

      The Tellabs board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger, including the share issuance, is advisable, fair to and in the best interests of Tellabs and its stockholders and unanimously recommends that Tellabs stockholders vote FOR the proposal to issue shares of Tellabs common stock as contemplated by the merger agreement.

To AFC Stockholders:

      The AFC board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger is advisable, fair to and in the best interests of AFC and its stockholders and unanimously recommends that AFC stockholders vote FOR the proposal to adopt the merger agreement and thereby approve the proposed merger.

AFC Officers and Directors Have Interests in the Merger that May Be Different from, or in Addition to, the Interests of the AFC Stockholders (see page [●])

      When AFC stockholders consider their board of directors’ recommendation that they vote in favor of the adoption of the merger agreement, AFC stockholders should be aware that AFC officers and directors may have interests in the merger that are different from, or in addition to, AFC stockholders’ interests. Those interests include:

•	Tellabs’ agreement to appoint three AFC directors, John A. Schofield, William L. Keever and Frank Ianna, to Tellabs’ board of directors following the merger;

•	Tellabs’ intention to appoint John A. Schofield as Chief Operating Officer of Tellabs following the merger;

•	the accelerated vesting of options held by directors of AFC (other than those held by Mr. Schofield);

•	the accelerated vesting of options held by certain executive officers of AFC following the merger if they are terminated for a reason other than misconduct or if they resign for reasons specified under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	the entitlement of executive officers of AFC to receive severance benefits following the merger if they are terminated without cause or if they voluntarily terminate their employment for certain reasons as described under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	Tellabs’ agreement to provide officers and directors of AFC with continuing indemnification rights;

•	Tellabs’ agreement to provide directors’ and officers’ insurance for six years following the merger;

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make cash payments to AFC employees, including executive officers, in lieu of the benefits such employees are entitled to receive under AFC’s current sabbatical program;

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make payments to AFC employees, including executive officers, pursuant to a retention plan AFC intends to adopt; and

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make specified payments under AFC’s Management Incentive Program to officers of AFC that prior to December 31, 2004 are terminated by Tellabs or voluntarily leave for specified reasons.

      As a result, the directors and officers of AFC may be more likely to recommend the adoption of the merger agreement than if they did not have these interests.

Tellabs’ Financial Advisor Delivered its Opinion to the Tellabs Board of Directors to the Effect that, as of May 19, 2004, the Merger Consideration Was Fair, from a Financial Point of View, to Tellabs (see page [●])

      Credit Suisse First Boston delivered its oral opinion (subsequently confirmed in writing) to the Tellabs board of directors to the effect that, as of May 19, 2004 and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration of (i) 1.55 shares of Tellabs common stock and (ii) $7.00 in cash, to be paid for each share of AFC common stock in the proposed merger was fair, from a financial point of view, to Tellabs. The full text of the opinion of Credit Suisse First Boston, dated May 19, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus. Tellabs stockholders are urged to, and should, read this opinion in its entirety.

      The Credit Suisse First Boston opinion is addressed to the Tellabs board of directors and is directed to the fairness to Tellabs, from a financial point of view, of the merger consideration to be paid in the proposed merger. The Credit Suisse First Boston opinion does not constitute a recommendation to any Tellabs stockholder as to how any such stockholder should vote or act with respect to the proposed merger or any other matter.

AFC’s Financial Advisor Delivered its Opinion to the AFC Board of Directors to the Effect that, as of May 19, 2004, the Merger Consideration Was Fair, from a Financial Point of View, to the AFC Stockholders (see page [●])

      Bear, Stearns & Co. Inc. delivered its oral opinion (subsequently confirmed in writing) to the AFC board of directors to the effect that, as of May 19, 2004 and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration of (i) 1.55 shares of Tellabs common stock and (ii) $7.00 in cash, to be paid for each share of AFC common stock in the proposed merger was fair, from a financial point of view, to the holders of AFC common stock. The full text of the written opinion of Bear Stearns dated May 19, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Annex C to this joint proxy statement/ prospectus. AFC stockholders are urged to, and should, read this opinion in its entirety.

      The Bear Stearns opinion is addressed to the AFC board of directors and is directed to the fairness, from a financial point of view, of the merger consideration to be paid in the proposed merger. The Bear Stearns opinion does not constitute a recommendation to any AFC stockholder as to how any such stockholder should vote or act with respect to the proposed merger or any other matter.

Both Tellabs and AFC Stockholder Approvals Will Be Required to Complete the Merger (see page [●])

For Tellabs Stockholders:

      Approval of the proposal to issue shares of Tellabs common stock as contemplated by the merger agreement requires the affirmative vote of at least a majority of the shares of Tellabs common stock present in person or by proxy and entitled to vote on the share issuance as long as a quorum, which is a majority of the shares outstanding, is present in person or by proxy. Approval of the proposal to issue shares of Tellabs common stock as contemplated by the merger agreement is a condition to the completion of the merger.

      On [●], 2004, which is the record date for determining those Tellabs stockholders who are entitled to vote at the Tellabs special meeting, directors and executive officers of Tellabs and their affiliates beneficially owned and had the right to vote [●] shares of Tellabs common stock, representing approximately [●]% of the shares of Tellabs common stock outstanding on the record date. To Tellabs’ knowledge, directors and executive officers of Tellabs and their affiliates intend to vote their common stock in favor of the proposal to issue shares of Tellabs common stock as contemplated by the merger agreement.

For AFC Stockholders:

      Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of AFC common stock. On [●], 2004, which is the record date for determining those AFC stockholders who are entitled to vote at the AFC special meeting, directors and executive officers of AFC and their affiliates beneficially owned and had the right to vote [●] shares of AFC common stock, or approximately [●]% of the outstanding shares of AFC common stock outstanding and entitled to vote at the special meeting. To AFC’s knowledge, directors and executive officers of AFC and their affiliates intend to vote their common stock in favor of the adoption of the merger agreement.

AFC Stockholders Will Have Appraisal Rights in Connection with the Merger (see page [●])

      Under Delaware law, AFC stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise such appraisal rights AFC stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under “The Proposed Merger — Appraisal Rights for AFC Stockholders.” In addition, the text of the applicable provisions of Delaware law is included as Annex D to this joint proxy statement/ prospectus. Tellabs stockholders are not entitled to appraisal rights in connection with the merger.

The Completion of the Merger is Subject to the Satisfaction or Waiver of a Number of Conditions (see page [●])

      The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including the following:

•	adoption of the merger agreement by the AFC stockholders and approval by the Tellabs stockholders of the issuance of shares of Tellabs common stock as contemplated by the merger agreement;

•	authorization for quotation by the Nasdaq National Market of the shares of Tellabs common stock issuable pursuant to the merger agreement, subject to official notice of issuance;

•	expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	all authorizations, consents, orders, declarations or approvals of governmental entities, the failure of which to obtain would have the effect of making the merger illegal or would, individually or in the aggregate, have a material adverse effect on Tellabs (assuming the merger had taken place), having been obtained;

•	absence of any law, judgment, injunction or other order by a governmental entity prohibiting the completion of the merger;

•	compliance in all material respects by the parties with their respective obligations under the merger agreement;

•	absence of breaches of the representations and warranties in the merger agreement;

•	receipt of opinions of counsel to Tellabs and AFC that the merger and the subsequent merger, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	absence of a material adverse effect having occurred to the other party since the date of the merger agreement; and

•	not more than 10% of the shares of AFC common stock outstanding immediately prior to the effective time having exercised appraisal rights.

How the Merger Agreement May Be Terminated by Tellabs and AFC (see page [●])

      Tellabs and AFC may mutually agree to terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after the AFC stockholders have adopted the merger agreement and the Tellabs stockholders have approved the issuance of shares of Tellabs common stock as contemplated by the merger agreement.

      In addition, either party could decide, without the consent of the other, to terminate the merger agreement in a number of situations, including:

•	if the merger is not completed by November 19, 2004 (which date may be extended to February 19, 2005 by either party if the condition to closing relating to Hart-Scott-Rodino has not been satisfied, but all other conditions to closing are satisfied by November 19, 2004);

•	if the required approval of the Tellabs or AFC stockholders is not obtained at the respective stockholder meetings;

•	if the board of directors of the other party withdraws, qualifies, amends or modifies its recommendation of the merger in a manner adverse to the other party; or

•	if the other party breaches its representations, warranties or covenants in the merger agreement, which breach results in a failure of one of the conditions to the completion of the merger being satisfied.

      The merger agreement may be terminated by AFC prior to completion of the merger if:

•	the AFC board of directors authorizes AFC, subject to complying with the terms of the merger agreement, to enter into a definitive agreement with a third party concerning a transaction that constitutes a “superior proposal” (see “The Merger Agreement — Covenants — No Solicitation” for a discussion of this term) and AFC notifies Tellabs in writing that it intends to enter into the agreement;

•	Tellabs does not make, within five days of receipt of AFC’s written notification of its intention to enter into a definitive agreement for a superior proposal, an offer that the AFC board of directors determines, in its reasonable good faith judgment after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of AFC; and

•	prior to or concurrently with the termination of the merger agreement, AFC pays to Tellabs a termination fee of $57.6 million.

      The merger agreement may also be terminated by AFC prior to completion of the merger if Tellabs enters into a letter of intent, agreement in principle, acquisition or similar agreement with respect to a “parent acquisition transaction” (see “The Merger Agreement — Termination of Merger Agreement” for a discussion of this term) and AFC notifies Tellabs in writing that it is terminating the merger agreement within 10 days of the earlier to occur of such parent acquisition transaction and the public announcement of the entry into such letter of intent, agreement in principle, acquisition or similar agreement.

      The merger agreement may be terminated by Tellabs prior to completion of the merger if, prior to the approval by AFC stockholders of the merger:

•	AFC’s board of directors or a committee thereof recommends to AFC stockholders a takeover proposal other than the merger; or

•	a tender offer or exchange offer for 15% or more of the outstanding shares of AFC capital stock is commenced and AFC’s board of directors fails to recommend against acceptance of such offer within 10 business days of such commencement.

Termination Fees and Expenses May Be Payable Under Some Circumstances (see page [●])

      Generally, if the merger agreement is terminated by Tellabs in specified circumstances where the AFC board of directors has withdrawn, qualified, amended or modified its recommendation of the merger with Tellabs in a manner adverse to Tellabs or by either party in specified circumstances involving the acquisition of

AFC by another person, AFC will be required to pay Tellabs a termination fee of $57.6 million and up to $10 million of Tellabs’ expenses.

      Generally, if the merger agreement is terminated by AFC where the Tellabs board of directors has withdrawn, qualified, amended or modified its recommendation of the merger in a manner adverse to AFC, Tellabs will be required to pay a termination fee to AFC of $28.8 million and up to $10 million of AFC’s expenses. If the merger agreement is terminated by AFC where Tellabs enters into a letter of intent, agreement in principle, acquisition or similar agreement with respect to a parent acquisition transaction, Tellabs will be required to pay a termination fee to AFC of $57.6 million and up to $10 million of AFC’s expenses.

The Completion of the Merger is Subject to Regulatory Clearance (see page [●])

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger cannot be completed until we have made required notifications and given certain information and materials to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and until specified waiting period requirements have expired. Tellabs and AFC filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on June 21, 2004.

Tellabs Common Stock Will Be Quoted on the Nasdaq National Market (see page [●])

      The shares of Tellabs common stock to be issued pursuant to the merger will be quoted on the Nasdaq National Market under the symbol “TLAB.”

Accounting Treatment of the Merger (see page [●])

      Tellabs will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States.

The Merger and the Performance of the Combined Company are Subject to a Number of Risks (see page [●])

      There are a number of risks relating to the merger and to the businesses of Tellabs, AFC and the combined company following the merger. See “Risk Factors” beginning on page [●] of this joint proxy statement/prospectus for a discussion of these and other risks and see also the documents that we have filed with the Securities and Exchange Commission and which we have incorporated by reference into this joint proxy statement/prospectus.

Selected Historical Financial Information

      The following selected historical consolidated financial information is being provided to assist you in your analysis of the financial aspects of the merger. The annual Tellabs historical information is derived from the consolidated financial statements of Tellabs as of and for each of the years in the five-year period ended January 2, 2004. The annual AFC historical information is derived from the consolidated financial statements of AFC as of and for each of the years in the five-year period ended December 31, 2003. The data as of and for the three months ended April 2, 2004 and March 28, 2003, in the case of Tellabs, and March 31, 2004 and 2003, in the case of AFC, has been derived from unaudited interim financial statements of both Tellabs and AFC. The unaudited interim financial information is not necessarily indicative of the results to be expected for any other interim period or for fiscal year 2004 as a whole. However, in the opinion of each company’s management, the unaudited interim financial information presented includes all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in the Tellabs and AFC annual reports on Form 10-K for the years ended January 2, 2004 and December 31, 2003, respectively, and quarterly reports on Form 10-Q for the quarters ended April 2, 2004 and March 31, 2004, respectively, which have been incorporated by reference in this joint proxy statement/ prospectus, as well as other information that has been filed with the Securities and Exchange Commission (“SEC”). See “Where You Can Find More Information” for information on where you can obtain copies of this information. The historical results included below and elsewhere in this joint proxy statement/ prospectus are not indicative of the future performance of Tellabs, AFC or the combined company.

Tellabs Selected Historical Financial Information

	As of and for the

	Three Months Ended		Year Ended

	April 2,	March 28,	January 2,	December 27,	December 28,	December 29,	December 31,
	2004(1)	2003	2004(2)	2002(3)	2001(4)	2000	1999

	(In millions, except per share data)
Statement of Operations Information
Revenue	$263.8	$222.5	$980.4	$1,317.0	$2,199.7	$3,387.4	$2,322.4
Gross profit	$150.5	$93.5	$354.0	$486.5	$763.2	$1,835.4	$1,382.3
Operating profit (loss)	$10.8	$(50.5)	$(264.5)	$(329.7)	$(279.4)	$995.0	$731.8
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$15.7	$(43.4)	$(244.7)	$(327.8)	$(244.8)	$1,109.4	$802.1
Earnings (loss) before cumulative effect of change in accounting principle	$13.4	$(42.9)	$(241.6)	$(313.1)	$(182.0)	$760.0	$549.7
Net earnings (loss)	$13.4	$(42.9)	$(241.6)	$(313.1)	$(182.0)	$730.8	$549.7
Earnings (loss) per share, before cumulative effect of change in accounting principle, assuming dilution	$0.03	$(0.10)	$(0.58)	$(0.76)	$(0.44)	$1.82	$1.32
Earnings (loss) per share, assuming dilution	$0.03	$(0.10)	$(0.58)	$(0.76)	$(0.44)	$1.75	$1.32
Average number of common shares outstanding, assuming dilution	420.9	412.3	413.1	411.4	409.6	418.4	417.0
Balance Sheet Information
Total assets	$2,571.9	$2,556.8	$2,607.5	$2,705.7	$2,865.8	$3,073.1	$2,354.6
Total liabilities	$346.9	$282.7	$388.2	$415.4	$400.2	$445.5	$307.1
Stockholders’ equity	$2,225.0	$2,274.1	$2,219.3	$2,290.3	$2,465.6	$2,627.6	$2,047.5

(1)	Includes net restructuring and other charges of $7.0 million ($6.3 million, after tax, or $0.02 per diluted share).

(2)	Includes net restructuring and other charges of $172.6 million ($161.4 million, after-tax, or $0.39 per diluted share).

(3)	Includes net restructuring and other charges, acquired in-process research and development costs and investment write-downs, of $303.7 million ($296.6 million, after-tax, or $0.72 per diluted share).

(4)	Includes net restructuring and other charges of $448.6 million ($321.6 million, after-tax, or $0.79 per diluted share).

AFC Selected Historical Financial Information(1)

	As of and for the

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003(2)	2003(3)	2002(4)	2001(5)	2000(6)	1999(7)(8)

	(In millions, except per share data)
Statement of Operations Information
Revenues	$92.8	$80.5	$333.5	$344.1	$327.6	$416.9	$296.6
Gross profit	$47.3	$39.6	$164.1	$164.1	$111.6	$201.5	$138.7
Operating income (loss)	$(6.6)	$7.1	$23.8	$8.3	$(39.3)	$66.1	$22.0
Income (loss) before income taxes	$(3.7)	$11.1	$35.6	$46.8	$267.0	$117.5	$407.4
Net income (loss)	$(2.7)	$8.3	$26.7	$31.8	$165.5	$77.6	$249.1
Basic net income (loss) per share	$(0.03)	$0.10	$0.31	$0.38	$2.03	$0.97	$3.20
Shares used in basic per share computations	87.6	84.9	85.8	83.4	81.4	80.2	77.7
Diluted net income (loss) per share	$(0.03)	$0.10	$0.31	$0.37	$1.98	$0.91	$3.05
Shares used in diluted per share computations	87.6	86.2	87.5	85.3	83.6	84.8	81.7
Balance Sheet Information
Total assets	$1,359.4	$1,374.9	$1,317.7	$1,233.0	$1,146.9	$1,135.2	$900.8
Total liabilities	$360.4	$439.8	$332.5	$314.2	$308.3	$315.5	$255.7
Total stockholders’ equity	$999.0	$935.1	$985.2	$918.8	$838.6	$819.7	$645.1

(1)	Certain prior period amounts have been reclassified to conform to the current presentation.

(2)	The quarter ended March 31, 2003 included $1.4 million in unrealized gains on AFC’s investment in securities of Cisco Systems, Inc. It also included a benefit of $2.0 million from reversal of a purchase commitment reserve that was completely offset by the subsequent recording of an inventory reserve for the material purchased under this commitment.

(3)	2003 included changes in warranty estimate methodology and warranty estimate and accruals for a reversal of $4.6 million in reserve, $6.6 million in severance and related costs for workforce reduction, $2.8 million write-down of an impaired intangible asset, $2.0 million in amortization of acquired intangible assets, $1.0 million write-down of an impaired investment and $1.4 million in unrealized gains on the Cisco Systems securities investment. It also included a benefit of $2.5 million from reversal of a purchase commitment reserve that was completely offset by the subsequent recording of an inventory reserve for the material purchased under this commitment.

(4)	2002 included a $0.9 million charge resulting from the 2002 workforce reduction, $3.3 million in amortization of acquired intangibles, $12.4 million write-off of acquired in-process research and development costs, $4.4 million of litigation settlement costs, $18.4 million in unrealized gains on the Cisco Systems securities investment and a $13.6 million accrued distribution payment from Marconi Communications, Inc. (Marconi).

(5)	2001 included $18.9 million in charges to excess and obsolete inventory, $13.4 million in purchase commitments, a $4.3 million charge to cost of revenues, a $9.3 million charge to provision for doubtful accounts, $4.9 million in facility lease impairment charges, $1.4 million related to fixed asset write-downs, severance costs and foreign sales office closures, a $2.3 million write-down of an impaired investment and $13.6 million in accrued distribution payments from Marconi. 2001 also included $285.7 million in unrealized gains on the Cisco Systems securities investment from the application of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and related net gains on the Cisco Systems holdings during the year.

(6)	2000 included $42.9 million from Marconi as settlement of outstanding litigation and a subsequent distribution payment, and GVN Technologies, Inc. (GVN) acquisition related costs.

(7)	1999 included a $379.3 million gain recognized upon conversion of an investment into Cisco Systems common stock.

(8)	Amounts have been restated to reflect the acquisition of GVN in 2000 accounted for as a pooling of interests.

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information

      The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of AFC will be recorded, as of completion of the merger, at their respective fair values and added to those of Tellabs. For a more detailed description of purchase accounting, see “The Proposed Merger — Accounting Treatment.”

      We have presented below selected unaudited pro forma condensed combined consolidated financial information that reflects the purchase method of accounting and gives effect to:

•	AFC’s acquisition of North American Access, a business unit of Marconi Communications, Inc.; and

•	the merger,

in the case of the statement of operations information, as though the transactions had occurred at the beginning of the periods presented, and in the case of the balance sheet information, as though the transactions had occurred as of April 2, 2004.

      The unaudited pro forma condensed combined consolidated financial information has been prepared giving effect to the issuance of 1.55 shares of Tellabs common stock and the payment of $7.00 in cash, without interest, in exchange for each share of AFC common stock.

      The unaudited pro forma condensed combined consolidated financial information may have been different had the companies actually been combined at the beginning of each period presented. The selected unaudited pro forma condensed combined consolidated financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the merger. You should not rely on the selected unaudited pro forma condensed combined consolidated financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the completion of the merger. The following selected unaudited pro forma condensed combined consolidated financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes included in Chapter Four of this joint proxy statement/ prospectus.

	For the

	Three Months Ended	Year Ended
	April 2, 2004	January 2, 2004

	(In millions, except per share data)
Statement of Operations Information
Revenue	$387.0	$1,498.5
Operating earnings (loss)	2.2	(305.7)
Net earnings (loss)	4.3	(179.8)
Earnings (loss) per share:
Basic	$0.01	$(0.33)
Diluted	0.01	(0.33)
Weighted average number of shares and share equivalents:
Basic	551.5	549.4
Diluted	561.6	549.4
Balance Sheet Information (as of April 2, 2004)
Cash, cash equivalents and investments in marketable securities	$1,405.7
Total assets	4,425.6
Total liabilities	899.2
Stockholders’ equity	3,526.4
Book value per share	6.39

Comparative Historical and Unaudited Pro Forma Per Share Information

      The following table sets forth selected historical per share information of Tellabs and AFC and unaudited pro forma condensed combined consolidated per share information after giving effect to the merger between Tellabs and AFC, under the purchase method of accounting, after giving effect to the issuance of 1.55 shares of Tellabs common stock and the payment of $7.00 in cash, without interest, in exchange for each share of AFC common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this joint proxy statement/ prospectus, and the historical financial statements of Tellabs and AFC and related notes that are incorporated in this joint proxy statement/ prospectus by reference. The unaudited Tellabs pro forma condensed combined consolidated per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes included in Chapter Four of this joint proxy statement/ prospectus. The historical per share information is derived from audited financial statements of Tellabs and AFC as of and for the year ended January 2, 2004 and December 31, 2003, respectively, and unaudited financial statements of Tellabs and AFC as of and for the three months ended April 2, 2004 and March 31, 2004, respectively. The unaudited pro forma AFC per share equivalents are calculated by multiplying the unaudited Tellabs pro forma combined per share amounts by the exchange ratio of 1.55.

      The unaudited pro forma condensed combined consolidated per share information does not purport to represent what the actual results of operations of Tellabs and AFC would have been had the companies been combined during the periods presented or to project Tellabs’ and AFC’s results of operations that may be achieved after the completion of the merger.

	For the

	Three Months Ended	Year Ended
	April 2, 2004	January 2, 2004

Unaudited Tellabs Pro Forma Combined
Per share information:
Income:
Basic	$0.01	$(0.33)
Diluted	0.01	(0.33)
Stockholders’ equity	6.39	N/A
Tellabs — Historical
Per share information:
Income:
Basic	$0.03	$(0.58)
Diluted	0.03	(0.58)
Stockholders’ equity	5.35	5.35
AFC — Historical
Per share information:
Income:
Basic	$(0.03)	$0.31
Diluted	(0.03)	0.31
Stockholders’ equity	11.36	11.32
Unaudited Pro Forma AFC Equivalents Combined
Per share information:
Income:
Basic	$0.02	$(0.51)
Diluted	0.02	(0.51)
Stockholders’ equity	9.90	N/A

Comparative Per Share Market Price and Dividend Information

      Tellabs common stock and AFC common stock are each quoted on the Nasdaq National Market. Tellabs’ and AFC’s ticker symbols are “TLAB” and “AFCI,” respectively. The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low sale prices of shares of Tellabs and AFC common stock as reported on the Nasdaq National Market. Neither Tellabs nor AFC has paid cash dividends on its common stock.

	Tellabs		AFC
	Common Stock		Common Stock

	High	Low	High	Low

2002
First Quarter	$17.47	$10.10	$20.02	$14.75
Second Quarter	10.65	5.54	20.55	14.90
Third Quarter	7.64	4.00	19.60	12.15
Fourth Quarter	10.11	4.15	19.00	11.30
2003
First Quarter	9.73	5.07	19.85	14.64
Second Quarter	8.74	5.26	19.55	13.93
Third Quarter	8.28	5.85	25.50	15.07
Fourth Quarter	8.80	6.77	27.50	19.43
2004
First Quarter	11.37	8.05	26.60	19.76
Second Quarter (through [●] 2004)

RISK FACTORS

      Tellabs and AFC will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to the other information contained in or incorporated by reference into this joint proxy statement/ prospectus, you should carefully consider the risks described below before deciding how to vote your shares. Additional risks and uncertainties not presently known to Tellabs and AFC or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Tellabs and AFC as a combined company.

      In addition, Tellabs’ and AFC’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Tellabs, in Exhibit 99.3 to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003, and, in the case of AFC, in its Annual Report on Form 10-K for the year ended December 31, 2003, each of which is incorporated by reference into this joint proxy statement/ prospectus. These risks and uncertainties will continue to apply to Tellabs and AFC as independent companies if the merger is not consummated.

Risks Relating to the Merger

The value of Tellabs shares to be received by AFC stockholders will fluctuate.

      Upon consummation of the merger, each share of AFC common stock will be converted into the right to receive 1.55 shares of Tellabs common stock and $7.00 in cash, without interest. The number of shares of Tellabs common stock to be issued pursuant to the merger for each share of AFC common stock is fixed. The market price of Tellabs common stock when the merger is completed may fluctuate significantly from its market price at the date of this joint proxy statement/ prospectus and at the date of the special meetings of Tellabs and AFC. For example, during the 12-month period ended on [●], 2004, the most recent practicable date prior to the mailing of this joint proxy statement/ prospectus, Tellabs common stock traded in a range from a low of $[●] to a high of $[●] and ended that period at $[●] See “Summary — Comparative Per Share Market Price and Dividend Information” for more detailed share price information.

      Future fluctuations in the price of Tellabs common stock may be the result of various factors, including:

•	changes in the business, operations or prospects of Tellabs or AFC;

•	general market and economic conditions; and

•	litigation and/or regulatory developments,

many of which factors are beyond Tellabs’ control. The merger may not be completed until a significant period of time has passed after the Tellabs and AFC special meetings. At the time of their respective special meetings, Tellabs and AFC stockholders will not know the exact market value of the Tellabs common stock that will be issued in connection with the merger. The value of the merger consideration to be received by AFC stockholders will fluctuate with changes in the price of Tellabs’ common stock. Stockholders of Tellabs and AFC are urged to obtain current market quotations for Tellabs and AFC common stock.

The anticipated benefits of combining AFC and Tellabs may not be realized.

      Tellabs and AFC entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, a diversified market position, cross selling opportunities, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Tellabs integrates AFC in an efficient and effective manner, and general competitive factors in the market place. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

      Among the factors considered by the boards of directors of Tellabs and AFC in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

Tellabs and AFC may be unable to successfully integrate their operations.

      The merger involves the integration of two companies that previously operated independently. The difficulties of combining each company’s operations include:

•	the necessity of coordinating geographically separated organizations, systems and facilities and diverse product and service offerings;

•	coordinating research and development activities to enhance introduction of new products and services;

•	preserving customer, distribution, manufacturing, supplier and other important relationships of both Tellabs and AFC; and

•	integrating personnel with diverse business backgrounds.

      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the combined company after the merger, and could impair the combined company’s ability to realize the anticipated benefits of the merger.

      AFC’s acquisition of Marconi’s North American Access business was completed on February 20, 2004. The above risks of the Tellabs and AFC merger also pertain to integrating the operations of North American Access.

Some of the directors and executive officers of AFC have interests and arrangements that could have affected their decision to support or approve the merger.

      The interests of some of the directors and executive officers of AFC in the merger are different from, and may be in addition to, those of AFC stockholders generally and could have affected their decision to support or approve the merger. These interests include:

•	Tellabs’ agreement to appoint three AFC directors, John A. Schofield, William L. Keever and Frank Ianna, to Tellabs’ board of directors following the merger;

•	Tellabs’ intention to appoint John A. Schofield as Chief Operating Officer of Tellabs following the merger;

•	the accelerated vesting of options held by directors of AFC (other than those held by Mr. Schofield);

•	the accelerated vesting of options held by certain executive officers of AFC following the merger if they are terminated for a reason other than misconduct or if they resign for reasons specified under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	the entitlement of executive officers of AFC to receive severance benefits following the merger if they are terminated without cause or if they voluntarily terminate their employment for certain reasons as described under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	Tellabs’ agreement to provide officers and directors of AFC with continuing indemnifications rights;

•	Tellabs’ agreement to provide directors’ and officers’ insurance for six years following the merger;

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make cash payments to AFC employees, including executive officers, in lieu of the benefits such employees are entitled to receive under AFC’s current sabbatical program;

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make payments to AFC employees, including executive officers, pursuant to a retention plan AFC intends to adopt; and

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make specified payments under AFC’s Management Incentive Program to officers of AFC that prior to December 31, 2004 are terminated by Tellabs or voluntarily leave for specified reasons.

      As a result, the directors and officers of AFC may be more likely to recommend to AFC’s stockholders the adoption of the merger agreement than if they did not have these interests.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Tellabs’ common stock following the merger.

      In accordance with generally accepted accounting principles in the United States, the merger will be accounted for using the purchase method of accounting, which will result in charges to earnings of the combined company that could have an adverse impact on the market value of Tellabs common stock following completion of the merger. Under the purchase method of accounting, the total purchase price, excluding the amount allocable to deferred compensation, will be allocated to AFC’s net tangible assets and identifiable intangible assets, excluding goodwill, based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired in connection with the merger. Additionally, to the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. These amortization and potential impairment charges could have a material impact on the combined company’s operating results.

      Tellabs estimates the annual amortization expense for these identifiable intangible assets will approximate $82.1 million. Based on AFC’s amortization expense of approximately $4.8 million related to identifiable intangible assets for the year ended January 2, 2004, Tellabs will incur approximately $77.3 million of incremental annual amortization expense after the completion of the merger. This incremental expense will result in a reduction in earnings per share which could adversely affect the trading price of the Tellabs common stock.

The purchase accounting adjustments required for the merger will have the effect of increasing Tellabs’ future effective tax rate.

      In accounting for the merger under the purchase method of accounting, Tellabs expects to record additional deferred tax liabilities that will result in a significant reduction of the valuation allowance Tellabs currently maintains against its deferred tax assets. Although the underlying deductions, losses and tax credit carry forwards which make up Tellabs deferred tax assets will continue to be available to reduce current taxes payable on future pretax income, the purchase accounting adjustments described in the preceding sentence will have the effect of increasing Tellabs’ future effective tax rate for financial reporting purposes. This increase in Tellabs’ effective tax rate will result in a reduction in its earnings per share, which could adversely affect the trading price of the Tellabs common stock.

Tellabs and AFC will incur significant transaction and merger-related integration costs in connection with the merger.

      Tellabs and AFC expect to incur costs associated with consummating the merger and integrating the operations of the two companies, as well as $23.8 million in transaction fees. The estimated $10.3 million of transaction costs incurred by Tellabs will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction fees expected to be incurred is a preliminary estimate and subject to change. Tellabs is in the early stages of assessing the magnitude of the integration costs that will be required and, therefore, is unable to provide an estimate of these costs at this time. Additional unanticipated costs may be incurred in the integration of the businesses of Tellabs and AFC. Although Tellabs and AFC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related costs over time, we cannot give any assurance that this net benefit will be achieved in the near term, or at all.

AFC will be subject to business uncertainties and contractual restrictions while the merger is pending.

      Uncertainty about the effect of the merger on employees and customers may have an adverse effect on AFC and consequently on the combined company. These uncertainties may impair AFC’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers, distributors and others that deal with AFC to defer purchases or other decisions concerning AFC, or to seek to change existing business relationships with AFC. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed. In addition, the merger agreement restricts AFC from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent AFC from pursuing attractive business opportunities that may arise prior to the completion of the merger or termination of the merger agreement. Please see the section titled “The Merger Agreement — Covenants” beginning on page [●] of this joint proxy statement/ prospectus for a description of the restrictive covenants applicable to AFC.

Risks Relating to the Business of the Combined Company

The business of the combined company will be subject to risks currently affecting the businesses of Tellabs and AFC.

      After the completion of the merger, the business of the combined company, as well as the price of Tellabs common stock, will be subject to numerous risks currently affecting the businesses of Tellabs and AFC, including, without limitation,

•	fluctuating operating results;

•	the rapidly changing nature of the market for communications network equipment, software and integration services;

•	the ability to successfully introduce new technologies and products ahead of its competitors;

•	dependence on a limited number of customers for a large portion of the combined company’s revenue;

•	the potential loss of significant customers;

•	the level of capital spending and financial strength of the combined company’s customers;

•	increasing competition in the combined company’s lines of business and continued consolidation in the industry;

•	difficulties obtaining raw materials and supplies needed to make its products;

•	failure to protect the intellectual property of the combined company and becoming subject to third-party intellectual property infringement claims;

•	a changing regulatory environment; and

•	the general condition of the U.S. economy and the economies of other countries in which the combined company will do business.

The combined company’s operating results will fluctuate, which may cause volatility in its stock price.

      Tellabs’ and AFC’s operating results have varied significantly from quarter to quarter, and the combined company’s operating results can be expected to continue to fluctuate, due to a variety of factors, many of which are beyond Tellabs’ and AFC’s, and will be beyond the combined company’s, control. These factors include, but are not limited to:

•	changing conditions in the telecommunications market and in the U.S. and global economy in general;

•	the volume and timing of orders from and shipments to customers;

•	the timing of, and the combined company’s ability to obtain, new customer contracts;

•	the timing of, and the combined company’s ability to recognize revenue for, product and service sales;

•	the potential deferral of customer acceptance of new products compared to the combined company’s legacy products;

•	the market acceptance of new and enhanced versions of the combined company’s products and services;

•	variations in the mix of products and services the combined company sells;

•	the combined company’s utilization of production capacity and employees, and its ability to manufacture and ship products efficiently;

•	the availability and cost of key components;

•	introductions or announcements of new products by competitors;

•	changes in accounting rules, such as expensing employee stock option grants;

•	the combined company’s ability to integrate and operate acquired businesses and technologies; and

•	seasonality, which in the case of AFC’s business has often caused revenues in the quarter ended March 31 to be lower than revenues in the preceding quarter.

      Tellabs’ and AFC’s recent operating results may not be a good predictor of the combined company’s results in future periods. Tellabs’ and AFC’s expense levels are based in part on expectations of future revenues. If revenue levels in a particular period after the merger are lower than expected, the combined company’s operating results will be adversely affected. The failure to meet the expectations of the investment community may cause the combined company’s stock price to decline, possibly substantially. A significant stock price decline could result in litigation, which could be costly, lengthy and divert management’s attention and resources from business operations.

The market for communications equipment products and services is rapidly changing.

      The market for communications network equipment, software and integration services is rapidly changing. The combined company’s success will depend in part on its ability to develop successfully and introduce new products that are accepted in markets in which it will operate. The combined company will not be able to predict with certainty technological trends or new products in the market. In addition, the combined company will not be able to predict whether its products and services will meet with market acceptance or be profitable. The combined company may not be able to compete successfully, and competitive pressures may adversely affect its business, financial condition, operating results or prospects.

Demand for the combined company’s products may decrease if it is unable to anticipate and adapt rapidly to changing technology and customer requirements.

      The communications industry is characterized by rapid technological advancement. Companies in the industry face evolving industry standards, changing market conditions, and frequent new product and service introductions and enhancements. The introduction of new products using new technologies or the adoption of new industry standards can make existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, the combined company will need to adapt to these rapidly changing technologies, to enhance its existing solutions and to introduce new solutions to address its customers’ changing demands.

      In addition, new product developments often require long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. Tellabs and AFC have invested, and the combined company will invest, substantial resources for the development of new products. These investments often must be made before knowing whether the resulting new product will meet with market acceptance or result in revenue. For example, in November 2003, Verizon announced that it had selected AFC as one of four vendors to provide the equipment for its planned deployment of FTTP systems. The combined company will continue to incur costs and expenses in preparation for the deployment of AFC’s FTTP systems, which may precede the generation of revenues from FTTP systems.

      The combined company may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new product solutions. These new solutions and enhancements must meet the requirements of current and prospective customers and must achieve significant market acceptance. In addition, some of the combined company’s customer agreements, particularly those with large customers, may contain provisions for payments that are tied to key milestones related to the availability of new product features. For example, AFC’s agreement with Verizon to provide FTTP systems has several provisions requiring compensation payments to Verizon for failure to meet key milestones or provide product features by specified dates. Pursuant to these provisions, AFC paid $2 million to Verizon and offset this cash payment against revenue during the three months ended March 31, 2004. The combined company could experience an offset to revenues and reduced net income in future quarters due to penalties imposed under such agreements as a result of failures to comply with contractual terms. If the combined company fails to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if it has any significant delays in product development or introduction, its business, financial condition, operating results or prospects could be adversely affected.

The combined company’s new products are early in their life cycles and will face challenges for market acceptance.

      AFC and Tellabs have made and will continue to make significant investments in new products. These new products are early in their life cycle and as such are subject to uncertain market demand and may face obstacles in manufacturing and deployment and competitive response. Customers may not invest the additional capital required for initial system deployment. Additionally, as customers in these markets complete infrastructure deployments, they may require greater levels of service, support and financing than Tellabs and AFC have provided in the past. There can be no assurance that the combined company can provide products, services, support and financing to effectively compete for these market opportunities.

A limited number of the combined company’s customers will comprise a large portion of its revenues and any decrease in revenues from these customers could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

      A large portion of the combined company’s revenue will likely continue to depend on sales to a limited number of customers. In 2003, sales to Verizon (including Verizon Wireless) accounted for approximately 21.3% of Tellabs’ consolidated net sales. In 2002, sales to Verizon (including Verizon Wireless) and AT&T (including AT&T Wireless and AT&T Broadband) accounted for approximately 17.4% and 11.2% of Tellabs’ consolidated net sales, respectively. In 2003, Sprint North Supply Company and Alltel Communications Products, Inc. accounted for approximately 35.9% and 13.0% of AFC’s total revenues, respectively. In 2002, Sprint North Supply Company, Verizon and Alltel Communications Products, Inc. accounted for approximately 22.8%, 11.3% and 10.7% of AFC’s total revenues, respectively. Sprint North Supply Company and Alltel Communications Products, Inc. are distribution subsidiaries of Sprint Corporation and Alltel Corporation, respectively, which distribute AFC’s products to their respective affiliates for deployment in Sprint’s and Alltel’s own networks and also resell AFC’s products to third party independent operating companies. There can be no assurance that large existing customers will continue to purchase products from the combined company at current levels, if at all. In the event that a significant existing customer merges with another company, there can be no assurance that it will continue to purchase the combined company’s products. The loss of one or more large existing customers or a decrease in the level of purchases from these customers could have a materially adverse effect on the combined company’s business, financial condition, operating results and prospects.

The combined company’s revenues will depend on the capital spending programs and financial capabilities of its customers and ultimately on the demand for new telecommunications services from end users.

      The combined company’s customers are telecommunications carriers and, in the U.S., include incumbent local exchange carriers, independent operating companies and regional Bell operating companies, or RBOCs. The combined company’s ability to generate revenues will depend upon the capital spending patterns and financial capabilities of its customers, continued customer demand for its products and services, and end user demand for advanced telecommunications services. The telecommunications industry has recently been affected by financial problems and reduced capital spending by carriers. These conditions have adversely affected Tellabs’ operating results in prior fiscal years and, if these conditions persist or worsen, could cause a slowdown in the combined company’s sales. Further, there can be no assurance that carriers, foreign governments or other customers will pursue infrastructure upgrades that will necessitate the implementation of advanced product solutions such as those offered by the combined company. Infrastructure improvements may be delayed or prevented by a variety of factors including cost, regulatory obstacles, the lack of consumer demand for advanced telecommunications services and alternative approaches to service delivery. Reductions in capital expenditures by companies in the telecommunications industry could seriously harm the combined company’s revenues, net income and cash flows.

The combined company will operate in a highly competitive industry.

      The products and services offered by the combined company will continue to face competitive pressures. The combined company’s success in competing with other manufacturers of communications equipment products and services will depend primarily on its ability to integrate AFC’s businesses effectively with Tellabs’, and on the combined company’s engineering, manufacturing and marketing skills, the price, quality and reliability of its products, its delivery and service capabilities and its control of operating expenses and management of assets. The combined company may also face more intense competition in certain markets as a reaction to the combined company’s larger presence. Pricing pressures could increase from current and future competitors and customers. Many current competitors have, and future competitors may also have, more engineering, manufacturing, marketing, financial and personnel resources available to them. Competition may also be affected by consolidation among communications equipment providers as well as entrants into the communications equipment market. As a result, other providers may be able to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, technological change, the increasing addition of Internet, data, video, voice and other services to networks, the possibility of regulatory changes and industry consolidation are likely to continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict. Increased competition could lead to price cuts, reduced gross margins and loss of market share, which may adversely affect the combined company’s business, operating results and financial condition.

Conditions in international markets could affect the combined company’s operations.

      Due to the combined company’s international sales and its international manufacturing and software development operations, it will be subject to the risks of conducting business internationally. These risks include:

•	local economic and market conditions;

•	political and economic instability;

•	unexpected changes in legislative or regulatory requirements;

•	fluctuations in currency exchange rates;

•	tariffs and other barriers and restrictions, including established relationships between government-controlled carriers and local equipment vendors;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes, including any U.S. taxes imposed upon the combined company’s actual or deemed repatriation of earnings of foreign subsidiaries;

•	potentially lower margins and less certainty of support for customer relationships where foreign sales are made through local distributors; and

•	the burdens of complying with a variety of foreign laws and telecommunications standards.

      The combined company will also be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Tellabs and AFC maintain business operations and have sales in many international markets. International sales accounted for approximately 14% of AFC’s revenues and approximately 40% of Tellabs’ revenues in 2003. Economic conditions in many of these markets represent significant risks. The combined company cannot predict whether sales and business operations in these markets will be adversely affected by these conditions after the merger. Instability in foreign markets, particularly in Asia, Latin America and the Middle East, could have a negative impact on the combined company’s business, financial condition and operating results. In addition to the effect of international economic instability on foreign sales, domestic sales to U.S. customers having significant foreign operations could be adversely impacted by these economic conditions, which may adversely affect the combined company’s business, financial condition and operating results in the future.

The combined company may encounter difficulties obtaining necessary raw materials and supplies.

      The combined company’s ability to produce and service its products and meet customer demands will be dependent upon its ability to obtain timely deliveries of important raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond the combined company’s control. From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for the combined company’s products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations. Many companies utilize the same raw materials and supplies in the production of their products as Tellabs and AFC use in their products. Companies with more resources than the combined company may have a competitive advantage in obtaining raw materials and supplies due to greater buying power. In addition, AFC and Tellabs currently purchase certain key components from sole or limited-source vendors, and most of their component purchases are on a purchase order basis without guaranteed supply arrangements. If supply is disrupted, the combined company may be unable to identify an alternative source in a timely manner, at favorable prices or of acceptable quality. These circumstances could limit the combined company’s ability to meet scheduled deliveries to customers and increase its expenses. Reduced supply or higher prices for raw materials and supplies may adversely affect the combined company’s business, operating results and financial condition.

The combined company will depend on contract manufacturers and third-party service providers.

      Both AFC and Tellabs have purchase agreements with contract manufacturers which require the manufacturers to purchase component parts to be used in manufacturing AFC’s or Tellabs’ products and authorize them to buy components in accordance with agreed-upon lead times. As customers increasingly demand shorter delivery timeframes, the difficulty of accurately forecasting component needs creates additional risk. Failing to estimate requirements accurately can lead to monetary penalties, excess or obsolete inventory or disruptions in manufacturing of the combined company’s products. In addition, the contract manufacturers may not allocate sufficient resources to the timely completion of the combined company’s orders in accordance with its quality standards. Qualifying a new contract manufacturer is costly and time consuming and could result in significant interruptions in the supply of products to the combined company’s customers.

      Both AFC and Tellabs rely on a small number of contract manufacturers to perform the majority of the manufacturing operations for their products. The qualification of these manufacturers is an expensive and time-consuming process, and these contract manufacturers build products for other companies, including their competitors. AFC and Tellabs are constantly reviewing their contract manufacturing capability to ensure that their production requirements are met in terms of cost, capacity and quality. Periodically, AFC or Tellabs may decide to transfer the manufacturing of a product from one contract manufacturer to another, to better meet its production needs. It is possible that the combined company may not effectively manage this transition or the new contract manufacturer may not perform as well as expected and, as a result, the combined company may not be able to fill orders in a timely manner which could harm its business. These limitations and the failure to timely deliver products may adversely affect the combined company’s business, operating results and financial condition.

      Both AFC and Tellabs rely on the use of third-party customer service providers to deliver, install and turn-up products offered to customers. The combined company will continue to depend on such third-party agents to perform key on-site services for its customers. The combined company cannot control the availability of such resources in the markets served or the quality of the services provided by such third parties. Scarcity of resources, price fluctuations or quality or delivery issues may adversely affect the combined company’s business, operating results and financial condition.

The combined company may be unable to sell customer-specific inventory, which could result in lower gross profit margins and net income.

      Some customers’ order specifications require AFC and Tellabs to design and build systems and purchase parts that are unique to a customer. In many cases, AFC and Tellabs forecast and purchase components in advance and allocate resources to design and manufacture the systems. If customers’ requirements change or if they delay or cancel orders, the combined company may be unable to cost-effectively rework system configurations or return parts to inventory as available-for-sale. Writedowns and accruals for unrealizable inventory will negatively impact the combined company’s gross profit margins and net income.

Intellectual property rights may not be adequate to protect the combined company’s business.

      The combined company’s future success depends in part upon its proprietary technology. Although both AFC and Tellabs have attempted to protect their proprietary technology through various mechanisms, including patents, copyrights, trademarks, contractual obligations and trade secrets, third parties nevertheless may attempt to use the combined company’s technology without authorization. Policing the unauthorized use of products and technologies is difficult, particularly in certain foreign countries, whose laws may not protect intellectual property rights to the same extent as the laws of the U.S. or other countries. Litigation may be necessary to enforce the combined company’s intellectual property rights, which could be costly and disruptive while not guaranteeing a successful result. In addition, competitors may be able to develop competitive technology independently without violating the combined company’s proprietary rights. Any inability to protect or enforce proprietary rights and information could result in loss of competitive advantage, loss of customer orders and decreased revenues.

The combined company may be subject to intellectual property infringement claims that are costly and time consuming to defend and could limit its ability to use some technologies in the future.

      As the competition in the communications equipment industry increases and the functionality of the products in this industry converges, companies in the communications equipment industry are increasingly becoming the target of infringement claims and other intellectual property disputes. Like its constituent entities, the combined company is likely to remain subject to claims based upon third-party patents or other proprietary rights, including claims that may originate from competitors. Any such third parties may choose to litigate their claims, or the combined company may pursue litigation to determine the scope and validity of such third parties’ rights. The combined company may be unsuccessful in any such litigation. The combined company may be unable to secure, on commercially reasonable terms, any licenses that it may seek to secure. Third-party claims, whether with or without merit, potentially can result in:

•	costly litigation;

•	diverting management’s time, attention and resources;

•	delaying or halting product shipments;

•	requiring the combined company to pay damages;

•	requiring the combined company to enter into royalty-bearing licensing arrangements or to obtain substitute technology of lower quality or higher cost; or

•	otherwise imposing obligations or restrictions that could adversely affect the combined company’s business, financial condition and operating results.

Product quality or performance problems could impact the combined company’s business.

      The development and production of new products with high technology content often involves problems with software, components and manufacturing methods. If significant reliability, quality or network monitoring problems develop, including those due to defects in software or faulty components, a number of negative effects on the combined company’s business could result, including:

•	costs associated with fixing software or hardware defects;

•	high service and warranty expenses;

•	payment of liquidated damages for performance failures;

•	high inventory obsolescence expense;

•	high levels of product returns;

•	delays or interruptions in product turn-up;

•	delays in collecting accounts receivable;

•	reduced orders from existing customers; and

•	declining interest from potential customers.

The combined company may not realize expected benefits from any restructuring initiatives.

      In response to industry and market conditions, each of Tellabs and AFC has restructured businesses and reduced its workforce. In light of the rapidly changing market for communications equipment, the combined company may have to restructure in the future to achieve certain cost savings and to strategically realign its resources. The combined company cannot predict whether it will realize expected synergies and improved operating performance as a result of any restructuring and streamlining of operations. The combined company also cannot predict whether any restructuring and streamlining of operations will adversely affect its ability to retain key employees, which, in turn, would adversely affect its operating results. Further, in the event the market fluctuates up or down, the combined company may not have the appropriate level of resources and personnel to appropriately react to the change.

The combined company may be unable to identify or complete strategic acquisitions, investments and dispositions.

      The combined company’s long-term growth strategy includes the continued acquisition of, or investment by it in, complementary businesses, products, services or technologies. The combined company cannot assure that it will be able to identify suitable acquisitions or investment candidates. Even if the combined company identifies suitable candidates, the combined company cannot assure that it will be able to make acquisitions or investments on commercially acceptable terms, if at all. If the combined company acquires a company, the combined company may have difficulty assimilating its businesses, products, services, technologies and personnel into its operations. These difficulties could disrupt the combined company’s ongoing business, distract its management and workforce, increase its expenses and adversely affect its operating results. In addition, the combined company may incur debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of any equity securities could be dilutive to its stockholders. The combined company may also need to make further investments to support the acquired company and may have difficulty identifying and acquiring the appropriate resources. The combined company may also decide to dispose or otherwise exit businesses which may result in the recording of accrued liabilities for special one-time charges, such as workforce reduction costs, closure of excess facilities, and excess inventory write-offs. Furthermore, estimates with respect to the useful life and ultimate recoverability of the combined company’s carrying basis of assets, including goodwill and purchased intangible assets, could change as a result of such disposition.

The combined company is subject to numerous and changing industry regulations and standards.

      AFC’s and Tellabs’ products must comply with a significant number of communications industry technological regulations and standards, which vary between U.S. and international markets, and must interoperate with other products. Testing to ensure compliance with technological standards and interoperability requires significant investments of time and money. If the combined company fails to ensure compliance with evolving standards and regulations in a timely manner or fails to maintain interoperability with equipment from other companies, it could experience customer contract penalties or delayed or lost customer orders, decreased revenues and reduced net income that may adversely affect its business, financial condition and operating results. To remain competitive, the combined company must also maintain compliance with industry certifications such as ISO, but we cannot assure you that it will be able to do so.

The combined company operates in an environment subject to changing governmental regulations.

      The communications equipment industry is subject to governmental regulation in the U.S. and other countries. The combined company’s business will be dependent upon the continued growth of the telecommunications industry in the U.S. and internationally. Federal and state regulatory agencies regulate most of the combined company’s domestic customers, and foreign customers are also subject to regulation. In particular, there may be future changes in U.S. telecommunications regulations that could slow the expansion of the service providers’ network infrastructures and adversely affect the combined company’s business, operating results and financial condition. Future changes in tariffs by regulatory agencies or application of tariff requirements to currently untariffed services could adversely affect the sales of the combined company’s products for certain classes of customers. Moreover, uncertainty regarding future legislation and governmental policies combined with emerging competition may also affect the demand for the combined company’s products. Competition could intensify as a result of future regulatory changes or new regulations in the U.S. or internationally, which could adversely affect the combined company’s business, operating results and financial condition.

FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this joint proxy statement/ prospectus, including in the documents that are incorporated by reference into this joint proxy statement/ prospectus, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company’s management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of Tellabs, AFC and the combined company. Forward-looking statements include the information in this joint proxy statement/ prospectus regarding:

•	management forecasts;

•	efficiencies/cost avoidance;

•	cost savings;

•	income and margins;

•	earnings per share;

•	growth and revenue synergies;

•	economies of scale;

•	combined operations;

•	the economy;

•	future economic performance;

•	conditions to, and the timetable for, completing the merger;

•	future acquisitions and dispositions;

•	litigation;

•	potential and contingent liabilities;

•	management’s plans;

•	business portfolios;

•	taxes; and

•	merger and integration-related expenses.

      These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “potential,” “possible,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “hopes” or similar expressions. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

      Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and elsewhere in this joint proxy statement/ prospectus, and in the documents which are incorporated by reference into this joint proxy statement/ prospectus, could affect the future results of Tellabs and AFC, and of the combined company after the completion of the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	receipt of regulatory and stockholder approvals without unexpected delays or conditions;

•	successfully leveraging the combined company’s comprehensive product offering to the combined customer base;

•	the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies;

•	the impact of customer and vendor consolidation;

•	successfully developing and introducing new technologies and products ahead of competitors;

•	successful management of any impact from slowing economic conditions or customer demand;

•	competitive pressures from new entrants to the telecommunications industry;

•	research and new product development;

•	availability of components and critical manufacturing equipment and capacity;

•	foreign economic conditions, including currency rate fluctuations;

•	the regulatory and trade environment;

•	availability and terms of future acquisitions; and

•	other risks and future factors that may be detailed from time to time in our filings with the SEC.

      Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this joint proxy statement/ prospectus or the date of any document incorporated by reference.

      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/ prospectus and attributable to Tellabs or AFC or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Tellabs nor AFC undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

THE COMPANIES

Tellabs, Inc.

One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563
(630) 798-8800

      Tellabs delivers technology that transforms the way the world communicatesTM. Tellabs’ experts design, develop, deploy and support solutions for telecom networks in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the U.S., flow through Tellabs’ equipment. Tellabs’ product portfolio provides solutions in:

•	transport — this category includes the Tellabs® 5500, Tellabs® 5300, Tellabs® 5500NGX, Tellabs® 6500 and Tellabs® 7100 optical networking systems;

•	managed access — this category includes the Tellabs® 2300, Tellabs® 6300 and Tellabs® 8100 systems, which are designed to enable service providers to offer new services quickly;

•	broadband data — this category includes the Tellabs® 8800 and Tellabs® 8600 systems;

•	voice quality enhancement — this category primarily includes Tellabs’ echo cancellation products: Tellabs® 3000 series stand alone echo cancellers and integrated echo cancellations solutions which are designed to enable long distance and wireless phone companies to offer superior quality; and

•	services and solutions — this category principally includes installation and professional services and support agreements.

      Tellabs’ three strategies focus on energizing the core business, setting the standard in carrier-class data and expanding into adjacent markets.

      Tellabs generates revenue principally through the sale of hardware and software, both as stand-alone products and as elements of integrated systems, to many of the world’s largest and strongest carriers. In addition, Tellabs generates revenue by providing installation and professional services related primarily to Tellabs’ products and systems.

      Within North America the majority of Tellabs’ revenue is derived from transport products, principally digital cross-connect systems. Demand for these products is and will be sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

      Outside North America the majority of Tellabs’ revenue arises from managed access and transport systems. Demand for these products, as in North America, is and will be sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

      Services revenue comes from two primary sources: network construction and professional services such as network deployment, traffic management, support services and training. Network construction revenue, which comprises over half of all revenue from services, primarily arises from sales of Tellabs’ transport products in North America. As a result, it has tended to increase or decrease in similar proportion to the increase or decrease in revenue from those products.

      Shares of Tellabs common stock are quoted on the Nasdaq National Market under the symbol “TLAB.”

Advanced Fibre Communications, Inc.

1465 North McDowell Boulevard
Petaluma, California 94954
(707) 794-7700

      AFC sells access solutions to telecommunications companies in the U.S. and international marketplaces. AFC is the largest U.S. wireline equipment manufacturer dedicated solely to the access network. AFC sells its products primarily to service providers who install its equipment as part of their access networks. AFC’s customers in the U.S. are generally incumbent local exchange carriers, or ILECs, which include independent operating companies, or IOCs, and regional Bell operating companies, or RBOCs. In international markets, its customers are primarily incumbent local service providers. AFC offers a comprehensive portfolio of carrier-class, standards-based solutions to carriers that satisfy the demand for such leading technologies and architectures as packetized voice, Fiber-to-the-Premises, or FTTP, Fiber-to-the-Curb, or FTTC, video, and digital subscriber line. Addressing these technologies, AFC offers the following solutions:

•	AdvancedVoice, which provides both legacy and packet-based voice solutions;

•	AFC FiberDirect, innovative FTTP and FTTC offerings that enable carriers to deploy a high-capacity all-fiber network;

•	TelcoVideo, a solution that delivers advanced voice, high-speed Internet, video and other entertainment services; and

•	UniversalDSL, which delivers digital subscriber line, or DSL, technology in multiple deployment options and configurations.

      AFC’s suite of access solutions incorporates elements of its core product portfolio, which includes AccessMAXTM, DISC*STM, TelliantTM, TransMAXTM, PremMAXTM, AFC’s network management system, PanoramaTM, professional services and plant cabinets and technologies. On February 20, 2004, AFC acquired its DISC*S product line, which includes:

•	DISC*S Digital Loop Carrier, a scalable next generation digital loop carrier, or NGDLC, providing plain old telephone service and broadband services;

•	DISC*S HD, a high density version of the DISC*S NGDLC platform;

•	DISC*S MX, a FTTC platform that supports a “triple play” of consumer services: voice, Internet and video; and

•	The Deep Fiber HFC, a broadband FTTC architecture that incorporates radio frequency return capability into the DISC*S fiber in the loop platform.

      Shares of AFC common stock are quoted on the Nasdaq National Market under the symbol “AFCI.”

CHAPTER TWO

INFORMATION ABOUT THE MEETINGS AND VOTING

      The Tellabs board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of Tellabs common stock for use at the special meeting of Tellabs’ stockholders. The AFC board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of AFC common stock for use at the special meeting of AFC’s stockholders. We are first mailing this joint proxy statement/ prospectus and accompanying proxy cards to Tellabs and AFC stockholders on or about [●], 2004.

Matters Relating to The Meetings

	Tellabs Meeting	AFC Meeting

Time and Place:	[●], 2004 at [●], local time at [●]	[●], 2004 at [●], local time at [●].
Purpose of Meeting is to Vote on the Following Items:	1. To approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement; and

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.	1. To adopt the merger agreement and thereby approve the proposed merger; and

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Record Date:	The record date for holders of shares entitled to notice of and to vote at the Tellabs special meeting is [●], 2004.	The record date for holders of shares entitled to notice of and to vote at the AFC special meeting is [●], 2004.

Outstanding Shares Held:	As of [●], 2004, the record date for the Tellabs special meeting, there were approximately [●] shares of Tellabs common stock outstanding.	As of [●], 2004, the record date for the AFC special meeting, there were approximately [●] shares of AFC common stock outstanding.

Shares Entitled to Vote:	Shares entitled to vote at the Tellabs special meeting are Tellabs common stock held as of the close of business on the record date, [●], 2004.	Shares entitled to vote at the AFC special meeting are AFC common stock held as of the close of business on the record date, [●], 2004.
	Each share of Tellabs common stock is entitled to one vote. Shares held by Tellabs in its treasury are not voted.	Each share of AFC common stock is entitled to one vote. Shares held by AFC in its treasury are not voted.

Quorum Requirement:	A quorum of Tellabs stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the special meeting of holders of a majority of the issued and outstanding shares entitled to vote at the meeting is a quorum.	A quorum of AFC stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the special meeting of holders of a majority of the issued and outstanding shares entitled to vote at the meeting is a quorum.

	Tellabs Meeting	AFC Meeting

	Abstentions and broker non-votes count as present for establishing a quorum. Shares held by Tellabs in its treasury do not count toward a quorum.	Abstentions and broker non-votes count as present for establishing a quorum. Shares held by AFC in its treasury do not count toward a quorum.
A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Shares Beneficially Owned by Tellabs and AFC Directors and Executive Officers as of [●], 2004	Tellabs directors and officers beneficially owned [●] shares of Tellabs common stock on the record date, including options to purchase Tellabs common stock exercisable within 60 days thereafter. These shares represent in total [●]% of the total voting power of Tellabs’ voting securities outstanding and entitled to vote as of [●], 2004.	AFC directors and officers beneficially owned [●] shares of AFC common stock on the record date, including options to purchase AFC common stock exercisable within 60 days thereafter. These shares represent in total [●]% of the total voting power of AFC’s voting securities outstanding and entitled to vote as of [●], 2004.
	For more information regarding beneficial ownership of Tellabs common stock by each current Tellabs director, certain executive officers of Tellabs and all directors and executive officers of Tellabs as a group, see Tellabs’ proxy statement used in connection with its 2004 annual meeting of stockholders, which is incorporated by reference into this joint proxy statement/ prospectus.	For more information regarding beneficial ownership of AFC common stock by each current AFC director, certain executive officers of AFC and all directors and executive officers of AFC as a group, see AFC’s proxy statement used in connection with its 2004 annual meeting of stockholders, which is incorporated by reference into this joint proxy statement/ prospectus.

Vote Necessary to Approve Tellabs and AFC Proposals

Company	Vote Necessary*

Tellabs:	Approval of the proposal to issue shares of Tellabs common stock as contemplated by the merger agreement requires the affirmative vote of at least a majority of the shares of Tellabs common stock present in person or by proxy and entitled to vote, assuming a quorum is present. Abstentions have the effect of a vote against the proposal. Broker non-votes will not affect the outcome.
AFC:	Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of AFC common stock. Abstentions and broker non-votes have the effect of a vote against the proposal.

*	Under Nasdaq National Market rules, if your broker holds your shares in its name, your broker may not vote your shares on, in the case of Tellabs, the proposal concerning the issuance of shares of Tellabs common stock as contemplated by the merger agreement, or, in the case of AFC, the proposal to adopt the merger agreement, absent instructions from you. Without your voting instructions on those items, a broker non-vote will occur.

Proxies

      Submitting Your Proxy. If you are a stockholder of record, you may vote in person by ballot at your special meeting or by submitting a proxy. We recommend you submit your proxy even if you plan to attend your special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

      Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

How To Vote By Proxy

	Tellabs	AFC

By Telephone or Internet:	If you are a stockholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card (1-800-690-6903) or by Internet by accessing the website identified on your proxy card (www.proxyvote.com). Telephone and Internet voting are available 24 hours a day and will be accessible until [●] p.m. on [●], 2004. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers. If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information provided by your bank, broker, custodian or other recordholder for information on telephone or Internet voting. If you submit your proxy by telephone or Internet, please do not mail your proxy card. If you are located outside the United States,	If you are a stockholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card (1-877-PRX-VOTE (1-877-779-8683)) or by Internet by accessing the website identified on your proxy card (www.eproxyvote.com). Telephone and Internet voting are available 24 hours a day and will be accessible until [●] p.m. on [●], 2004. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers. If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information provided by your bank, broker, custodian or other recordholder for information on telephone or Internet voting. If you submit your proxy by telephone or Internet, please do not mail your proxy card. If you

Tellabs	AFC

Canada and Puerto Rico, see your proxy card or other materials for additional instructions with respect to voting by telephone.

If you hold shares through a bank, broker, custodian or other recordholder, please check the voting form used by that bank, broker, custodian or other recordholder, to see if it offers telephone or Internet voting.	are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions with respect to voting by telephone.

If you hold shares through a bank, broker, custodian or other recordholder, please check the voting form used by that bank, broker, custodian or other recordholder, to see if it offers telephone or Internet voting.

By Mail:	If you are a stockholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, date and sign it, and return it in the prepaid envelope which accompanied that proxy card.

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information provided to you by your bank, broker, custodian or other recordholder.	If you are a stockholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, date and sign it, and return it in the prepaid envelope which accompanied that proxy card.

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information provided to you by your bank, broker, custodian or other recordholder.

      If you sign and date your proxy but do not make specific choices, your proxy will follow the respective board of director recommendations and vote your shares:

Tellabs	AFC

“FOR” the issuance of shares of Tellabs common stock as contemplated by the merger agreement.	“FOR” adoption of the merger agreement.
“FOR” any proposal by the Tellabs board of directors to adjourn or postpone the Tellabs meeting.	“FOR” any proposal by the AFC board of directors to adjourn or postpone the AFC meeting.

      Revoking Your Proxy. You may revoke your proxy at any time prior to the time your shares are voted. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by entering a new vote by telephone or the Internet;

•	by delivery of a written revocation to your company’s secretary that is received prior to your special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to your special meeting; or

•	by attending your special meeting and voting your shares in person.

      If your shares are held in the name of your bank, broker, custodian or other recordholder, you must contact the holder of record to determine how to revoke your proxy.

      Voting in Person. If you are a stockholder of record and you wish to vote in person at the Tellabs or AFC special meeting, you will be given a ballot at the meeting. However, if your shares are held in the name of your bank, broker, custodian or other recordholder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at your special meeting.

      Proxy Solicitation. We will each pay our own costs of soliciting proxies.

      In addition to this mailing, proxies may be solicited by directors, officers or employees of Tellabs and AFC in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. Tellabs has retained Innisfree M&A, Inc. to assist in the distribution and solicitation of proxies. Tellabs will pay Innisfree M&A, Inc. a fee of $9,500, plus reasonable expenses, for these services. AFC has retained Innisfree M&A, Inc. to assist in the distribution and solicitation of proxies. AFC will pay Innisfree M&A, Inc. a fee of $9,500, plus reasonable expenses, for these services.

      The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay by telephone, by the Internet or by mail. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

      Do not send in any stock certificates with your proxy cards. The exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for AFC common stock to former AFC stockholders as soon as practicable after the completion of the merger.

Proxies for Tellabs Advantage Program Participants

      You will receive only one proxy card for all of your shares of Tellabs common stock beneficially held for you in the Tellabs Advantage Program. Pursuant to the Advantage Program, each participant is a “named fiduciary” entitled to direct the trustee of the Advantage Program with respect to voting (i) the shares of common stock allocated to the participant’s accounts; (ii) a proportion of the shares allocated to accounts of participants who do not return voting instructions to the trustee; and (iii) all unallocated shares. Subject to its fiduciary duties, the trustee will vote allocated shares in accordance with the instructions received and will vote shares with respect to which no instructions are received and all unallocated shares in the same proportions as the shares with respect to which instructions are received. Advantage Program participants should return the proxy as provided therein. Pursuant to the Advantage Program, the trustee will not disclose the directions set forth on any individual proxy to Tellabs or its directors or officers, except as may otherwise be required by law. If you own shares of Tellabs common stock outside of these plans, you will receive separate proxy materials which you should complete in accordance with the instructions provided with those materials.

Other Business; Adjournments

      We are not currently aware of any other business to be acted upon at either meeting. If, however, other matters are properly brought before either meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment, including to adjourn the meeting.

      Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Neither of us currently intends to seek an adjournment of our meeting.

Tellabs Stockholder Account Maintenance

      Tellabs transfer agent is ComputerShare Investor Services, LLC. All communications concerning accounts of Tellabs stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling the Tellabs Investor Relations department at (630) 798-3602, or by calling ComputerShare at (312) 360-5389. For other information about Tellabs, stockholders can visit Tellabs’ web site at www.tellabs.com.

AFC Stockholder Account Maintenance

      AFC’s transfer agent is EquiServe Trust Company, N.A. All communications concerning accounts of AFC stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling the AFC Investor Relations department at (888) 875-7555, or by visiting EquiServe Trust Company, N.A.’s web site at www.equiserve.com. For other information about AFC, stockholders can visit AFC’s web site at www.afc.com.

CHAPTER THREE

THE PROPOSED MERGER

General

      The Tellabs board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of Tellabs common stock for use at the Tellabs special meeting. The AFC board of directors also is using this joint proxy statement/ prospectus to solicit proxies from the holders of AFC common stock for use at the AFC special meeting.

Tellabs Proposal

      At the Tellabs special meeting, holders of Tellabs common stock will be asked to vote on the issuance of shares of Tellabs common stock as contemplated by the merger agreement.

      The merger will not be completed unless Tellabs’ stockholders approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement.

AFC Proposal

      At the AFC special meeting, holders of AFC common stock will be asked to vote upon the adoption of the merger agreement.

      The merger will not be completed unless AFC’s stockholders adopt the merger agreement and thereby approve the proposed merger.

Background of the Merger

      From time to time, the boards of directors and managements of Tellabs and AFC have considered trends in the telecommunications equipment industry and their respective positions in the industry. As part of their active and ongoing strategic review and business development activities, Tellabs and AFC from time to time have each considered, among other strategic possibilities, the possibility of entering into business combinations, joint ventures or other strategic transactions.

      On February 5, 2003, at the invitation of John A. Schofield, Chairman of the Board, President and Chief Executive Officer of AFC, Michael J. Birck, then Chief Executive Officer of Tellabs, met with Mr. Schofield to discuss telecommunications industry conditions and various challenges facing telecommunications equipment providers in an environment featuring reduced capital spending by carriers and rapid technological and regulatory change. Mr. Birck and Mr. Schofield learned that they shared similar views about the industry and their respective businesses. They also began to recognize a potential strategic fit between Tellabs’ business, focused on the aggregation, management and transport of telecommunications traffic into service providers’ core networks, and AFC’s business, focused on the fiber and copper access portion of the telecommunications network. They agreed that there should be a further meeting to learn more about each other’s business.

      On March 18, 2003, Mr. Schofield and Mr. Birck spoke by telephone to follow up on their February 5 meeting and to set up a meeting between senior AFC and Tellabs executives.

      On March 27, 2003, executives from Tellabs and AFC met at AFC’s headquarters and discussed each company’s business and business strategy and considered on a preliminary basis the benefits and synergies of a combination between the two companies. In telephone conversations between Mr. Schofield and Mr. Birck in mid-April 2003, each agreed that further discussions were appropriate. The two companies signed a confidentiality agreement on April 28, 2003. On April 29 and 30, 2003, executives from Tellabs and AFC met at the offices of Pillsbury Winthrop LLP, AFC’s outside counsel, in San Francisco for further discussions.

      On May 22 2003, at AFC’s regularly scheduled board meeting, the AFC board reviewed industry conditions, AFC’s business and its strategic alternatives. The strategic alternatives considered by the AFC board included acquisitions by AFC as well as business combinations with similarly sized or larger participants in the telecommunications equipment industry, including Tellabs. Following this meeting and several telephone discussions between Mr. Schofield and Mr. Birck, exploring a possible business combination between Tellabs and AFC, representatives of Tellabs met with Mr. Schofield in late May 2003 at Tellabs’ offices to review in more detail AFC’s business.

      Mr. Birck and Mr. Schofield remained in communication during the summer of 2003. They, together with other executives of Tellabs and AFC, met again on July 31, 2003 at the offices at Pillsbury Winthrop LLP in San Francisco to discuss the strategic rationale for a business combination and conduct further mutual due diligence. Following this meeting, and after several telephone discussions between Mr. Schofield and Mr. Birck in August 2003, Mr. Birck indicated Tellabs’ desire to engage in more in-depth discussions. AFC, however, was becoming involved in discussions concerning the possible acquisition of Marconi’s North American Access business and in responding to proposals from major telecommunications service providers for fiber-to-the-premises, or FTTP, products. Mr. Schofield advised Mr. Birck that while AFC would be willing to continue preliminary exploratory discussions with Tellabs regarding a possible business combination, it would not engage in such discussions with Tellabs at that time. Mr. Birck and Mr. Schofield remained in touch through the end of 2003.

      On October 20, 2003, the Tellabs board conducted a strategic review, which included a briefing on the status of discussions with AFC.

      From January 2004 through early March 2004, following AFC’s announcement on November 17, 2003 that it had signed a letter of agreement to provide FTTP products to Verizon Communications and AFC’s announcement on January 5, 2004 of its agreement to acquire Marconi’s North American Access business, representatives of AFC had discussions with three companies in addition to Tellabs regarding the potential for a business combination. These discussions followed up on contacts that had previously been made by Bear, Stearns & Co. Inc. with those companies and various other industry participants. Bear Stearns had been working with AFC to assist it in evaluating potential merger partners. On January 13, 2004, Mr. Schofield also contacted Mr. Birck to determine Tellabs’ interest in resuming discussions concerning a business combination. Mr. Birck responded that Tellabs remained interested.

      On January 16, 2004, at a regular meeting of Tellabs board, Tellabs management briefed the Tellabs board on the possibility of a business combination with AFC and recommended hiring Credit Suisse First Boston as financial advisor.

      The Tellabs board met again on January 28, 2004. Mr. Birck provided an update on the potential business combination with AFC, and it was agreed that Tellabs management would begin preparation of a term sheet and a no-shop agreement.

      On February 12, 2004, Tellabs announced that Krish A. Prabhu had been appointed Chief Executive Officer of Tellabs and that Mr. Birck would continue as Chairman. On February 16, 2004, Mr. Birck contacted Mr. Schofield by telephone to propose a merger between Tellabs and AFC. Mr. Birck followed up that discussion with a letter dated February 17, 2004, proposing an all stock merger at an exchange ratio equal to the companies’ relative market valuations, with no premium over AFC’s stock price, subject to approval by each party’s board of directors, mutually satisfactory due diligence and negotiation of appropriate agreements. The letter indicated that because the companies’ respective stock prices had maintained a fairly constant market valuation relative to each other for some time, an exchange ratio of between 2.3 and 2.4 shares of Tellabs common stock for each share of AFC common stock was reasonable. The letter also enclosed a proposed term sheet and no-shop agreement, neither of which were ever executed, and proposed Mr. Schofield’s active participation in the combined company and the inclusion of several AFC board members on the board of the combined company.

      On February 19, 2004, Tellabs and Credit Suisse First Boston executed an engagement letter retaining Credit Suisse First Boston to act as Tellabs’ financial advisor in connection with a possible business combination with AFC.

      On February 25, 2004, at AFC’s regularly scheduled board meeting, the AFC board considered Tellabs’ proposal and, more broadly, continued the AFC board’s evaluation of AFC’s strategic alternatives. At this meeting, the AFC board authorized the engagement of Bear Stearns as AFC’s financial advisor. Mr. Schofield and the representatives of Bear Stearns reviewed with the AFC board the strategic fit between AFC and various similarly sized or larger participants in the telecommunications equipment industry and the potential interest of these companies in a business combination with AFC. Mr. Schofield and Bear Stearns reviewed their conversations with a number of these companies, the strategic focus of each company and other factors that would bear on a potential business combination with AFC. A representative of Pillsbury Winthrop LLP, AFC’s legal advisor, also reviewed with the board their fiduciary duties in responding to Tellabs’ proposal and evaluating AFC’s strategic alternatives. The AFC board considered the advisability of pursuing a business combination in view of the benefits and risks associated with continuing to operate AFC on a stand-alone basis. It determined that AFC should indicate to Tellabs that its initial proposal, which would not yield a consideration to AFC stockholders representing a premium to the market price of AFC’s common stock, was not acceptable. It further determined that management should encourage Tellabs to submit a revised proposal and seek proposals from three other significant industry participants that had previously indicated a possible interest in exploring a business combination with AFC, in order to determine whether a business combination could be the best strategy for AFC and its stockholders. In addition to contacting these three other companies, on February 26, 2004, Mr. Schofield contacted Mr. Birck to advise Mr. Birck that Tellabs’ earlier proposal was not acceptable and encouraged Mr. Birck to discuss with the Tellabs board the submission of a revised and more favorable proposal, including a premium to AFC’s market price.

      During the first half of March 2004, after further contacts from AFC executives and representatives of Bear Stearns, two of the three companies (other than Tellabs) which had indicated a possible interest in a business combination with AFC indicated that they were not in a position to pursue a business combination with AFC, and the third company did not respond.

      On March 10 and 11, 2004, Mr. Prabhu and others from Tellabs conducted a further due diligence review of AFC’s business during meetings at the offices of Pillsbury Winthrop LLP in San Francisco. Also on March 11, Mr. Schofield met with Mr. Prabhu and Mr. Birck and proposed that Tellabs add a cash component to the proposed consideration if that would assist Tellabs to increase its offer.

      On March 18, 2004, Mr. Birck spoke with Mr. Schofield and proposed a merger consideration consisting of a $7.00 cash payment and 1.68 shares of Tellabs stock for each share of AFC common stock, which reflected the average relative market prices of Tellabs and AFC common stock during the past thirty days. Mr. Schofield indicated his belief that the AFC board would not agree to a merger that did not include a premium to the market price of AFC common stock.

      On the morning of March 19, 2004, Mr. Birck sent a letter to Mr. Schofield confirming the merger consideration he had proposed on March 18 and informing Mr. Schofield that the Tellabs board would be meeting later that day to discuss the matter.

      On March 19, 2004, the Tellabs board met to discuss further the proposed merger with AFC. The Tellabs board was briefed on Mr. Schofield’s reaction to Tellabs’ proposal. Following discussion, the Tellabs board authorized management to propose an exchange ratio of two shares of Tellabs common stock plus $7.00 in cash for each share of AFC common stock. Mr. Birck made this proposal to AFC by a letter to Mr. Schofield dated March 19, 2004. This exchange ratio, including the cash component and based on the closing market price of Tellabs common stock that day, represented a premium of approximately 10% over the closing market price of AFC common stock on March 19, 2004.

      On March 22, 2004, the AFC board met again to consider AFC’s strategic alternatives and Tellabs’ revised proposal. After discussion, the AFC board determined that management should continue discussions with Tellabs and the investigation of whether there would be benefits to a merger with Tellabs, including synergies that could be expected to arise from a business combination.

      On March 31, 2004, Mr. Schofield and Keith Pratt, AFC’s Chief Financial Officer, met in Chicago, Illinois with Mr. Birck and Mr. Prabhu. On April 1, 2004, Mr. Schofield, Mr. Pratt and Jim Sackman, AFC’s Chief Technology Officer, and Mr. Prabhu and other Tellabs executives, along with AFC’s and Tellabs’ respective financial advisors, met in Chicago, Illinois. These meetings focused on Tellabs’ business and strategy and the business opportunities potentially available to the combined company in the event of a merger. It was determined that Mr. Birck and Mr. Prabhu should meet with the AFC board and that Mr. Schofield should meet with the Tellabs board to discuss their respective businesses and the benefits and risks of a merger.

      On April 9, 2004, Tellabs’ legal counsel, Sidley Austin Brown & Wood LLP, delivered a draft merger agreement to AFC and its counsel, Pillsbury Winthrop LLP.

      On April 13 and 14, 2004, Tellabs and representatives of Credit Suisse First Boston conducted further legal and financial due diligence on AFC at the offices at Pillsbury Winthrop LLP.

      On April 18, 2004, the AFC board convened a meeting to further consider a business combination with Tellabs. Representatives of Bear Stearns and Pillsbury Winthrop LLP also attended the meeting. AFC’s management reviewed with the AFC board Tellabs’ business and operations, Tellabs’ financial performance and the strategic rationale for a merger. Representatives of Bear Stearns reviewed financial and stock market information concerning Tellabs and the valuation methodologies being used to analyze the business combination with Tellabs. Mr. Birck and Mr. Prabhu then joined the meeting to make a presentation and discuss with the AFC board Tellabs’ business, the strategy behind the proposed merger and their plans for operation of the combined company in the event of a merger. At the conclusion of the meeting, the AFC board authorized management to engage in further due diligence with Tellabs and commence negotiations of a merger agreement.

      On April 19, 2004, Mr. Birck and Mr. Schofield spoke by telephone, and Mr. Birck indicated that further price negotiations were necessary. By April 19, AFC’s stock price had fallen nearly 10% since Tellabs’ proposal of March 19, 2004.

      From April 19 through 23, 2004, both Tellabs and AFC and their respective representatives performed further due diligence on each other.

      On April 20, 2004, counsel for AFC, Pillsbury Winthrop LLP, delivered to counsel for Tellabs, Sidley Austin Brown & Wood LLP, AFC’s comments on the draft merger agreement.

      On the morning of April 21, 2004, Tellabs released its first-quarter financial results. Tellabs’ common stock price rose that day to close approximately 10.5% higher than on the previous trading day.

      At an April 22, 2004 Tellabs’ board meeting, the Tellabs board received an update regarding the proposed AFC business combination, including the status of discussions with AFC and the continuing due diligence review of AFC and the combination. Mr. Schofield joined the meeting to give a background presentation on AFC. Following his presentation, Mr. Schofield participated in a question and answer session with the Tellabs board. Representatives of Credit Suisse First Boston reviewed the financial terms of the proposed combination with AFC. Sidley Austin Brown & Wood LLP gave a legal review of the proposed merger agreement and a summary of the key open issues under it. Following discussion, the Tellabs board authorized management to continue discussions with AFC.

      On April 23, 2004, Sidley Austin Brown & Wood LLP delivered a revised draft of the merger agreement to AFC, and the parties commenced negotiations of the merger agreement.

      On April 25, 2004, the Tellabs board met and received reports on the status of discussions with AFC and the continuing due diligence review of AFC and the fact that AFC was scheduled to announce its results for its first fiscal quarter on April 28, 2004.

      On April 25, 2004, the AFC board met, together with representatives of its legal and financial advisors. AFC management reviewed with the AFC board the results of its further investigation of Tellabs’ business, the status of discussions regarding the terms of a merger and plans for further meetings with Tellabs concerning potential revenue and cost synergies from a combination.

      AFC released its first quarter financial results on the afternoon of April 28, 2004. On April 29, 2004, AFC’s stock price fell nearly 13% from the prior day’s closing price of $19.18 to a closing price of $16.72.

      On May 3, 2004, Mr. Birck and Mr. Schofield spoke by telephone. Mr. Birck proposed $21 per share, either in an all stock deal or with a cash component. Following such proposal, from May 3 until May 12, 2004, executives of Tellabs and AFC and their respective financial advisors continued their negotiations of the financial terms of a proposed merger. In addition, meetings between executives of Tellabs and AFC were held at the offices of Sidley Austin Brown & Wood LLP in Chicago on May 6 and 7, 2004, to analyze potential synergies from a combination.

      On May 12, 2004, Mr. Birck and Mr. Schofield mutually agreed to recommend to their respective boards of directors a merger between the companies at an exchange ratio of 1.55 shares of Tellabs common stock plus $7.00 for each share of AFC common stock, which represented a premium of 28.2% over AFC’s closing market price of $16.24 on that day based on the Tellabs common stock closing price of $9.06.

      The AFC board convened a meeting on May 13, 2004, to consider further the proposed merger with Tellabs. The AFC board considered a presentation from management concerning merger synergies, the financial terms of the merger then under discussion with Tellabs and further financial analysis of the proposed transaction from management and Bear Stearns. The AFC board authorized its management to proceed with further negotiations of a merger with Tellabs based on an exchange ratio of 1.55 shares of Tellabs common stock plus $7.00 for each share of AFC common stock. Mr. Schofield then called Mr. Birck to inform him of the AFC board’s decision.

      A meeting of the Tellabs board was held on May 13, 2004 to consider further the proposed merger with AFC. The Tellabs board was informed of the decision of the AFC board to authorize its management to proceed with further negotiations with Tellabs based on the 1.55 shares of Tellabs common stock plus $7.00 for each share of AFC common stock. The Tellabs board received reports on AFC’s business, AFC’s announcement of its first quarter financial results, and the results of management’s due diligence review of AFC and the combination.

      Negotiation of a merger agreement by Tellabs and AFC and their respective legal counsel continued through May 19, 2004, and during that same period each party concluded its due diligence review of the other.

      On May 17, 2004, the AFC board held a meeting also attended by representatives of AFC’s legal and financial advisors. The AFC board members were furnished a draft of the merger agreement. A representative of Pillsbury Winthrop LLP reviewed the fiduciary duties of the AFC directors in connection with their consideration of a merger with Tellabs and then reviewed in detail the principal terms of the merger agreement under discussion with Tellabs, noting those points that remained under negotiation and the positions taken by both companies. Representatives of Bear Stearns made a presentation regarding their financial analysis of the proposed merger.

      On May 18, 2004, the Tellabs board held a meeting also attended by representatives of Tellabs legal and financial advisors. A representative of Sidley Austin Brown & Wood LLP reviewed the fiduciary duties of the Tellabs directors in connection with their consideration of a merger with AFC. Another representative of Sidley Austin Brown & Wood LLP reviewed in detail the principal terms of the merger agreement, including points that remained under discussion. Representatives of Credit Suisse First Boston reviewed the financial analyses prepared in connection with the proposed merger.

      On the afternoon of May 18, 2004, the AFC board held a meeting also attended by representatives of AFC’s legal and financial advisors. At this meeting, management and counsel updated the AFC board on the status of merger negotiations.

      On the afternoon of May 19, 2004, the AFC board met to review and vote on the proposed merger with Tellabs. All members of the AFC board were present, as were representatives of Pillsbury Winthrop LLP and Bear Stearns. Counsel again reviewed the AFC board’s fiduciary duties and described the terms of the merger agreement, focusing on changes from the draft merger agreement reviewed by the AFC board on May 17, 2004. Representatives of Bear Stearns reiterated their financial analysis of the proposed merger. It was noted that the proposed consideration represented approximately a 26% premium to the closing price of the AFC common stock on May 19, 2004. Following this, the representatives of Bear Stearns rendered their firm’s oral opinion, subsequently confirmed in writing, that, as of May 19, 2004, the merger consideration was fair, from a financial point of view, to the stockholders of AFC. After discussion, the AFC board determined that the proposed merger was fair to, and in the best interests of, AFC and its stockholders, unanimously approved the terms of the merger agreement and resolved to recommend that AFC stockholders approve the merger.

      The Tellabs board held a meeting late on the afternoon of May 19, 2004 to review and vote on the proposed merger with AFC. A representative of Sidley Austin Brown & Wood LLP and Credit Suisse First Boston also attended the meeting. Counsel again reviewed with the Tellabs board their fiduciary duties in connection with the proposed merger. Mr. Birck updated the Tellabs board on the status of the negotiations. Representatives of Sidley Austin Brown & Wood LLP reviewed with the Tellabs board the results of the negotiations of the transaction documents, including the resolution of open issues. The representatives of Credit Suisse First Boston reviewed the financial analyses previously presented to the Tellabs board and rendered Credit Suisse First Boston’s oral opinion, subsequently confirmed in writing, that, as of May 19, 2004, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration was fair, from a financial point of view, to Tellabs. Following discussion, the Tellabs board approved the terms of the merger agreement and resolved to recommend that Tellabs stockholders approve the share issuance contemplated by the merger agreement.

      Following the meetings of their respective boards of directors, Tellabs and AFC executed the merger agreement as of May 19, 2004.

      Early on the morning of May 20, 2004, Tellabs and AFC issued a joint press release announcing the signing of the merger agreement and held a conference call to discuss the merger with interested investors and analysts.

Recommendation of Tellabs Board; Tellabs’ Reasons for the Merger

      The Tellabs board of directors has unanimously approved the merger agreement, has unanimously determined that the proposed merger, including the share issuance, is advisable, fair to and in the best interests of Tellabs and its stockholders and unanimously recommends a vote FOR the proposal to issue shares of Tellabs common stock as contemplated by the merger agreement.

      In reaching its decision to recommend the issuance of shares of Tellabs common stock as contemplated by the merger agreement, the Tellabs board of directors consulted with Tellabs management, as well as Credit Suisse First Boston, Tellabs’ financial advisor, and Sidley Austin Brown & Wood LLP, Tellabs outside legal counsel, and considered various material factors, which are described below. The following discussion of the information and factors considered by the Tellabs board of directors is not exhaustive, but includes all material factors considered by the Tellabs board. In view of the wide variety of factors considered by the Tellabs board in connection with its evaluation of the merger, the Tellabs board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the Tellabs board of directors may have given different weight to different factors. The Tellabs Board considered this information as a whole, and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations. Among the material information and factors considered by the Tellabs board were the following:

Strategic Rationale. The Tellabs board of directors reviewed AFC’s position in the industry as a supplier of access solutions and services. Tellabs’ board considered that the acquisition of AFC’s access solutions and services would complement the Tellabs’ transport data solutions and services and expand the portfolio of products and services Tellabs will be able to offer telecom carriers. The Tellabs board of directors believes this expanded portfolio will assist Tellabs in addressing telecom carriers’ needs.

Complementary Nature of Businesses. The Tellabs board of directors considered the complementary nature of AFC’s business with that of Tellabs and the potential for creating significant opportunities for development of the companies on a combined basis without the need for significant restructuring or redirection.

Comparable Business Approach. The Tellabs board of directors considered the similar management styles and comparable corporate cultures of the two companies. The Tellabs board believes these similarities should allow the companies to more easily integrate their operations.

Synergies. The Tellabs board of directors considered that, although no assurances could be given that any particular level of cost synergies or additional revenue opportunities will be achieved, the management of Tellabs had identified potential cost synergies and revenue opportunities ranging from approximately $16 million as the low case to $59 million as the high case and $24 million as the middle case, each on an annualized basis in 2005.

Financial Considerations. The Tellabs board of directors considered the financial terms of the merger. The board of directors took note of the historic and current market prices of Tellabs common stock and AFC common stock, and that the merger consideration represented a 31.2% premium over the closing price of AFC common stock on May 17, 2004 and a 12.8% premium over the average closing price of AFC common stock for the 30 days prior to May 17, 2004. The Tellabs board of directors considered its evaluation of the historic financial condition, operating results and businesses of Tellabs and AFC, including, but not limited to, information with respect to the respective earnings history and performance of the companies. The Tellabs board also took into account the detailed financial analyses and pro forma and other information with respect to the merger presented by Credit Suisse First Boston and the management of Tellabs.

Opinion of Financial Advisor. The Tellabs board of directors evaluated the financial presentation of Credit Suisse First Boston (including the assumptions and methodologies underlying its analyses in connection therewith) and the oral opinion of Credit Suisse First Boston (subsequently confirmed in writing) to the Tellabs board of directors to the effect that, as of May 19, 2004 and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the merger consideration of (i) 1.55 shares of Tellabs common stock and (ii) $7.00 in cash, to be paid for each share of AFC common stock in the proposed merger was fair, from a financial point of view, to Tellabs. See “— Opinion of Tellabs’ Financial Advisor.”

Strategic Alternatives. The Tellabs board of directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to Tellabs, including Tellabs continuing to develop products through internal growth.

Results of Due Diligence. The Tellabs board of directors evaluated the results of the due diligence investigation of AFC’s businesses and operations and information concerning AFC’s businesses and operations disclosed in its public filings with the SEC and in the disclosure schedules to the merger agreement.

Merger Agreement. The Tellabs board of directors considered the terms and conditions of the merger agreement.

Recommendation of Management. The Tellabs board of directors took into account management’s recommendation in favor of the merger.

Likelihood of Completion of the Merger. The Tellabs board of directors considered the likelihood that the merger would be consummated, given the regulatory approvals necessary to complete the merger.

The Tellabs board of directors also considered the potential risks of the merger, including the following:

Integration. The Tellabs board of directors evaluated the challenges inherent in the combination of two business enterprises of the size and scope of Tellabs and AFC, including the possible resulting diversion of management attention for an extended period of time and the possibility of not achieving anticipated cost synergies and revenue enhancements following the merger.

Effect of the Merger on Tellabs’ Effective Tax Rate. The Tellabs board of directors considered the increase in the effective tax rate for financial reporting purposes applicable to future pretax earnings of the combined businesses and the resulting reduction in its earnings per share, which could adversely affect the trading price of the Tellabs common stock.

Impact on Tellabs Stock. The board of directors considered the dilution to Tellabs’ current earnings and to current Tellabs stockholders’ voting power as a result of the issuance of Tellabs shares in connection with the merger and the impact of the announcement of the proposed merger on Tellabs common stock market price.

Termination Fee. The Tellabs board of directors took into account that a fee of $28.8 million plus up to $10 million of AFC’s expenses would be payable to AFC if AFC terminates the merger agreement because the Tellabs board of directors withdraws or modifies in a manner adverse to AFC its recommendation to Tellabs stockholders that they approve the share issuance and that a fee of $57.6 million and up to $10 million of AFC’s expenses would be payable to AFC if Tellabs enters into an agreement to be acquired by another company and AFC terminates the merger agreement.

Appraisal Rights. The Tellabs board of directors considered the fact that AFC’s stockholders would have the right to demand appraisal rights in connection with the merger and that the effect of such demands would be to increase the cash paid by Tellabs. The Tellabs board of directors took note of the fact that it is a condition to Tellabs’ obligation to close the merger that not more than 10% of the outstanding shares of AFC common stock will have demanded appraisal rights.

      The Tellabs board also took into account the allocation of three of the twelve seats on the board of Tellabs to AFC directors.

      The Tellabs board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential additional revenue opportunities or cost synergies. It should be noted that this explanation of the Tellabs board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

Recommendation of AFC Board; AFC’s Reasons for the Merger

      The AFC board of directors has unanimously approved the merger agreement, has unanimously determined that the merger agreement and the merger are advisable and fair to and in the best interest of AFC and the holders of AFC common stock, and unanimously recommends that AFC stockholders vote “FOR” the adoption of the merger agreement, thereby approving the merger.

      In reaching its determination to recommend the adoption of the merger agreement and the merger, the AFC board of directors consulted with management, as well as Bear Stearns, AFC’s financial advisor, and Pillsbury Winthrop LLP, AFC’s outside legal counsel, and considered various material factors, which are discussed below. The following discussion of the information and factors considered by the AFC board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the merger, the board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the AFC board may have given different weight to different factors. The AFC board considered this information and these factors as a whole, and overall considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations. Among the material information and factors considered by the AFC board were the following:

Strategic Advantages of the Merger

      Enhanced Strategic Position of AFC. The AFC board believed that Tellabs’ substantial resources and experience in servicing regional Bell operating companies, or RBOCs, Tellabs’ complementary product lines and Tellabs’ international distribution platform would give AFC a stronger competitive position and greater opportunities for growth than AFC would have operating independently. In particular, the board considered the strategic benefits of combining Tellabs’ bandwidth management, data and transport product lines and its relationships with RBOC customers, with AFC’s leadership position in North American wireline access and

AFC’s first mover role in the emerging fiber-to-the-premises, or FTTP, opportunity. Among the material information and factors considered by the AFC board and which supported the merger were the following:

•	Tellabs’ long history of working and partnering with RBOCs;

•	increased likelihood of success and efficiency in pursuing initiatives to serve RBOCs and other large customers, through the greater scale and increased resources offered by a combined company;

•	access to Tellabs’ international customers and distribution channels;

•	a broader spectrum of research and development activities as a combined company;

•	enhanced manufacturing, sales and distribution capabilities;

•	expanded product offerings resulting from the companies’ complementary businesses and products;

•	diversification of revenue streams for both companies;

•	alignment with some customers’ desire to purchase products from fewer vendors;

•	the potential for cost savings by combining the two companies’ operations; and

•	the financial resources of Tellabs and the quality and experience of Tellabs’ management team.

      AFC’s Business, Financial Condition and Prospects. The AFC board considered information with respect to the financial condition, results of operations and business of AFC, on both a historical and prospective basis, and current industry, economic and market conditions. In particular, the board considered:

•	AFC’s position as a relatively new supplier to RBOCs in a highly competitive market, and the resources required to serve RBOCs and other large customers effectively;

•	the expanded distribution channels available to a combined company, as compared to AFC’s primarily domestic distribution channel;

•	the potential benefits associated with having a more diversified product line; and

•	the increasing consolidation in the telecommunications market, with the resulting increase in the importance of size and scope as a supplier.

      Tellabs’ Business, Financial Condition and Prospects. The AFC board considered information with respect to the financial condition, results of operations and business of Tellabs, including the due diligence review by AFC’s management and accounting and legal advisors regarding Tellabs’ business, operations, financial condition and prospects.

Terms of the Merger Agreement and Merger Consideration

      The AFC board also considered:

•	Bear Stearns’ opinion described below, that as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the merger consideration is fair from a financial point of view to the stockholders of AFC. For a more detailed discussion regarding the Bear, Stearns opinion, please see the section below titled “— Opinion of AFC’s Financial Advisor”;

•	the fact that the merger consideration to be received by AFC stockholders will allow them to receive a significant cash distribution, as well as a meaningful opportunity to participate in the potential growth and success of the combined company through ownership of approximately 25% of the combined company;

•	Tellabs’ ability to pay the $7.00 per share cash consideration;

•	the corporate governance aspects of the transaction, in particular the representation of three AFC board members (including AFC’s Chairman, President and Chief Executive Officer, Mr. Schofield) on

the board of directors of Tellabs following the merger and Tellabs’ stated intention to appoint Mr. Schofield as chief operating officer of Tellabs following the merger;

•	the relationship of the exchange ratio of 1.55 shares of Tellabs stock plus $7.00 in cash per AFC share to historical market prices and trading information with respect to AFC common stock, which revealed that the implied merger consideration of $21.24 (based on the closing price of Tellabs common stock on May 19, 2004) represented a premium of approximately 26.2% over the closing price of AFC common stock on May 19, 2004 and that the implied merger consideration of $20.93 per share (based on the closing price of Tellabs common stock on May 14, 2004) represented a premium of approximately:

•	31.8% over the closing price of AFC common stock on May 14, 2004;

•	29% over the average closing price of AFC common stock for the trading days in the previous one-week period ending on May 14, 2004;

•	28.5% over the average closing price of AFC common stock for the trading days in the previous two-week period ending on May 14, 2004; and

•	15.3% over the average closing price of AFC common stock for the trading days in the previous month ending on May 14, 2004;

•	the fact that the merger agreement provides that, under certain circumstances, and subject to certain conditions more fully described under “The Merger Agreement — Covenants — No Solicitation” and “The Merger Agreement — Termination of the Merger Agreement,” AFC can furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for an alternative business combination and can terminate the merger agreement for a superior proposal;

•	the AFC board’s view that the amount of the termination expenses and fees payable to Tellabs pursuant to the merger agreement, and the circumstances under which such expenses and fees would be payable, are reasonable considering that:

•	Tellabs was only willing to enter into the merger agreement on the express condition that AFC agree to those termination expense and fee provisions; and

•	the AFC board believed that the amount of those expenses and fees would not be likely to preclude potentially interested third parties from pursuing a strategic transaction with AFC;

•	the other terms and conditions of the merger agreement, as reviewed by the board with AFC’s legal and financial advisors; and

•	AFC’s analysis of its strategic alternatives, including prior discussions by AFC and its financial advisors with third parties regarding possible strategic transactions, as described under “— Background of the Merger,” and the view of the AFC board that the proposed transaction with Tellabs was the most attractive strategy for AFC stockholders.

Risks of the Proposed Merger

      The AFC board also considered challenges and risks inherent in the proposed transaction, in conjunction with AFC’s advisors in the course of legal, accounting and business due diligence and during the negotiation of the merger agreement. The board considered each of the material risks which were known to it, including:

•	the risks that the merger would not be completed, given the period of time between the signing of the merger agreement and the expected closing, the possibility of a material change in AFC’s business during that time, the conditions to Tellabs’ obligations and Tellabs’ rights to terminate the merger agreement, including the following risks:

•	under the merger agreement, AFC could be required to pay Tellabs up to $10 million as reimbursement of expenses relating to the merger, and a termination fee of $57.6 million under the circumstances described under “The Merger Agreement — Termination of Merger Agreement — Termination Fees Payable by AFC”;

•	AFC’s stock price may decline to the extent that its shares are trading at a higher level than they might have been in the absence of a merger;

•	customers, suppliers and others may believe that AFC cannot compete effectively in the marketplace without the merger;

•	costs related to the merger, such as legal and accounting fees and a portion of AFC’s investment banking fees, must be paid even if the merger is not completed;

•	the benefits that AFC expects to realize from the merger would not be realized, and AFC may have foregone attractive business opportunities as a result of the covenants in the merger agreement; and

•	the diversion of management attention and the possible disruption of AFC’s relationships with employees, customers and other business partners between the signing of the merger agreement and its termination, may make it difficult for AFC to regain its financial and market position if the merger does not occur;

•	the risk that the expected benefits of the merger will not be realized;

•	the potential effect of the public announcement of the merger on AFC’s customers and employees;

•	the effects on AFC’s business of diversion of management resources necessary to consummate the merger;

•	the transaction costs associated with the merger;

•	the limitations imposed on the conduct of AFC’s business and the solicitation of alternative business transactions prior to the completion of the merger; and

•	the fact that the value of the consideration to be received by AFC stockholders in the merger will depend, in part, on the value of Tellabs’ common stock at the time of the merger, due to the fixed exchange ratio of 1.55 shares of Tellabs common stock per AFC share plus $7.00 per share in cash.

      The AFC board realized that there can be no assurance about future results, including results considered or expected as described above, such as assumptions regarding potential revenue enhancements or cost savings. However, the AFC board concluded that the potential positive factors outweighed the potential risks inherent in the proposed merger. It should be noted that this explanation of the AFC board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

Opinions of Financial Advisors

Opinion of Tellabs’ Financial Advisor

      Tellabs retained Credit Suisse First Boston to act as its financial advisor in connection with the merger. In connection with Credit Suisse First Boston’s engagement, Tellabs requested that Credit Suisse First Boston evaluate the fairness to Tellabs of the merger consideration, from a financial point of view. On May 18, 2004, the Tellabs board of directors met to review the proposed merger and the terms of the merger agreement. During this meeting, Credit Suisse First Boston reviewed with the Tellabs board of directors certain financial analyses, as described below. On May 19, 2004, at a subsequent meeting of the Tellabs board of directors, Credit Suisse First Boston rendered its oral opinion to the Tellabs board of directors, subsequently confirmed in writing, that, as of the date of its opinion and based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the merger consideration to be paid by Tellabs in the merger was fair to Tellabs, from a financial point of view.

      The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by

Credit Suisse First Boston in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in its entirety. TELLABS STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE CREDIT SUISSE FIRST BOSTON OPINION CAREFULLY AND IN ITS ENTIRETY. The Credit Suisse First Boston opinion addresses only the fairness of the merger consideration to Tellabs, from a financial point of view, as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger. The summary of the Credit Suisse First Boston opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

      In connection with its opinion, Credit Suisse First Boston, among other things,

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Tellabs and AFC;

•	reviewed certain other information relating to Tellabs and AFC, including financial forecasts (including adjustments thereto), provided to or discussed with Tellabs and AFC, and met with the management of Tellabs and of AFC to discuss the business and prospects of Tellabs and AFC, respectively;

•	considered certain financial and stock market data of Tellabs and AFC and compared that data with similar data for other publicly held companies in businesses which Credit Suisse First Boston deemed similar to those of Tellabs and AFC;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

      In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Tellabs and AFC that Credit Suisse First Boston reviewed, the management of Tellabs and of AFC advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that such forecasts (including adjustments thereto), had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tellabs and of AFC as to the future financial performance of Tellabs and AFC, respectively. In addition, Credit Suisse First Boston relied, without independent verification, on the assessment of the management of Tellabs with respect to:

•	Tellabs’ ability to retain key employees;

•	the strategic benefits and potential costs savings and other synergies (including the amount, timing and achievability of such benefits, savings and other synergies) anticipated by Tellabs to result from the merger and the subsequent merger;

•	the existing technology, products and services of Tellabs and AFC and the validity of, and risks associated with, the future technology, products and services of Tellabs and AFC; and

•	Tellabs’ ability to integrate the businesses of Tellabs and AFC.

      Credit Suisse First Boston assumed, with Tellabs’ consent, that the merger and the subsequent merger, taken together, will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston also assumed, with Tellabs’ consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the mergers, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on Tellabs or AFC or the contemplated benefits of the merger and the subsequent merger, and that the merger and the subsequent merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement contained in the merger agreement. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Tellabs or AFC, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of Tellabs common stock will be when issued to holders of AFC common stock pursuant to the merger or the prices at which shares of Tellabs common stock will trade at any time. The Credit Suisse First Boston opinion does not address the relative merits of the merger and the subsequent merger as compared to other business strategies that might be available to Tellabs, nor does it address the underlying business decision of Tellabs to proceed with the merger and the subsequent merger.

      In preparing its opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analyses performed by Credit Suisse First Boston as a comparison is identical to Tellabs, AFC or the contemplated merger. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston’s view of the actual value of Tellabs or AFC. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston’s analysis of the fairness to Tellabs of the merger consideration, from a financial point of view, and were provided to the board of directors of Tellabs in connection with the delivery of the Credit Suisse First Boston opinion.

      The following is a summary of material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion and reviewed with the Tellabs board of directors at a meeting of the Tellabs board of directors held on May 18, 2004. Certain of the following summaries of financial analyses that were performed by Credit Suisse First Boston include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

      Implied Transaction Statistics. Credit Suisse First Boston calculated several values implied by the merger consideration, including the implied price per AFC share, the implied AFC fully-diluted equity value and fully-diluted aggregate value, and the implied fully-diluted ownership of AFC stockholders in Tellabs based on the merger consideration. Credit Suisse First Boston also calculated an implied transaction exchange ratio (assuming an all stock transaction) that represented the stock exchange ratio of 1.55x plus a notional exchange ratio represented by $7.00 per share payable in cash divided by the closing price per Tellabs share on May 17, 2004 of $8.66. The following table summarizes the results of this analysis:

Cash Component Per AFC Share	$7.00
Stock Exchange Ratio	1.55x
Implied Stock Component Per AFC Share	$13.42
Implied Total Price Per AFC Share	$20.42
Implied Transaction Exchange Ratio	2.358x
Implied Fully-Diluted AFC Equity Value	$1,838 million
Implied Fully-Diluted AFC Aggregate Value	$1,240 million

Implied Multiples
AFC Aggregate Value/ Revenue
2004E	2.3x
2005E	1.8x
AFC Aggregate Value/ Unlevered Net Income
2004E	38.3x
2005E	33.6x
Implied Fully-Diluted Ownership of AFC Stockholders in Tellabs (based on the merger consideration)	25.1%

      AFC Historical Stock Trading Performance. Credit Suisse First Boston analyzed the prices at which AFC common stock traded from January 2, 2002 through May 17, 2004. Credit Suisse First Boston noted that the high closing price of AFC common stock during the last twelve-month period was $26.70, and that the low closing price of AFC common stock was $15.21. Credit Suisse First Boston also noted the average closing price of AFC common stock over various periods prior to and including May 17, 2004 as summarized below:

Period Prior to and Including May 17, 2004	Average Closing Price

May 17, 2004	$15.57
Last 5 trading days	$16.11
Last 10 trading days	$16.26
Last 20 trading days	$17.81
Last 30 trading days	$19.10
Last 60 trading days	$21.05
Last 90 trading days	$21.92
Last 180 trading days	$22.27
Last Twelve Months	$20.89
Since January 2, 2002	$18.64

      Credit Suisse First Boston also reviewed the recent stock price performance of Tellabs and AFC and compared their performance with ADTRAN, Inc., ADC Telecommunications, Inc. and indices comprised of an index of selected companies in the communications access equipment industry and the Nasdaq composite index over the period from January 2, 2003 to May 17, 2004. The following table sets forth the changes in stock prices over such period:

Stock Price Increase/(Decrease) from
January 2, 2003 to May 17, 2004

Tellabs	8%
AFC	(8)%
ADTRAN, Inc.	50%
ADC Telecommunications, Inc.	(3)%
Communications Access Equipment Index	31%
Nasdaq	36%

      Tellabs Historical Stock Trading Performance. Credit Suisse First Boston analyzed the prices at which Tellabs common stock traded from January 2, 2003 through May 17, 2004. Credit Suisse First Boston noted that the high closing price of Tellabs common stock during this period was $11.00 on January 16, 2004, and that the low closing price of Tellabs common stock during this period was $5.57 on April 16, 2003. Credit

Suisse First Boston also noted the average closing price of Tellabs common stock over various periods prior to and including May 17, 2004 as summarized below:

Period Prior to and Including May 17, 2004	Average Closing Price

May 17, 2004	$8.66
Last 5 trading days	$8.92
Last 10 trading days	$9.02
Last 30 trading days	$9.14
Last 60 trading days	$9.15
Last 90 trading days	$9.39

      Trading Statistics of Selected Comparable Companies. Credit Suisse First Boston compared certain financial information of AFC with that of other companies in certain sectors of the communications equipment industry, including:

•	Tellabs

•	Tier I Communication Equipment Access Companies

           Scientific-Atlanta, Inc.

           UTStarcom, Inc.

           ADTRAN, Inc.

           ADC Telecommunications, Inc.

           Tekelec

           Harmonic Inc.

•	Tier II Communication Equipment Access Companies

           Westell Technologies, Inc.

           Carrier Access Corporation

           Terayon Communication Systems, Inc.

           Paradyne Networks, Inc.

           Proxim Corporation

           Netopia, Inc.

•	Communication Equipment Majors

           Cisco Systems, Inc.

           Nokia Corporation

           Ericsson Telephone Company

           Alcatel

           Nortel Networks Corporation

           Lucent Technologies Inc.

      Such information included, among other things, the mean of several financial metrics for the companies in each category, including fully-diluted aggregate values as multiples of estimated revenues and unlevered net income (defined as net income as adjusted to reflect the deduction of after tax interest income and expense) for calendar years 2004 and 2005. The multiples were calculated using publicly available information and publicly available forecasts of securities research analysts (except for the forecasts for Tellabs and AFC

(including adjustments to such forecasts) which were provided by the management of Tellabs and of AFC). The following table summarizes the results of this analysis:

	Fully-Diluted Aggregate				Fully-Diluted Aggregate
	Value/Revenues				Value/Unlevered Net Income

	2004E		2005E		2004E		2005E

Tellabs	2.1	x	1.9	x	30.2	x	22.1	x
AFC	1.4	x	1.2	x	24.2	x	21.2	x
Tier I Access Companies Mean	2.2	x	2.0	x	31.4	x	17.1	x
Tier II Access Companies Mean	1.4	x	1.1	x	44.3	x	18.5	x
Communication Equipment Majors Mean	2.3	x	2.1	x	21.1	x	16.7	x

      Sum-of-the-Parts Analysis. Credit Suisse First Boston calculated a range of implied aggregate values for each of the Core, Fiber-to-the-Premises and North American Access product lines of AFC based on estimated multiples of revenue and unlevered net income for such product lines for calendar years 2004 and 2005. The estimated revenues and unlevered net income for each product line were based on Tellabs management’s estimates based on discussions with AFC management. Credit Suisse First Boston combined these implied aggregate values for each product line to calculate a range of implied aggregate values and equity values for AFC as a whole. Credit Suisse First Boston used these values to calculate an implied price per AFC share and an implied adjusted exchange ratio. The “implied adjusted exchange ratio” represents the notional all stock exchange ratio adjusted to reflect a deduction of $7.00 cash per share divided by the Tellabs price per share on May 17, 2003 of $8.66. The following table summarizes the results of this analysis:

Implied Price Per AFC Share	$18.98-$21.41
Implied Adjusted Exchange Ratio	1.383x-1.664x

      Credit Suisse First Boston then calculated a range of implied prices per AFC share and implied adjusted exchange ratios based on a range of potential synergies provided by Tellabs and AFC management. Such synergies were assumed to be generated from, among other things, new incremental revenues and by eliminating duplicative expenses. Credit Suisse First Boston calculated these values by adding the prices per AFC share implied by such synergies to the midpoint of the range of implied prices per AFC share derived above. The following table summarizes the results of this analysis:

Implied Price Per AFC Share	$22.09-$26.66
Implied Adjusted Exchange Ratio	1.742x-2.270x

      AFC Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Credit Suisse First Boston calculated various implied equity values for AFC based on financial forecasts for AFC provided by AFC management. The financial forecasts included various assumptions relating to revenue growth rates and operating income margins as provided by AFC management, as well as working capital, capital expenditures and depreciation and amortization projections, as discussed with Tellabs and AFC management. Credit Suisse First Boston’s analysis used discount rates ranging from 15% to 17% and unlevered forward net income terminal multiples ranging from 25x to 30x. The following table summarizes the results of this analysis:

Implied Price Per AFC Share	$17.33-$19.98
Implied Adjusted Exchange Ratio	1.193x-1.499x

      Credit Suisse First Boston then calculated a range of implied prices per AFC share and implied adjusted exchange ratios based on the range of potential synergies provided by Tellabs and AFC management. Credit Suisse First Boston calculated these values by adding the prices per AFC share implied by such synergies to the midpoint of the range of implied prices per AFC share derived above. The following table summarizes the results of this analysis:

Implied Price Per AFC Share	$20.60-$25.20
Implied Adjusted Exchange Ratio	1.570x-2.102x

      Exchange Ratio Analysis. Credit Suisse First Boston compared the average of the ratios of the closing price of AFC common stock to the closing price of Tellabs common stock for various periods ended May 17, 2004. The following table sets forth such average exchange ratios for various periods ended May 17, 2004, including the average exchange ratio as adjusted to reflect the deduction of $7.00 in cash per share divided by the Tellabs price per share on May 17, 2004 of $8.66. The table also sets forth the premium/(discount) of the implied transaction exchange ratio (representing the stock exchange ratio of 1.55x plus a notional exchange ratio represented by $7.00 per share payable in cash divided by the closing price per Tellabs share on May 17, 2004 of $8.66) to the average exchange ratio over such periods:

	Average	Average Adjusted	Premium/(Discount) of Implied
Observed Period to	Exchange Ratio	Exchange Ratio	Transaction Exchange Ratio to
May 17, 2004	Over Period	Over Period	Average Exchange Ratio

Since January 2, 2002	2.416x	1.608x	(2.4)%
Last Twelve Month Average	2.611x	1.803x	(9.7)%
Last 90 trading days	2.334x	1.525x	1.1%
Last 60 trading days	2.300x	1.492x	2.5%
Last 30 trading days	2.091x	1.282x	12.8%
Last 20 trading days	1.934x	1.126x	21.9%
Last 10 trading days	1.803x	0.994x	30.8%
Last 5 trading days	1.807x	0.999x	30.5%
Average Since AFC’s Earnings Announcement Date	1.817x	1.007x	29.8%
May 17, 2004	1.798x	0.990x	31.2%

      Precedent Multiples and Premiums Paid Analysis. Credit Suisse First Boston reviewed several metrics from the following 12 precedent transactions in the communications equipment industry over $1 billion:

          • NetScreen/ Juniper Networks
          • Newbridge Networks/ Alcatel
          • General Instrument/ Motorola
          • Fore Systems/ GEC
          • RELTEC/ GEC
          • Ascend/ Lucent
• Ciena/ Tellabs(1)
• Bay Networks/ Northern Telecom
• DSC/ Alcatel
• Ascend/ Cascade
• U.S. Robotics/ 3Com
• Stratacom/ Cisco

(1)	Analysis based on renegotiated terms. The Ciena/Tellabs transaction was eventually terminated.

      Credit Suisse First Boston calculated the mean and median of several metrics for the precedent transactions, including the aggregate value of each target company as a multiple of revenues and EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the next twelve month period implied by the transaction (at announcement) and the equity value of each target company as a multiple of net income for the next twelve month period implied by the transaction (at announcement). Credit Suisse First Boston also calculated the premium implied by the purchase price in each transaction relative to the price per target company share over various periods prior to the public announcement of such transaction. Credit Suisse First Boston then applied these mean and median values to the implied transaction exchange ratio (representing the stock exchange ratio of 1.55x plus a notional exchange ratio represented by $7.00 per share payable in cash divided by the closing price per Tellabs share on May 17, 2004 of $8.66) to calculate an implied price per AFC share and an implied adjusted exchange ratio. The following table summarizes the results of this analysis:

Implied Price Per AFC Share	$20.09 - $35.00
Implied Adjusted Exchange Ratio	1.512x - 3.234	x

      Precedent Exchange Ratio Premiums Analysis. Credit Suisse First Boston calculated the observed AFC/ Tellabs exchange ratio over various time periods. Credit Suisse First Boston adjusted these exchange ratios to reflect a deduction of $7.00 cash per share divided by the Tellabs price per share on May 17, 2004 of $8.66. Credit Suisse First Boston then reviewed the exchange ratio premiums paid in 324 precedent stock-for-stock transactions in the technology industry since January 1, 1990. Credit Suisse First Boston calculated the premium/ (discount) implied by the exchange ratio in each of the precedent transactions relative to the ratio of the closing stock prices for the target company and the acquiror company over various periods prior to public announcement of the transaction. Credit Suisse First Boston applied the average of such premiums/ (discounts) to the adjusted AFC/ Tellabs observed exchange ratios for the same time periods. Credit Suisse First Boston then adjusted this exchange ratio to reflect an addition of $7.00 cash per share divided by the Tellabs price per share on May 17, 2004 of $8.66 (the implied transaction exchange ratio). Based on the respective implied transaction exchange ratios, Credit Suisse First Boston calculated implied prices per AFC share and implied adjusted exchange ratios. The following tables summarize the results of this analysis:

	Trailing		Trailing		Trailing		Trailing
	90 Days		60 Days		30 Days		10 Days		Market		Average		Median

Average Premium/(Discount) in Precedent Transactions	36.0%		39.7%		40.7%		37.8%		33.6%		37.6%		37.8%
Adjusted AFC/ Tellabs Observed Exchange Ratio	1.525	x	1.492	x	1.282	x	0.994	x	0.990	x	1.257	x	1.282	x
Implied Transaction Exchange Ratio	2.882	x	2.893	x	2.612	x	2.178	x	2.131	x	2.537	x	2.575	x
Implied Price Per AFC Share	$24.96		$25.05		$22.62		$18.86		$18.45		$21.97		$22.30
Implied Adjusted Exchange Ratio	2.074	x	2.084	x	1.804	x	1.370	x	1.322	x	1.729	x	1.767	x

No transaction utilized as a comparison in the precedent multiples and premiums paid analysis or the precedent exchange ratio premiums analysis is identical to the merger. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

      Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Tellabs and AFC to the pro forma total revenues and operating income of the combined company, based on estimates for calendar years 2004 and 2005 provided by the management of Tellabs and of AFC, respectively. Credit Suisse First Boston derived, among other things, the notional all stock exchange ratio implied by such relative contributions, and adjusted the exchange ratio to reflect a deduction of $7.00 cash per share divided by the Tellabs price per share on May 17, 2003 of $8.66 to calculate the implied adjusted exchange ratio and the implied pro forma fully-diluted ownership of Tellabs by AFC stockholders based on the closing share prices of Tellabs and AFC on May 17, 2004. The following table summarizes the results of this analysis:

	Implied Adjusted	Implied Pro Forma Fully-Diluted
	Exchange Ratio	AFC Ownership in Tellabs

Revenue
2004E	1.451x	23.8%
2005E	1.625x	26.1%
Operating Income
2004E — Including Amortization	1.392x	23.0%
2005E — Including Amortization	1.174x	20.0%
2004E — Excluding Amortization	1.220x	20.6%
2005E — Excluding Amortization	1.061x	18.4%

      Credit Suisse First Boston noted that this analysis implied a range of prices per AFC share of $16.19 to $21.08.

      Relative DCF Analysis. Credit Suisse First Boston compared a range of implied present values for Tellabs derived from a discounted cash flow analysis (which range of values were categorized into a “low”, “medium” and “high” value) to the same implied present values for AFC. The discounted cash flow analysis for Tellabs used discount rates ranging from 15% to 17% and unlevered forward net income terminal multiples ranging from 25x to 30x and was based on financial forecasts provided by Tellabs management. Credit Suisse First Boston calculated the adjusted exchange ratio implied by such relative present values and the implied price per AFC share. The following table summarizes the results of this analysis:

	AFC Implied Present Value

Tellabs Implied Present Value	Low		Medium		High

Low
Implied Adjusted Exchange Ratio	1.324	x	1.482	x	1.650	x
Implied Price Per AFC Share	$18.47		$19.84		$21.29
Medium
Implied Adjusted Exchange Ratio	1.182	x	1.330	x	1.487	x
Implied Price Per AFC Share	$17.24		$18.52		$19.87
High
Implied Adjusted Exchange Ratio	1.050	x	1.187	x	1.334	x
Implied Price Per AFC Share	$16.09		$17.28		$18.55

      Pro Forma Earnings Per Share Impact Analysis. Credit Suisse First Boston analyzed certain pro forma effects expected to result from the merger, including, among other things, the expected effect of the merger on the estimated earnings per share for the combined company for the fourth quarter of 2004 and calendar years 2005 and 2006 based on a range of potential synergies anticipated by the management of Tellabs and of AFC to result from the merger. In the first line in the table below, Credit Suisse First Boston performed the analysis using Tellabs’ existing tax rate applied to Tellabs on a stand-alone basis and using an assumed increased tax rate resulting from the merger as provided by Tellabs management applied to Tellabs on a pro forma basis. In the second line in the table below, Credit Suisse First Boston performed the analysis using the assumed increased tax rate resulting from the merger applied to Tellabs on a stand-alone basis and on a pro forma basis. Credit Suisse First Boston’s analysis did not take into account restructuring charges or non-cash accounting charges. The following table sets forth estimated accretion/ (dilution) to the combined company’s estimated earnings per share for such periods based on forecasts provided by the management of Tellabs and of AFC and assuming the medium case for synergies arising from the merger:

	Pro Forma with Medium
	Case Synergies

	Q42004E	2005E	2006E

Accretion/(Dilution) with Existing Tax Rate	(19.8)%	(9.9)%	(12.9)%
Accretion/(Dilution) With Increased Tellabs Tax Rate	1.0%	11.7%	7.6%

      The actual results achieved by the combined company after the merger may vary from such estimated results and the variations may be material.

      Credit Suisse First Boston’s opinion and presentation to the Tellabs board of directors was one of many factors taken into consideration by the Tellabs board of directors in making its determination to engage in the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Tellabs board of directors or the management of Tellabs with respect to the value of AFC or whether the Tellabs board of directors would have been willing to agree to a different merger consideration.

      The Tellabs board of directors retained Credit Suisse First Boston to act as its financial advisor in connection with the merger. Credit Suisse First Boston was selected by the Tellabs board of directors based on Credit Suisse First Boston’s qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse First Boston and its affiliates have in the past provided financial and investment banking services to Tellabs unrelated to the merger for which it has received compensation and may in the future provide such services to Tellabs for which it would expect to receive compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Tellabs and AFC for their and their affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Pursuant to an engagement letter dated as of February 19, 2004, Tellabs engaged Credit Suisse First Boston to provide financial advisory services to the Tellabs board of directors in connection with the merger, including, among other things, rendering its opinion. Pursuant to the terms of the engagement letter, Credit Suisse First Boston will receive a customary fee for its services, the payment of which is contingent upon the consummation of the merger. In addition, Tellabs has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

Opinion of AFC’s Financial Advisor

Overview

      At the May 19, 2004 meeting of the AFC board of directors, Bear Stearns rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based upon the qualifications, assumptions, limitations and other matters set forth in the written opinion, the merger consideration provided for in the agreement was fair, from a financial point of view, to holders of AFC common stock.

      The full text of Bear Stearns’ written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns, is attached as Annex C to this joint proxy statement/ prospectus and is incorporated by reference. The summary of the Bear Stearns opinion set forth below is qualified in its entirety by reference to the full text of the opinion. AFC STOCKHOLDERS ARE URGED TO READ THE BEAR STEARNS OPINION IN ITS ENTIRETY. In reading the discussions of the Bear Stearns opinion set forth below, AFC stockholders should be aware that the opinion:

•	was provided to the AFC board of directors for its benefit and use in connection with its consideration as to whether the merger consideration, consisting of (i) 1.55 shares of Tellabs common stock and (ii) $7.00 in cash, for each share of AFC common stock, was fair, from a financial point of view, to the stockholders of AFC;

•	did not constitute a recommendation to the AFC board of directors or any holder of AFC common stock as to how to vote in connection with the merger;

•	did not address AFC’s underlying business decision to pursue the merger, the relative merits of the merger as compared to alternative business strategies that might exist for AFC or the effects of any other transaction in which AFC might engage; and

•	did not express any opinion as to the price or range of prices at which the shares of common stock of AFC and Tellabs would trade subsequent to the announcement of the merger or as to the price or range of prices at which the shares of common stock of Tellabs may trade subsequent to the consummation of the merger.

      Although Bear Stearns evaluated the fairness, from a financial point of view, of the merger consideration to the stockholders of AFC, the merger consideration itself was determined at arms-length negotiations. Bear Stearns provided advice to AFC during the course of such negotiations as requested by the board of directors of AFC. AFC did not provide specific instructions to, or place any limitations on the scope of the investigations of, or procedures to be followed or factors to be considered by, Bear Stearns in performing its analyses or providing its opinion.

      In arriving at its opinion, Bear Stearns, among other things:

•	reviewed the merger agreement between AFC and Tellabs dated May 19, 2004;

•	reviewed certain publicly available financial statements and other information of AFC and Tellabs;

•	reviewed certain operating and financial information relating to AFC’s business and prospects, including management’s 2004 quarterly forecast and certain data relating to AFC’s projected future financial performance for the subsequent four-year period ending December 31, 2008, all as prepared and provided to Bear Stearns by AFC’s management;

•	met with certain members of AFC’s senior management to discuss AFC’s business, operations, historical and projected financial results and future prospects;

•	reviewed certain operating and financial information relating to Tellabs’ business and prospects, including management’s 2004 quarterly forecast and certain data relating to Tellabs’ projected future financial performance for the period ending December 31, 2005, all as prepared and provided to Bear Stearns by Tellabs’ management;

•	met with certain members of Tellabs’ senior management to discuss Tellabs’ business, operations, historical and projected financial results and future prospects;

•	reviewed certain estimates of revenue enhancements, cost savings and other synergies expected to result from the proposed merger, jointly prepared and provided to Bear Stearns by AFC’s and Tellabs’ management;

•	reviewed the historical prices, trading multiples and trading volume of the common stock of AFC and of Tellabs;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to AFC and Tellabs;

•	reviewed the terms of recent mergers and acquisitions of companies which Bear Stearns deemed generally comparable to AFC and the proposed merger;

•	performed discounted cash flow analyses based on the projections of AFC’s management for the five fiscal years ending December 31, 2008;

•	reviewed the pro forma financial results, financial condition and capitalization of Tellabs giving effect to the proposed merger; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

      In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Bear Stearns by AFC and Tellabs, including without limitation, the financial projections and synergies, provided to Bear Stearns by AFC and Tellabs. With respect to the financial projections and synergies, Bear Stearns relied on assurances that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of AFC and Tellabs as to the expected future performance of AFC and Tellabs, respectively. With respect to the synergies that could be achieved upon consummation of the merger, Bear Stearns relied on assurances that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of AFC and Tellabs as to the timing and availability of such amounts. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the financial projections and synergy estimates and Bear Stearns relied upon the assurances of the senior managements of AFC and Tellabs that they are unaware of any facts that would make such information provided to Bear Stearns incomplete or misleading.

      In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of AFC and Tellabs, nor was Bear Stearns furnished with any such appraisals. During the course of Bear Stearns’ engagement, Bear Stearns was asked by the board of directors of AFC to solicit indications of interest from certain third parties regarding a transaction with AFC, and Bear Stearns also considered the results of such solicitation in arriving at its opinion. Bear Stearns assumed that the merger will:

•	qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•	be consummated in a timely manner and in accordance with the terms of the merger agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on AFC and Tellabs on a stand-alone basis or on Tellabs on a pro forma basis giving effect to merger.

      The following is a summary of the material valuation, financial and comparative analyses considered by Bear Stearns in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion.

      Summary of Reviews and Analyses. Bear Stearns’ opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of the opinion. In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, AFC and Tellabs. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

      In order to understand fully the reviews and financial and valuation analyses used by Bear Stearns, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion. All such reviews and financial and valuation analyses were based on information available to Bear Stearns on May 17, 2004. Bear Stearns also noted that the implied premium based on the May 19, 2004 closing stock prices of AFC and Tellabs ($16.83 and $9.19, respectively) was 26.2%. Bear Stearns has not undertaken, and is under no duty, to update any such reviews or financial and valuation analyses upon the availability of new information.

      Adjusted Exchange Ratio and Implied Premium Analysis. Bear Stearns reviewed the historical closing stock prices of AFC’s common stock and Tellabs’ common stock over various periods ended May 14, 2004. Based upon this analysis, the merger consideration of (i) 1.55 shares of Tellabs common stock and (ii) $7.00 in cash for each share of AFC common stock represents a premium to the total value for the periods presented. The following table shows the average exchange ratio (adjusted for cash) and the implied premium for various periods leading to May 14, 2004.

			Implied Per Share Value to AFC			Implied Premium of
	Average Exchange					Current Offer
	Ratio(1)		Stock Portion(2)	Cash Portion	Total Value	$20.93

As of May 14, 2004	0.988	x	$8.88	$7.00	$15.88	31.8%
Prior 1 Week	1.026		9.23	7.00	16.23	29.0
Prior 2 Weeks	1.034		9.29	7.00	16.29	28.5
Prior 1 Month(3)	1.240		11.15	7.00	18.15	15.3

(1)	Average exchange ratio is calculated as AFC stock price less $7.00 in cash, divided by Tellabs’ stock price.

(2)	Stock portion is calculated as average exchange ratio multiplied by Tellabs’ stock price of $8.99 as of May 14, 2004.

(3)	The one month average exchange ratio is impacted by AFC’s first quarter earnings announcement after which there was a significant decline in AFC’s stock price and is therefore not as meaningful as the other periods presented.

      Relative Contribution Analysis. Bear Stearns calculated the implied equity splits based on the relative contribution by each of AFC and Tellabs to certain income statement categories of the pro forma combined company, before the effect of any synergies, including 2004 and 2005 estimated revenues, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT) and net income, all as provided by AFC and Tellabs management, respectively. Bear Stearns then compared these implied equity splits to the proportion of the implied equity value that AFC’s stockholders would receive based on the merger consideration. For purposes of this analysis and calculating AFC’s pro forma ownership, Bear Stearns treated the cash portion of the merger consideration as common stock of Tellabs and observed that AFC’s share of the combined equity value (based on the total merger consideration and the treatment of the cash portion of the merger consideration as common stock of Tellabs) would be 33.3%. Bear Stearns noted that the pro forma ownership percentage based on the merger consideration and the treatment of the cash portion of the merger consideration as Tellabs common stock, is consistent with AFC’s implied equity splits based on the metrics set forth below.

	Implied Equity Splits Based on Relative Contribution to:

	Revenues		EBITDA		EBIT		Net Income

	2004E	2005E	2004E	2005E	2004E	2005E	2004E	2005E

Tellabs(1)	64.8%	62.7%	68.2%	69.4%	65.8%	68.6%	76.8%	77.3%
AFC(2)	35.2%	37.3%	31.8%	30.6%	34.2%	31.4%	26.2%	22.7%

(1)	Amounts are based on estimates provided by Tellabs management, except that 2005E EBITDA is based on Bear Stearns’ estimate using depreciation and amortization assumptions consistent with 2004 estimates provided by Tellabs management. Projections provided by Tellabs management exclude the effect of approximately $15.5 million of annual intangible amortization in 2004 and 2005.

(2)	Amounts are based on AFC management estimates. Amounts for 2004 reflect a full year of results from the acquisition of the North American Access business of Marconi Communications, Inc. which was completed on February 20, 2004, and exclude the effect of any amortization expense associated with that acquisition.

      Selected Comparable Company Analysis. Bear Stearns compared certain operating, financial, trading and valuation information for AFC and Tellabs to certain publicly available operating, financial, trading and valuation information for six selected companies, which in Bear Stearns’ judgment, were reasonably comparable to AFC and Tellabs for purposes of this analysis. These companies were:

•	Juniper Networks, Inc.

•	UT Starcom, Inc.

•	Adtran, Inc.

•	Ciena Corp.

•	ADC Telecommunications, Inc.

•	Foundry Networks, Inc.

      Bear Stearns utilized the earnings forecasts for these companies from publicly available data from selected Wall Street equity research reports and, with respect to Tellabs’ 2005 estimated EBITDA, the estimates of Bear Stearns based on amortization and depreciation assumptions consistent with estimates of Tellabs management for 2004. Bear Stearns’ analysis was based on closing stock prices as of May 14, 2004. Bear Stearns noted that the implied transaction EBITDA multiples, based on the value of the merger consideration at the close of business on May 14, 2004 and AFC management estimates, of 15.8x 2004 estimated EBITDA and 14.7x 2005 estimated EBITDA, were within the range of current trading multiples of comparable companies and compared favorably to Adtran, Inc. and Foundry Networks, Inc., companies that Bear Stearns believes are most directly comparable to AFC. Bear Stearns also noted that the merger implies a price to earnings growth (P/E/G) ratio for AFC of 3.01x, which is higher than the average P/E/G ratio for the peer group of 2.69x. A summary of the projected multiples of enterprise value to revenues, EBIT and EBITDA and projected multiples of price to earnings and P/E/G, based on management estimates of net income for the years 2004 and 2005, are set forth below:

	Enterprise		Enterprise		Enterprise
	Value/		Value/		Value/		Price/
	Revenues		EBITDA		EBIT		Earnings		5-Year	P/E/G
									EPS
	2004E	2005E	2004E	2005E	2004E	2005E	2004E	2005E	Growth	2004E

AFC	1.10x	0.86x	8.8x	8.2x	11.6x	11.0x	34.9x	32.6x	15.3%	2.28x
Tellabs	2.25x	2.04x	13.7x	11.4x	21.8x	16.5x	32.6x	25.7x	16.6%	1.96x
Range of multiples for comparable companies	1.07x-8.90x	0.87x-7.67x	6.9x-36.8x	5.4x-28.7x	8.1x-62.6x	6.3x-32.0x	14.5x-77.3x	11.7x-37.4x	12.6x-29.4x	0.74x-6.14x
Harmonic Mean for comparable companies(1)	3.23x	2.83x	14.9x	11.9x	17.8x	13.9x	33.1x	23.4x	NA	NA
AFC — at deal(2)	1.99x	1.54x	15.8x	14.7x	20.8x	19.7x	46.0x	42.9x	15.3%	3.01x

(1)	Harmonic mean is calculated by using the reciprocals of the multiples and gives equal weight to equal dollar investments in the securities whose ratios are being averaged. The calculation of Harmonic Mean does not include UT Starcom, Inc. due to company specific factors.

(2)	Amounts are based on AFC management estimates and a 1.55x exchange ratio plus $7.00 in cash for each share of AFC common stock.

      Bear Stearns also noted that none of the comparable companies are identical to AFC, or to Tellabs on a stand-alone basis or a pro-forma basis and, accordingly, any analysis of comparable companies necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of AFC and Tellabs versus the companies to which AFC and Tellabs were being compared.

      Selected Precedent Mergers and Acquisitions Transactions. Bear Stearns reviewed selected precedent mergers and acquisitions involving communications technology companies. Due to a lack of historical and projected operating metrics for many of the target companies, Bear Stearns looked at the transaction amount as a multiple of forward and trailing revenues. In order to account for outliers, Bear Stearns calculated an adjusted average excluding high and low multiples for comparison purposes. Bear Stearns noted that implied multiples for AFC of 2.10x trailing revenues and 1.99x forward revenues, based on the total merger consideration, are within the range of transaction multiples for the group of selected precedent transactions.

      The following table summarizes certain relevant statistics for the precedent transactions involving comparable companies in the communications technology sector.

				As a		As a
			Transaction	Multiple of		Multiple of
Date			Value	Forward		Trailing
Announced	Target Company	Acquiror Company	($MM)	Revenues(1)		Revenues

2/09/2004	NetScreen Technologies	Juniper Networks	$3,500.0	8.97	x	14.28	x
1/05/2004	Marconi NAA	AFC	240.0	1.25		1.31
11/12/2003	Latitiude	Cisco	64.5	1.48		1.76
2/18/2003	Allen Telecom	Andrew Corp.	867.4	1.31		1.53
1/21/2003	Allgon	LGP Telecom	91.0	0.50		0.58
6/24/2002	ONI Systems	Ciena	769.5	4.78		NA
5/20/2002	Unisphere	Juniper Networks	740.0	3.41		NA
5/20/2002	Spectrian	REMEC	78.2	0.57		0.75
2/19/2002	Celiant	Andrew Corp.	406.1	1.41		1.92
			Adjusted Average (2)	2.03	x	1.45	x
	AFC	Tellabs	$1,081.0	1.99	x	2.10	x

(1)	Multiple of forward revenues is based on publicly available estimates.

(2)	Adjusted Average represents the average multiple excluding the high and the low.

      Bear Stearns noted that none of the precedent mergers and acquisitions transactions above are identical to the merger. Bear Stearns further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of AFC versus the acquisition value of any other comparable company in general and the transactions above in particular.

      Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis on the projected cash flows of AFC for the fiscal years ending December 31, 2004 through December 31, 2008 using forecasts provided by the management of AFC. Bear Stearns used a range of discount rates (17.5% to 19.5%) and terminal EBITDA multiples (9.0x to 13.0x) based on its analysis of comparable companies.

      Based on the discounted cash flow analysis, Bear Stearns derived an implied AFC share price range of $16.80 to $20.58. Bear Stearns noted that the implied value of AFC common stock of $20.93 per share, based on the merger consideration of 1.55 shares of Tellabs common stock plus $7.00 in cash for each share of AFC common stock and based on the closing price of Tellabs common stock on May 14, 2004, was slightly higher than the high end of the range of implied values based on the discounted cash flow analysis.

      Preliminary Valuation of Estimated Synergies. Bear Stearns performed an illustrative valuation of the synergies based on the hypothetical capitalized value of estimated incremental cash flows assuming $33.6 million (estimated) and $50.5 million (estimated) of 2005 and 2006 EBIT synergies, respectively. Bear Stearns assumed a range of 2005 (estimated) multiples of 8.0x to 10.0x and a range of discount rates of 17.5% to 19.0%. Based on such assumptions, the present value of the synergies resulting from this analysis ranged from $297.2 million to $373.2 million, and based on AFC’s 24.9% pro forma ownership, projected benefits to AFC stockholders are $73.9 million to $92.9 million.

      Accretion/Dilution Analysis. Bear Stearns analyzed the pro forma financial effect of the merger on Tellabs’ estimated earnings per share for the fiscal years ending December 31, 2004 and December 31, 2005. Estimated data for AFC and Tellabs were based on financial projections and estimates of synergies provided by AFC and Tellabs management. Based on this analysis, the range of accretion/dilution for the merger in calendar year 2004 was between 1.5% dilutive (or $0.00 per share) with $0 in projected combination benefits to 24.9% accretive (or $0.07 per share) with $50 million in projected combination benefits. The range of accretion/dilution for the merger in the calendar year 2005 was between 5.4% dilutive (or $0.02 per share)

with $0 in projected combination benefits to 15.8% accretive (or $0.05 per share) with $50 million in projected benefits.

Other Considerations

      The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances. The opinion is, therefore, not necessarily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, market and other conditions as to the significance of each analysis and factor.

      AFC’s board of directors retained Bear Stearns based upon Bear Stearns’ qualifications, experience and expertise. Bear Stearns is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Bear Stearns has previously rendered investment banking services to AFC and has received customary fees for rendering these services. Since March 2003, Bear Stearns has earned approximately $1 million in connection with certain derivative transactions with AFC that are unrelated to the merger. In the ordinary course of its business, Bear Stearns may actively trade the equity securities of AFC and Tellabs for its own account and for the accounts of its customers and, accordingly, at any time may hold a long or short position in such securities.

      Pursuant to an engagement letter, AFC agreed to pay to Bear Stearns an advisory fee equal to 0.6% of the aggregate consideration (which includes both the cash portion and the equity portion of the merger consideration) paid directly or indirectly by Tellabs to AFC or its stockholders in connection with the merger, as calculated either on the date prior to the first public announcement of the merger, the date on which the merger agreement was signed or the date of completion of the merger, whichever is higher. The advisory fee, if calculated as of the date the merger agreement was signed, will be approximately $11.5 million. AFC is obligated to pay Bear Stearns $2 million of the advisory fee as a result of the delivery of Bear Stearns’ opinion to the AFC board of directors which will be credited against the total fee. The remainder of the advisory fee is to be paid upon completion of the merger. In addition, AFC agreed to reimburse Bear Stearns for reasonable out-of-pocket expenses incurred by Bear Stearns in connection with the merger, including the reasonable fees and disbursements to its legal counsel. AFC has also agreed to indemnify Bear Stearns against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

Accounting Treatment

      The merger will be accounted for as a purchase by Tellabs under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of AFC will be recorded, as of completion of the merger, at their respective fair values and added to those of Tellabs. The reported financial condition and results of operations of Tellabs issued after completion of the merger will reflect AFC’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of AFC. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Material U.S. Federal Income Tax Consequences of the Merger

General

      The following discussion sets forth the anticipated material U.S. federal income tax consequences of the exchange of shares of AFC common stock for shares of Tellabs common stock and cash pursuant to the merger. This discussion, insofar as it relates to U.S. federal income tax law and legal conclusions, represents the opinions of Sidley Austin Brown & Wood LLP, counsel to Tellabs, and Pillsbury Winthrop LLP, counsel to AFC. The opinions of counsel are based, in part, upon certain assumptions and upon certain written representations received from Tellabs, the Tellabs corporate subsidiary involved in the merger, the Tellabs limited liability company involved in the subsequent merger and AFC, which representations Sidley Austin Brown & Wood LLP and Pillsbury Winthrop LLP will assume to be true and correct.

      The following discussion is not binding on the Internal Revenue Service. It is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect.

      Generally, the following discussion does not address any aspects of (i) U.S. taxation other than U.S. federal income taxation, or (ii) any state, local, foreign or other taxation. Furthermore, this discussion does not address those AFC stockholders that do not hold their AFC common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all aspects of federal income taxation that might be relevant to a holder of AFC common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder that is not a citizen or resident of the U.S. for U.S. federal income tax purposes or otherwise not a U.S. person for such purposes;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-deferred or other retirement account;

•	a tax-exempt organization;

•	a broker or dealer in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that holds its AFC common stock as part of a hedge, appreciated financial position, straddle or conversion transaction;

•	a stockholder whose functional currency is not the U.S. dollar;

•	a person that is, or who holds its common stock through a partnership or other pass-through entity; or

•	a stockholder that acquired its AFC common stock pursuant to the exercise of an option or otherwise as compensation.

      Holders of AFC common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

U.S. Federal Income Tax Characterization of the Transactions Contemplated by the Merger Agreement

      It is a condition to the obligation of Tellabs to complete the merger that it receive an opinion, dated the closing date of the merger, from its counsel, Sidley Austin Brown & Wood LLP, and it is a condition to the obligation of AFC to complete the merger that it receive an opinion, dated the closing date of the merger, from its counsel, Pillsbury Winthrop LLP, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the closing date of the merger, for U.S. federal income tax purposes:

•	the merger and the subsequent merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	AFC and Tellabs will each be a party to that reorganization within the meaning of Section 368(b) of the Code; and

•	no gain or loss will be recognized by a holder of AFC common stock upon the exchange of a share of AFC common stock for shares of Tellabs common stock, except that gain will be recognized to the extent of cash received in exchange for shares of AFC common stock and except that gain or loss may be recognized with respect to any cash received in lieu of fractional shares of Tellabs common stock.

      The opinions described above will be based, in part, on customary factual assumptions and written factual representations that will be received from Tellabs and AFC, including those contained in the merger agreement and in certificates of officers of Tellabs and AFC, each of which must be accurate as of closing date of the merger. If any of those assumptions or representations is inaccurate as of the closing date of the merger, the U.S. federal income tax consequences of the merger could differ from those described in this joint proxy statement/ prospectus.

      Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position. No ruling has been or will be sought from the Internal Revenue Service on the tax consequences of the transaction. No assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below.

      The ability of counsel to render the opinions described above will depend upon the law and the facts existing at the effective time of the merger and subsequent merger. It is a condition to the obligation of each of Tellabs and AFC to complete the merger that it receive an opinion described above from its respective counsel, and therefore if either counsel is unable to render the opinion described above the merger will not occur unless Tellabs and/ or AFC, as the case may be, waives satisfaction of such condition to closing. For example, Tellabs and AFC may not be able to obtain opinions if, as a result of a dramatic change in the value of Tellabs common stock, the fair market value at the time of the merger of the shares of Tellabs common stock delivered is not sufficient to satisfy the “continuity of interest” requirement applicable to transactions intended to qualify as reorganizations under the Code (which generally will require that such fair market value equals at least 45% of the fair market value at the time of the merger of all outstanding shares of AFC common stock). If either counsel is unable to render the opinion but Tellabs and/ or AFC, as the case may be, waives satisfaction of such condition and the merger is completed, the merger may be fully taxable to AFC stockholders and possibly to AFC.

      Assuming the merger and subsequent merger, taken together, constitute a “reorganization” within the meaning of section 368(a) of the Code, the following will be the material United States federal income tax consequences of the transaction to an AFC stockholder:

Exchange for Tellabs Common Stock and Cash. An AFC stockholder exchanging all of its shares of common stock of AFC for a combination of shares of common stock of Tellabs and cash will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the shares of Tellabs common stock received in the merger over that stockholder’s adjusted tax basis in its AFC shares surrendered in the merger) and (2) the amount of cash received in the merger (excluding cash received instead of a fractional share). For this purpose, the amount of gain (or disallowed loss) must be calculated separately for each identifiable block of shares of common stock surrendered in the exchange, and a loss realized on one block of shares of common stock may not be used to offset a gain realized on another block of shares of common stock. AFC stockholders should consult their tax advisors regarding the manner in which cash and shares of Tellabs common stock received in the merger should be allocated among different blocks of shares of AFC common stock surrendered in the merger. Any recognized gain will generally be long-term capital gain if the stockholder’s holding period of the shares of AFC common stock surrendered is more than one year at the effective time of the merger. In addition, as described more fully below, AFC stockholders may recognize gain or loss on any fractional shares of Tellabs common stock for which cash is received.

Notwithstanding the above, if the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the stockholder’s ratable share of accumulated earnings and profits of AFC as calculated for U.S. federal income tax purposes. In general, the determination of whether the gain recognized in the merger will be treated as capital gain or dividend income will depend upon whether and to what extent the exchange in the merger reduces the AFC stockholder’s deemed percentage share ownership interest in Tellabs. For purposes of this determination, an AFC stockholder will be treated as if it first exchanged all of its shares of AFC common stock solely for Tellabs common stock and then Tellabs immediately redeemed a portion of such Tellabs common stock in exchange for the cash that the AFC stockholder actually received in the merger. The receipt of cash will generally not have the effect of a distribution of a dividend of an AFC stockholder if such receipt is, with respect to the AFC stockholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In determining whether the receipt of cash has the effect of a distribution of a dividend, the Code’s constructive ownership rules must be taken into account. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs will result in capital gain as opposed to dividend treatment. An AFC stockholder that might be subject to these rules should consult its tax advisor.

Tax Basis for Tellabs Common Stock. The aggregate tax basis of any shares of Tellabs common stock received in the merger by an AFC stockholder (including fractional shares of Tellabs common stock for which cash is received) will be equal to the aggregate adjusted tax basis of the shares of AFC common stock surrendered in the merger, reduced by the amount of any cash received by the stockholder in the merger (excluding any cash received instead of a fractional shares of Tellabs common stock) and increased by the amount of any gain recognized by the stockholder on the exchange (including any portion of the gain that is treated as a dividend under the rules described above but excluding any gain resulting from the receipt of cash instead of a fractional share).

The application of the foregoing rules is unclear in the case of an AFC stockholder who holds blocks of AFC common stock having different tax bases. Under current law, it is unsettled whether a stockholder’s tax basis of each share of Tellabs common stock should be determined by reference to the average of the aggregate basis of all shares of Tellabs common stock received (as determined under the foregoing rules) or instead by reference to the tax basis of the particular share of AFC common stock given in exchange for such share. Proposed regulations not yet effective as of the date of this joint proxy statement/prospectus generally adopt the latter approach. Under the rule adopted by the proposed regulations, an AFC stockholder who holds blocks of shares of AFC common stock having different tax bases would, as a result of the merger, hold shares of Tellabs common stock having different tax bases. AFC stockholders are urged to consult with their tax advisors regarding the application to them of the rules referred to in this paragraph.

Holding Period for Tellabs Common Stock. The holding period of any shares of Tellabs common stock received in the merger by an AFC stockholder (including fractional shares of Tellabs common stock for which cash is received) will include the holding period of the shares of AFC common stock surrendered in the merger.

Cash Received Instead of a Fractional Share. An AFC stockholder who receives cash instead of a fractional share of Tellabs common stock will generally be treated as having received a fractional share (with a tax basis and holding period determined under the foregoing rules) and then as having received cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in redemption of the fractional share and the portion of the stockholder’s aggregate adjusted tax basis allocable to the fractional share. Subject to the discussion above under the subheading “— Exchange for Tellabs Common Stock and Cash” regarding possible dividend treatment, this gain or loss generally will be long-term capital gain or loss if the holding period for the holder’s shares of AFC common stock is more than one year at the effective time of the merger.

Tax Treatment of the Entities. In general, as a result of the mergers, no gain or loss will be recognized for U.S. federal income tax purposes by Tellabs, AFC, the Tellabs corporate subsidiary involved in the merger or the Tellabs limited liability company subsidiary involved in the subsequent merger.

          Dissenting Stockholders

      AFC stockholders who perfect appraisal rights with respect to the merger as discussed under the heading “— Appraisal Rights for AFC Stockholders” beginning on page [●], and who receive cash in respect of their AFC shares generally will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares, unless the cash is treated as a dividend under the rules described above. Any capital gain or loss generally will be long-term capital gain or loss if the holding period for the holder’s AFC common stock is more than one year as of the date of the exchange.

          Information Reporting and Backup Withholding

      Holders of AFC common stock might be subject to backup withholding and information reporting. In general, proceeds from the disposition of AFC common stock in the merger will be subject to information reporting requirements and backup withholding tax in the case of any non-corporate AFC stockholder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its U.S. federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      Any amount withheld as backup withholding from payments to an exchanging AFC stockholder will be creditable against the stockholder’s U.S. federal income tax liability, provided that the stockholder timely furnishes the required information to the Internal Revenue Service. AFC stockholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

Regulatory Matters Relating to the Merger

      Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger cannot be completed until both Tellabs and AFC file a notification of the proposed transaction with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and the specified waiting periods have expired or been terminated. On June 21, 2004, Tellabs and AFC filed their notification and report forms pursuant to the Hart-Scott-Rodino Act. Unless otherwise terminated or extended by the Antitrust Division or the FTC, the waiting period will expire on July 20, 2004 at 11:59 p.m.

      At any time before the merger is completed, either the Antitrust Division, or the FTC could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Based upon an examination of information available relating to the businesses in which the companies are engaged, Tellabs and AFC believe that the completion of the merger will not violate U.S. or applicable foreign antitrust laws. However, Tellabs and AFC cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Tellabs and AFC will prevail.

      The merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Tellabs and AFC will use their reasonable best efforts to obtain any required regulatory clearances.

      There can be no assurance that the reviewing authorities will permit the applicable statutory waiting periods to expire or that the reviewing authorities will terminate the applicable statutory waiting periods at all or without restrictions or conditions that would have a material adverse effect on the combined company if the merger were completed. These restrictions and conditions could include mandatory licenses, sales or other dispositions of assets, divestitures, or the holding separate of assets, businesses or AFC capital stock.

Appraisal Rights for AFC Stockholders

      Under Delaware law, holders of AFC common stock who do not wish to accept the merger consideration may elect to have the fair value of their AFC common stock judicially determined and paid in cash, together with a fair rate of interest, if any. The valuation will exclude any element of value arising from the accomplishment or expectation of the merger. A stockholder may only exercise these appraisal rights by complying with the provisions of Section 262 of the Delaware General Corporation Law.

      Holders of Tellabs common stock are not entitled to appraisal rights in connection with the merger.

      The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law, and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this joint proxy statement/ prospectus as Appendix D. If you wish to exercise appraisal rights or wish to preserve your right to do so, you should carefully review Section 262 and are urged to consult a legal advisor.

      All references in Section 262 and in this summary to a “stockholder” are to the record holder of AFC common stock as to which appraisal rights are asserted. A person having a beneficial interest in AFC common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

      Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of AFC’s special meeting, AFC, not less than twenty days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/ prospectus constitutes notice to the AFC stockholders and the applicable statutory provisions of the Delaware General Corporation Law are attached as Appendix D to this joint proxy statement/ prospectus.

      If you wish to exercise the right to demand appraisal under Section 262 of the Delaware General Corporation Law you must satisfy each of the following conditions:

•	You must deliver to AFC a written demand for appraisal of your shares before the vote on the merger agreement at AFC’s special meeting. This demand will be sufficient if it reasonably informs AFC of your identity and that you intend by that writing to demand the appraisal of your shares. Voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any proxy you deliver or vote you cast in person.

•	You must not vote your shares of common stock in favor of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. Therefore, an AFC stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

•	You must continuously hold your shares from the date of making the demand through the completion of the merger. If you are the record holder of shares of AFC common stock on the date the written demand for appraisal is made but you thereafter transfer those shares prior to the completion of the merger, you will lose any right to appraisal in respect of those shares.

      Only a holder of record of shares of AFC common stock is entitled to demand an exercise of appraisal rights for those shares registered in that holder’s name. Therefore, demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as its name appears on the share transfer records of AFC.

      If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In that case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

      Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by such nominee.

      A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to:

Advanced Fibre Communications, Inc.

1465 North McDowell Boulevard
Petaluma, California 94954
Attention: Secretary

      Within ten days after the completion of the merger, Tellabs must send a notice as to the completion of the merger to each of AFC’s former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted to adopt the merger agreement. Within 120 days after the completion of the merger, but not after that date, either Tellabs or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of common stock held by all stockholders demanding appraisal of their shares. Tellabs is under no obligation to, and has no present intent to, file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that Tellabs will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Since Tellabs has no obligation to file a petition, the failure of affected stockholders to do so within the period specified could nullify any previous written demand for appraisal.

      Under the merger agreement, AFC has agreed to give Tellabs prompt notice of any written demand for fair value it receives. AFC will not, except with the prior written consent of Tellabs, voluntarily make any payment with respect to any demand for fair value or offer to settle, or settle or negotiate in respect of any such demands.

      Within 120 days after the completion of the merger, any stockholder that complies with the provisions of Section 262 to that point in time will be entitled to receive from Tellabs, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which AFC received demands for appraisal and the aggregate number of holders of those shares. Tellabs must mail this statement to the stockholder by the later of ten days after receipt of the request or ten days after expiration of the period for delivery of demands for appraisals under Section 262. As used in this paragraph and throughout the remainder of this section, references to Tellabs mean the limited liability company that survives the subsequent merger.

      A stockholder who timely files a petition for appraisal with the Delaware Court of Chancery must serve a copy upon Tellabs. Tellabs must, within 20 days, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and who have not reached agreements with it as to the value of their shares. After notice to stockholders as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold shares represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

      After determining which stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. However, costs do not include attorneys’ or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than the merger consideration they would be entitled to receive pursuant to the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

      In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

      Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, stockholders will be entitled to dividends or other distributions payable to holders of record shares as of a record date prior to the completion of the merger.

      Any stockholder may withdraw its demand for appraisal and accept the merger consideration by delivering to Tellabs a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than sixty days after the effectiveness of the merger will require written approval of Tellabs and no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If Tellabs does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

      Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, if you are an AFC stockholder and are considering exercising your appraisal rights under the Delaware General Corporation Law, you are urged to consult your own legal advisor.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

      This registration statement of which this joint proxy statement/ prospectus is a part does not cover any resales of the Tellabs common stock to be received by the stockholders of AFC upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/ prospectus in connection with any such resale.

      All shares of Tellabs common stock received by AFC stockholders pursuant to the merger will be freely transferable, except that shares of Tellabs common stock received by persons who are deemed to be “affiliates” of AFC under the Securities Act of 1933, as amended, at the time of the AFC special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of AFC for such purposes generally include individuals or entities that control, are controlled by or are under common control with, AFC, as the case may be, and include directors and certain executive officers of AFC. The merger agreement requires that AFC use reasonable best efforts to cause each affiliate to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Tellabs common stock issued to them pursuant to the merger in violation of the Securities Act of 1933, as amended, or the related SEC rules and regulations promulgated thereunder.

Nasdaq Quotation; Delisting and Deregistration of AFC Common Stock

      It is a condition to the merger that the shares of Tellabs common stock issuable pursuant to the merger be approved for quotation on the Nasdaq National Market, subject to official notice of issuance. If the merger is completed, AFC common stock will cease to be quoted on the Nasdaq National Market and its shares will be deregistered under the Securities Exchange Act of 1934, as amended.

Stockholder Lawsuit Challenging the Merger

      On June 1, 2004, a complaint was filed on behalf of a putative class of AFC stockholders against AFC, certain of its current officers and directors, and Tellabs, in the Court of Chancery in the State of Delaware in and for New Castle County. The complaint alleges that the individual defendants breached their fiduciary duties to AFC’s public stockholders by acting to cause or facilitate the merger of Tellabs and AFC for inadequate consideration, and that each of the defendants, including AFC and Tellabs, acted to aid and abet the alleged breaches of fiduciary duty. In particular, plaintiff alleges that the merger consideration for AFC’s public stockholders is unfair and inadequate because, according to the plaintiff, “(a) the intrinsic value of the stock of AFC is materially in excess of the $21.24 per share being proposed, giving due consideration to the possibilities of growth and profitability of AFC in light of its business, earnings and earnings power, present and future; (b) the $21.24 per share price is inadequate and offers an inadequate premium to the public shareholders of AFC; and (c) the $21.24 per share price is not the result of any structure[d] auction process by which AFC sought to obtain the best deal possible for its shareholders.” The plaintiff seeks to enjoin the merger, and if the merger is consummated, to rescind the transaction, and also asserts claims for unspecified compensatory and/or rescissory damages, and an award of costs, including attorneys’ fees. AFC and Tellabs believe that these claims are without merit and intend to vigorously defend themselves in this action.

INTERESTS OF AFC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

      Some of the directors and executive officers of AFC have interests in the merger that are different from, and may be in addition to, your interests as an AFC stockholder. The AFC board of directors was aware of and considered these interests when it considered and unanimously approved the merger agreement. These interests include the following:

Appointment of Directors and Executive Officers

      Pursuant to the merger agreement, Tellabs has agreed to appoint each of John A. Schofield, William L. Keever and Frank Ianna, all current members of the AFC board, to the board of directors of Tellabs following the merger. In addition, Tellabs has announced that it plans to appoint Mr. Schofield, AFC’s President, Chief Executive Officer and Chairman, as chief operating officer of Tellabs upon consummation of the merger.

Stock Options and Severance Agreements

      Substitution of Current AFC Options. The executive officers and directors of AFC have received grants of stock options under AFC’s various stock option plans. Pursuant to the terms of the applicable stock option plan and the merger agreement, each outstanding option to purchase shares of AFC common stock, including those held by AFC executive officers and directors, will be substituted with an option to acquire Tellabs common stock. For more detail on the conversion of the AFC stock options, see “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock.”

      Acceleration of Director Options. Upon consummation of the merger, and with the exception of stock options issued to Mr. Schofield, stock options issued to members of AFC’s board of directors under the Automatic Option Grant Program or Director Fee Option Grant Program of AFC’s 1996 Stock Incentive Plan will automatically vest and become fully exercisable. As of [●], 2004, these members of AFC’s board of directors collectively held [●] unvested options to acquire shares of AFC common stock.

      Executive Officer Stock Options. Existing agreements with the executive officers of AFC provide for accelerated vesting of their AFC stock options if, within 18 months following the merger, the executive officer’s employment is terminated for a reason other than misconduct or the executive officer resigns from AFC following any of the following events to which the officer does not consent:

•	a change in his or her position with the company which materially reduces his or her level of responsibility;

•	a reduction in his or her level of compensation (including base salary, fringe benefits and target bonus under any performance based bonus or incentive programs) by more than 15%; or

•	a relocation of his or her place of employment by more than 50 miles.

      All options which accelerate pursuant to these agreements will remain exercisable until the earlier of (1) the option’s expiration date, and (2) the one year anniversary of the officer’s termination or resignation.

      The merger constitutes a “change in control” under these agreements. As of [●], 2004, Mr. Schofield held [●], Keith E. Pratt, AFC’s Chief Financial Officer and Senior Vice President, Finance and Administration held [●], R. Leon Blackburn, AFC’s Vice President and Corporate Controller, held [●] and Jack L. Ermey, AFC’s Vice President, Global Sales, held [●] unvested options to acquire shares of AFC common stock.

Severance Agreement with John A. Schofield, AFC’s Chief Executive Officer, President and Chairman

      An existing severance agreement with Mr. Schofield provides for benefits to Mr. Schofield upon a “change in control,” including severance payments if, within 18 months following the change in control, his employment is terminated without cause or he resigns due to any of the following:

•	a reduction of his annual base salary by more than 10%;

•	a reduction in his level of compensation (including annual base salary, target bonus, fringe benefits and participation in any corporate-performance based bonus or incentive programs) by more than 10%;

•	the failure to provide him with employee benefit plans, programs and practices (including equity compensation plans) that are at least substantially similar in the aggregate (in terms of benefit levels and reward opportunities) to the employee benefit plans, programs, policies and practices in effect immediately prior to the change in control;

•	the diminution or reduction of his title, authority, position, duties or responsibilities;

•	his assignment to any position other than the position of chief executive officer of a corporation whose equity securities are regularly traded on a national securities exchange or the Nasdaq National Market; or

•	the relocation of his principal place of employment resulting in an increase in his commute by more than 50 miles.

The merger constitutes a “change of control” under Mr. Schofield’s severance agreement.

      Because Mr. Schofield will no longer be chief executive officer of a publicly traded company upon consummation of the merger, if Mr. Schofield is terminated without cause or he resigns within 18 months following the merger, Mr. Schofield will be entitled to a payment of 300% of his annual salary and target bonus, and Mr. Schofield and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 36 months (or until Mr. Schofield becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Schofield were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Schofield’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Schofield and his dependents.

Severance Agreements with Other Executive Officers

      Existing severance agreements with executive officers of AFC other than Mr. Schofield provide for benefits upon a “change in control,” including severance payments if, within 18 months following the change in control, such executive officer’s employment is terminated without cause or if the executive officer resigns due to any of the following:

•	a reduction of his or her annual base salary by more than 10%;

•	a reduction in his or her level of compensation (including annual base salary, target bonus, fringe benefits and participation in any corporate-performance based bonus or incentive programs) by more than 10%;

•	the failure to provide the executive officer with employee benefit plans, programs and practices (including equity compensation plans) that are at least substantially similar in the aggregate (in terms of benefit levels and reward opportunities) to the employee benefit plans, programs, policies and practices in effect immediately prior to the change in control;

•	the diminution or reduction of his or her title, authority, position, duties or responsibilities;

•	a requirement that the executive officer report to another officer or designee of the board of directors who is less senior than the officer to whom the executive officer reported prior to the change in control; or

•	a relocation of the executive officer’s principal place of employment resulting in an increase in his or her commute by more than 50 miles.

The merger constitutes a “change in control” under the severance agreements for each of AFC’s executive officers.

      For 18 months after consummation of the merger, if Mr. Pratt is terminated without cause or resigns from Tellabs following the events described above, Mr. Pratt will be entitled to a payment of 200% of his annual salary and target bonus, and Mr. Pratt and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 24 months (or until Mr. Pratt becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Pratt were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Pratt’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Pratt and his dependents.

      For 18 months after consummation of the merger, if Mr. Blackburn is terminated without cause or resigns from Tellabs following the events described above, he will be entitled to a payment of 100% of his annual salary and target bonus, and Mr. Blackburn and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 12 months (or until Mr. Blackburn becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Blackburn were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Blackburn’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Blackburn and his dependents.

      For 18 months after consummation of the merger, if Mr. Ermey is terminated without cause or resigns from Tellabs following the events described above, he will be entitled to a payment of 100% of his annual salary and target bonus, and Mr. Ermey and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 12 months (or until Mr. Ermey becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Ermey were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Ermey’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Ermey and his dependents.

Directors and Officers Indemnification and Insurance

      Subject to applicable law, Tellabs has agreed that for six years after completion of the merger, it will:

•	honor all obligations of AFC for indemnification and advance payment of expenses in favor of past and present officers and directors of AFC under AFC’s fifth amended and restated certificate of incorporation or by-laws or under indemnification agreements in effect on the date of the merger agreement with AFC’s past and present directors and officers;

•	(subject to certain limitations) indemnify, as if it were AFC, past and present AFC directors and officers for liabilities incurred defending any claim, action, suit or proceeding arising from their acts or omissions occurring prior to completion of the merger to the fullest extent permitted by the Delaware General Corporation Law, including the advancement of expenses so long as such person has provided an undertaking to repay such advances if it is ultimately determined that such expenses cannot be reimbursed under the Delaware General Corporation Law; and

•	maintain officers’ and directors’ liability insurance at least as favorable as AFC’s existing insurance so long as the annual premium for the insurance does not exceed 200% of the last annual premium that AFC paid prior to the date of the merger agreement. If the annual premium of AFC’s existing insurance policy exceeds the 200% limitation, Tellabs will maintain the maximum amount of coverage under a policy having the same deductible as is available for such 200% of AFC’s current annual premium.

      Tellabs also agreed to use its reasonable best efforts to cause AFC’s current officers’ and directors’ liability insurance to be extended by obtaining a six-year “tail” policy so long as the cost of obtaining such tail policy does not exceed $3 million and, if Tellabs is unable to obtain such tail policy, AFC will have the opportunity to obtain such tail policy so long as the cost of obtaining such tail policy does not exceed $3 million. The parties agreed that if the tail policy is obtained by Tellabs or AFC, Tellabs’ obligations described under the third bullet point above are deemed fulfilled.

Cash-out of Accrued Sabbatical Benefits

      AFC currently maintains a sabbatical program which provides executive officers and other employees with six weeks paid time off after five years of continuous full-time employment with AFC. Upon consummation of the merger, the sabbatical program will terminate and, in lieu of the benefits otherwise provided under the sabbatical program, Tellabs will make a cash payment to the employees based on their accrued years of eligibility service, up to a maximum payment of six times the employee’s weekly rate of base pay. Employees with five or more accrued years of eligibility will receive a payment in an amount equal to six times such employee’s weekly rate of base pay no later than 30 days after the consummation of the merger. Employees with less than five accrued years of eligibility will receive a cash payment in an amount equal to the product of (i) six times the employee’s weekly rate of base pay and (ii) a fraction, the denominator of which is 60 and the numerator of which is the number of months of eligibility service credited to such employee under the sabbatical program immediately prior to the merger, rounded up to the nearest whole month. These employees will receive their payments 30 days after such employee’s continuous employment by Tellabs through the 12-month anniversary of the merger or the termination of such employment prior to the 12-month anniversary of the merger due to an involuntary termination by Tellabs (other than as a result of death, disability or for cause) or a resignation by such employee for certain reasons, which in the case of the executive officers include the reasons described under “— Severance Agreements with Other Executive Officers.”

Retention Benefit Payments

      Prior to the consummation of the merger, AFC plans to implement a retention plan for the benefit of employees selected mutually by AFC and Tellabs. This plan will provide for the payment of retention benefits to such employees in an aggregate amount not to exceed $3.65 million and payable 12 months after the consummation of the merger or at such earlier time and subject to such other terms as AFC and Tellabs may mutually agree. If mutually selected by AFC and Tellabs, executive officers of AFC may receive payments under this retention plan.

Cash Bonus Payments

      The merger agreement provides that Tellabs will pay cash bonuses earned under the terms of AFC’s Management Incentive Plan (the “MIP”) for the year ending December 31, 2004 to eligible persons employed by AFC or its subsidiaries immediately before the consummation of the merger. Bonuses under the MIP are equal to a percentage of base salary and are based upon the attainment of applicable performance goals over a quarterly or annual performance period. Any employee whose employment terminates prior to December 31, 2004 either involuntarily by Tellabs (other than as a result of death, disability or for cause) or voluntarily by the employee for certain reasons, which in the case of the executive officers include the reasons described under the heading “— Severance Agreements with Other Executive Officers,” will be entitled to:

•	a prorated bonus for the quarter during which the employee’s employment terminates, based on the employee’s period of employment during that quarter;

•	the bonus earned for any prior quarter during 2004 but not yet paid; and

•	a prorated annual bonus, based on the employee’s total period of employment during 2004.

      In each case, the prorated bonuses will be based on the employee’s annualized base salary and the achievement of actual performance goals during the applicable performance period.

THE MERGER AGREEMENT

      The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this joint proxy statement/ prospectus and incorporated by reference. All stockholders of Tellabs and AFC are urged to read the merger agreement carefully and in its entirety.

General

      The merger agreement provides for the merger of a newly formed, wholly owned subsidiary of Tellabs with and into AFC, with AFC continuing as the surviving corporation. Immediately following the merger, the subsequent merger will occur in which the surviving corporation of the merger will merge with and into a newly formed limited liability company wholly owned by Tellabs.

Closing Matters

      Closing. Unless the parties agree otherwise, the closing of the merger will take place not later than the second business day after all closing conditions have been satisfied or waived. See “The Merger Agreement — Conditions” below for a more complete description of the conditions that must be satisfied or waived prior to closing. The closing of the subsequent merger will occur on the same day as the closing of the merger.

      Completion of the Merger and Subsequent Merger. As soon as practicable after the satisfaction or waiver of the conditions to the merger, Tellabs and AFC will file a certificate of merger with the Delaware Secretary of State in accordance with the relevant provisions of the Delaware General Corporation Law and make all other required filings or recordings. The merger will become effective when the certificate of merger is filed or at such later time as Tellabs and AFC agree and specify in the certificate of merger. Immediately following the effective time of the merger, Tellabs will file a certificate of merger with the Delaware Secretary of State to effect the subsequent merger.

      We currently expect that the merger and the subsequent merger will be completed during the second half of 2004. However, we cannot predict the actual timing.

Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock

      The merger agreement provides that, at the completion of the merger:

•	Each share of AFC common stock issued and outstanding immediately prior to the completion of the merger, but excluding shares of AFC common stock owned by Tellabs, AFC or any of their respective subsidiaries and shares for which appraisal rights have been perfected, will be converted into the right to receive:

•	1.55 shares of Tellabs common stock; and

•	$7.00 in cash, without interest.

•	Each outstanding option to purchase shares of AFC common stock granted under the AFC 1996 Stock Incentive Plan, the AFC 1993 Stock Option/ Stock Issuance Plan, as amended, or the AccessLan Communications, Inc. 1997 Stock Plan, will be assumed by Tellabs and substituted with an option to purchase shares of Tellabs common stock. The number of shares of Tellabs common stock subject to a substitute Tellabs option will equal the number of shares of AFC common stock subject to the AFC option immediately prior to the merger, multiplied by the option exchange ratio, rounded down to the nearest whole share. The per share exercise price for the substitute Tellabs option will equal the exercise price of the AFC option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The option exchange ratio is equal to 1.55 plus the fraction obtained by dividing $7.00 by the average per share last reported sale price of Tellabs common stock over the ten trading days preceding the closing date of the merger. Substitute Tellabs options will be exercisable under the same terms and conditions that applied immediately prior to the closing of the merger, after giving effect to any acceleration of exercisability that occurs as a result of the merger.

•	All restrictions on shares of AFC common stock held by employees of AFC or its subsidiaries immediately prior to the merger, including all repurchase and forfeiture rights, will be assigned to Tellabs, and the shares of Tellabs common stock issued and the cash paid upon the conversion of such restricted shares in the merger will continue to be unvested and subject to the same restrictions which applied immediately prior to the merger, after giving effect to any acceleration, lapse or other vesting occurring by operation of the merger.

Exchange of Certificates Pursuant to the Merger

      Before the closing of the merger, Tellabs will appoint Computer Share Services LLC, or another entity selected by Tellabs (which must be reasonably acceptable to AFC), as exchange agent to handle the exchange of AFC stock certificates for the certificates representing shares of Tellabs common stock and the cash portion of the merger consideration and all cash and property to which AFC stockholders may be entitled relating to dividends and distributions or cash in lieu of fractional shares. As soon as practicable after the closing of the merger, the exchange agent will send a letter of transmittal to each former AFC stockholder who holds one or more stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering AFC stock certificates. You should not return stock certificates with the enclosed proxy card.

      AFC stockholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive the cash portion of the merger consideration and a certificate representing that number of shares of Tellabs common stock into which their shares of AFC common stock were converted pursuant to the merger.

      After the merger, each certificate that previously represented shares of AFC common stock with respect to which appraisal rights have not been perfected will only represent the right to receive:

•	the cash portion of the merger consideration and certificates representing the shares of Tellabs common stock into which those shares of AFC common stock have been converted;

•	cash in lieu of any fractional share of Tellabs common stock; and

•	dividends or other distributions, if any, of Tellabs common stock which AFC stockholders are entitled to under the terms of the merger agreement.

      Tellabs will not pay dividends declared with a record date after the completion of the merger to any holder of any AFC stock certificates until the holder surrenders AFC stock certificates. However, once those certificates are surrendered, Tellabs will pay to the holder, without interest, any dividends that have been declared and paid after the closing date of the merger on the shares into which those AFC shares have been converted.

Fractional Shares

      No fractional shares of Tellabs common stock will be issued pursuant to the merger. Instead, the exchange agent will pay each of those AFC stockholders who would have otherwise been entitled to a fractional share of Tellabs common stock an amount in cash determined by multiplying the last reported sale price per share of Tellabs common stock on the Nasdaq National Market on the date of the completion of the merger by the fractional interest of a share of Tellabs common stock to which such holder would otherwise be entitled.

Listing of Tellabs Stock

      Tellabs has agreed to use its reasonable best efforts to, prior to the closing date of the merger, cause the shares of Tellabs common stock to be issued pursuant to the merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance. Tellabs’ symbol “TLAB” will be used for the shares, assuming the listing application is approved. Approval for quotation on the Nasdaq National Market of the shares of Tellabs common stock issuable to AFC stockholders pursuant to the merger, subject only to official notice of issuance, is a condition to the obligations of Tellabs and AFC to complete the merger.

Covenants

      We have each undertaken certain covenants in the merger agreement concerning the conduct of our respective businesses from the date the merger agreement was signed until the earlier of the date of the completion of the merger and the date of the termination of the merger agreement. The following summarizes the more significant of these covenants:

      No Solicitation. AFC has agreed that AFC and its subsidiaries will not, and will not permit their respective officers, directors, employees, advisors or representatives to:

•	solicit, initiate or knowingly encourage the submission of a “takeover proposal” of the type described below;

•	enter into any letter of intent or agreement with respect to a takeover proposal;

•	participate in any discussions or negotiations regarding, or furnish to any third party any information with respect to a takeover proposal; or

•	take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal.

      Under the merger agreement, AFC agreed to cease all existing activities, discussions or negotiations as of the date of the merger agreement with any third parties with respect to any takeover proposal. AFC also agreed to notify Tellabs within 48 hours if it receives a takeover proposal or any inquiry with respect to or which could lead to a takeover proposal and to inform Tellabs of the proposed terms and conditions of any such proposal and the identity of the party making such proposal. AFC has further agreed to keep Tellabs informed of the status and details of any takeover proposal or inquiry. AFC also agreed to enforce all standstill agreements to which it or any of its subsidiaries is a party except to the extent that in the good faith judgment of the board of directors of AFC, after consultation with AFC’s outside counsel, such enforcement would violate the board’s fiduciary duties to AFC’s stockholders.

      However, AFC is permitted to participate in negotiations with, and furnish information (including non-public information) with respect to AFC to, a third party making an unsolicited bona fide written takeover proposal, if:

•	in the good faith judgment of the board of directors, after consultation with AFC’s outside financial advisors, the takeover proposal is, or is reasonably likely to result in a “superior proposal” of the type described below;

•	prior to furnishing any information (including non-public information) to a third party making such a takeover proposal, the third party first signs a confidentiality agreement with AFC containing confidentiality provisions no more favorable to the third party than those in the confidentiality agreement between Tellabs and AFC and AFC gives Tellabs 24 hours advance written notice of the identity of the third party and the proposed terms and conditions of such takeover proposal;.

•	AFC has provided (or contemporaneously provides) Tellabs with a copy of all written materials delivered to the third party making the takeover proposal; and

•	AFC has fully complied with the requirements described above under the heading “— No Solicitation.”

      Additionally, the provision described above will not restrict AFC from complying with Rules 14d-9 or 14e-2 under the Exchange Act.

      A “takeover proposal” means any inquiry, offer or proposal by any third party (other than Tellabs and its affiliates) relating to any transaction or series of related transactions involving:

•	any acquisition or purchase from AFC by any third party of more than a 15% interest in the total outstanding voting securities of AFC or any of its subsidiaries;

•	any tender offer or exchange offer that if consummated would result in any third party beneficially owning 15% or more of the total outstanding voting securities of AFC or any of its subsidiaries;

•	any merger, consolidation, business combination or similar transaction involving AFC pursuant to which the stockholders of AFC immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of AFC and its subsidiaries, taken as a whole; or

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of AFC.

      A “superior proposal” means any bona fide binding written proposal by any third party reasonably capable of being consummated in the good faith judgment of AFC’s board of directors to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business consolidation:

•	more than 50% of the outstanding voting securities of AFC; or

•	all or substantially all the assets of AFC and its subsidiaries, taken as a whole,

and otherwise on terms that in the reasonable good faith judgment of AFC’s board of directors, after consultation with AFC’s outside financial advisors, would, if consummated, result in a transaction more favorable to AFC’s stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account the terms and conditions of such proposal and the merger agreement (including any proposal to amend the merger agreement).

      Board of Directors’ Covenant to Recommend. AFC has agreed that its board of directors will recommend the adoption of the merger agreement to AFC stockholders and neither such board of directors nor a committee thereof will withdraw, qualify, amend or modify in a manner adverse to Tellabs such recommendation or AFC’s board of directors declaration that the merger agreement and the merger are advisable, fair to and in the best interest of AFC and its stockholders except if:

•	AFC has complied with the no solicitation requirements described above under the heading “— No Solicitation”; and

•	in the good faith judgment of AFC’s board of directors, after consultation with AFC’s outside counsel, failure to so withdraw, qualify, amend or modify its recommendation would violate the fiduciary duties of AFC’s board of directors under applicable law.

      Even if AFC’s board of directors withdraws, qualifies, amends or modifies its recommendation of the merger agreement and the merger, AFC is still required to submit the merger agreement at the special meeting of its stockholders for consideration.

      Similarly, Tellabs has agreed that its board of directors will recommend the issuance of shares of Tellabs common stock as contemplated by the merger agreement and neither such board of directors nor a committee thereof will withdraw, qualify, amend or modify in a manner adverse to AFC such recommendation or the Tellabs’ board of directors declaration that the merger agreement and merger are advisable, fair to and in the best interest of Tellabs and its stockholders except if, in the good faith judgment of Tellabs’ board of directors, after consultation with Tellabs’ outside counsel, failure to so withdraw, qualify, amend or modify its recommendation would violate the fiduciary duties of Tellabs’ board of directors under applicable law.

      Even if Tellabs’ board of directors withdraws, qualifies, amends or modifies its recommendation of the merger agreement and the merger, Tellabs is still required to submit the share issuance at the special meeting of its stockholders for consideration.

      Operations of Tellabs and AFC Pending Closing. As explained below, we have each undertaken a separate covenant that places restrictions on ourselves and our respective subsidiaries until either the completion of the merger or the termination of the merger agreement.

      Restrictions on Tellabs’ Business Pending Closing. Tellabs has agreed, subject to certain exceptions, that, without the prior written consent of AFC (which consent will not be unreasonably withheld, conditioned or delayed), it will not and will not permit any of its subsidiaries to:

•	declare, set aside, pay any dividends on, or make any actual, constructive or deemed distributions in respect of, any capital stock of Tellabs;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of Tellabs or any subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities (other than pursuant to any contracts in existence on the date of the merger agreement or pursuant to any Tellabs stock purchase plan);

•	amend Tellabs’ certificate of incorporation or by-laws;

•	acquire or agree to acquire a substantial portion of the assets of or equity in any entity other than acquisitions in which the fair market value of the total consideration (including the value of indebtedness assumed) does not exceed $100 million in the aggregate and would not prevent or delay the merger beyond November 19, 2004;

•	adopt a plan or agreement of complete or partial liquidation or dissolution of Tellabs;

•	sell or transfer all or substantially all of the assets of Tellabs and its subsidiaries, taken as a whole;

•	increase the size of Tellabs’ board of directors above 13 directors; or

•	authorize or announce any intention to do any of the foregoing or enter into any contract to do any of the foregoing.

      Restrictions on AFC’s Business Pending Closing. In general, until either the closing of the merger or the termination of the merger agreement, AFC and its subsidiaries are required to carry on their businesses in all material respects in the ordinary course as currently conducted and to use reasonable best efforts to preserve their business organization intact, keep available the services of their current officers and employees and preserve their relations with their customers, suppliers and others having ongoing business relationships with them to the end that their good will and ongoing business be unimpaired at the effective time of the merger. AFC also has agreed that (except as expressly contemplated by the merger agreement), without the prior written consent of Tellabs (which consent will not be unreasonably withheld, conditioned or delayed), it will not and will not permit any of its subsidiaries to:

•	declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from wholly owned subsidiaries of AFC;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of AFC or any subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

•	issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities other than (1) the issuance of shares of AFC common stock upon the exercise of stock options outstanding as of the date of the merger agreement or options that are granted in accordance with the merger agreement; (2) the issuance of shares of common stock pursuant to AFC’s stock purchase plan in accordance with its current terms; (3) additional options to acquire shares of AFC common stock granted under the terms of any AFC stock option plan as in effect as of the date of the merger agreement in the ordinary course of business consistent with past practice and which stock options have an exercise or purchase price at least equal to the fair market value of the AFC common stock on the date of grant, do not exceed the number of shares permitted by the merger agreement and, in the case of grants to new hires, do not accelerate in connection with the merger, including by reason of any subsequent termination of employment or service; (4) transfers or issuances of shares of any subsidiary of AFC to AFC or any of its wholly-owned subsidiaries; and (5) where required by applicable law, issuances of director qualifying shares in jurisdictions other than the United States;

•	amend its certificate of incorporation or bylaws or other comparable organizational documents;

•	acquire or agree to acquire a substantial portion of the assets of or equity in any business or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business and not material to AFC and its subsidiaries, taken as a whole;

•	sell, transfer, lease, license (as licensor), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets other than sales, leases or licenses of inventory, products or services or licenses of associated intellectual property rights, in the ordinary course of business and not material to AFC and its subsidiaries, taken as a whole;

•	incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any individual or entity other than (1) indebtedness existing solely between AFC and its wholly owned subsidiaries or between any of such wholly owned subsidiaries; (2) additional letters of credit under AFC’s existing facility not exceeding $5 million; (3) refinancings, refundings or replacements of indebtedness in existence as of the date of the merger agreement, provided that the outstanding principal amount is not thereby increased; (4) relocation loans and advances of travel, relocation and other business expenses to employees, in each case, in the ordinary course of business and consistent with past practice; and (5) indemnification advances to directors and officers pursuant to applicable law, AFC’s by-laws, and/or indemnification agreements existing as of the date of the merger agreement;

•	merge, liquidate, reorganize or restructure or otherwise alter in any fashion the corporate structure of AFC or any of its subsidiaries;

•	enter into, adopt or amend any severance plan, benefit plan or material consulting contract, except as required by law, other than any severance contract with non-officer employees involving payments to any such employee not in excess of $100,000 individually (or $200,000 individually with respect to officers) or $1 million in the aggregate with respect to all employees (including officers) so long as, in each case, such severance contract is in the ordinary course of business consistent with past practice and contains a customary release from such employee to the benefit of AFC and its subsidiaries;

•	increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of AFC or any of its subsidiaries who are not officers of AFC), other than as required by law, or a contract or benefit plan of AFC that existed on the date of the merger agreement, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee, other than the retention plan described under “— Employee Matters”;

•	knowingly violate or knowingly fail to perform any obligation imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

•	make or adopt any change in accounting methods, practices or practices, other than as may be required by a change in generally accepted accounting principles, or under SEC rules, regulations or requirements and requirements communicated to AFC by its independent auditors;

•	prepare or file any tax return in a manner that is materially inconsistent with past practice or, on any such tax return, take any material position, make any material election or adopt any material method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, except for any tax return prepared or filed consistent with any private letter ruling received by AFC from the IRS after the date of the merger agreement;

•	settle or compromise any material federal, state, local or foreign income tax liability, except for any settlement or compromise consistent with any private letter ruling received by AFC from the IRS after the date of the merger agreement;

•	enter into any material contract outside of the ordinary course of business or certain “material contracts” set forth in Item 601(b)(10) of Regulation S-K, any contract to provide source code to any third party that is material to AFC, any material contract to license any third party to use, manufacture or reproduce any AFC product or service or intellectual property right, any material contract to provide indemnification or amend or terminate certain material contracts unless such amendment or termination is in the ordinary course of business and would not be materially adverse to AFC or any of its subsidiaries;

•	enter into any contract (1) that would, after the completion of the merger, restrict Tellabs or any of its subsidiaries (including AFC and its subsidiaries) with respect to engaging in any line of business or conducting business in any geographical area; (2) that obligates AFC or any of its affiliates (including Tellabs or any of its subsidiaries after the merger) to extend most favored nation pricing to any person other than contracts with such provisions that are entered into in the ordinary course of business; or (3) that imposes obligations on AFC or any of its affiliates (including Tellabs or any of its subsidiaries after the merger) with respect to non-solicitation of customers or suppliers or imposes exclusivity obligations on AFC or any of its affiliates (including Tellabs or any of its subsidiaries after the merger) with respect to any customer or supplier;

•	make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $1 million or, in the aggregate, are in excess of $10 million;

•	waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice;

•	initiate any material litigation or arbitration proceeding or settle or compromise any material litigation or arbitration proceeding or initiate, settle or compromise any claim involving intellectual property; or

•	authorize or announce an intention to do any of the foregoing or enter into any contract to do any of the foregoing.

      Reasonable Best Efforts Covenant. We have each agreed to cooperate with each other and to use our (and cause our respective subsidiaries to use) reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable, including obtaining as promptly as practicable all necessary regulatory approvals.

      We also have agreed to use our reasonable best efforts to avoid the institution of any governmental actions or proceedings to prohibit the merger, to defend any actions or proceedings to prohibit the merger and to vacate or reverse any stay or temporary restraining order that is in effect that prohibits, prevents, delays or restricts completion of the merger. However, neither Tellabs nor any of its affiliates will be required to divest or hold separate or otherwise take any action or commit to take any action that limits its freedom with respect to its or AFC’s business unless such actions would not, individually or in the aggregate, reasonably be expected to materially impair the benefits sought to be derived by Tellabs from the merger or have a material adverse effect on Tellabs, and AFC will not take any such action without Tellabs’ prior written consent.

      Employee Matters. In the merger agreement, Tellabs has agreed that, following the merger, it will:

•	honor all AFC benefit plans and all employment, severance and change in control agreements entered into by AFC prior to the date of the merger agreement;

•	until December 31, 2004, allow employees of AFC and its subsidiaries to continue to participate in all welfare plans and pension plans as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which are maintained by AFC and in effect immediately prior to the date of the merger agreement;

•	until December 31, 2004, provide benefits other than those described in the preceding bullet point to employees of AFC and its subsidiaries which in the aggregate are substantially comparable to such benefits provided by AFC immediately prior to the merger;

•	after December 31, 2004, allow employees of AFC and its subsidiaries to participate in Tellabs’ benefit plans on the same terms as such plans and arrangements are generally offered to employees of Tellabs and its subsidiaries in comparable positions;

•	recognize prior service of employees with AFC and its subsidiaries or their predecessors (to the extent recognized under the analogous AFC benefit plans) as service with Tellabs and its subsidiaries for purposes of eligibility and vesting (but not benefit accrual) under any Tellabs benefit plan that is a pension plan;

•	to the extent any employee of AFC becomes eligible to participate in a Tellabs benefit plan that is a “welfare plan,” waive certain pre-existing conditions and waiting periods applicable to such employee and his or her eligible dependents under such Tellabs benefit plan and provide such employee and his or her eligible dependents with credit for amounts paid toward co-payments and deductibles under an analogous AFC benefit plan;

•	preserve the rate of vacation accrued by employees of AFC and its subsidiaries as of the closing date of the merger;

•	terminate AFC’s employee sabbatical program maintained by AFC and, in lieu of the benefits provided thereunder, and subject to the terms of the agreement, make cash payments to employees who are eligible to participate in the sabbatical program as of the date of the merger agreement;

•	maintain AFC’s change-in-control severance plan, as in effect on the date of the merger agreement, for a period not less than six months after the closing date of the merger, and maintain the severance plan and agreements applicable to former employees of NAA through December 31, 2004; and

•	pay cash bonuses under the terms of AFC’s management incentive plan for the year ending December 31, 2004, and each of the quarters ending therein, to those persons employed by AFC or its subsidiaries immediately before the date of the merger agreement and who are eligible thereunder.

      We also have agreed that AFC may implement a retention plan for the benefit of certain AFC employees mutually selected by AFC and Tellabs, which will provide for the payment of retention benefits to such employees in an aggregate amount not to exceed $3.65 million and be payable 12 months after the date of the merger agreement, or at such earlier time and subject to such other terms upon which AFC and Tellabs will mutually agree.

      Indemnification and Insurance. Subject to applicable law, Tellabs has agreed that for six years after completion of the merger, it will:

•	honor all obligations of AFC for indemnification and advance payment of expenses in favor of past and present officers and directors of AFC under AFC’s fifth amended and restated certificate of incorporation or by-laws or under indemnification agreements in effect on the date of the merger agreement with AFC’s past and present directors and officers;

•	(subject to certain limitations) indemnify, as if it were AFC, past and present AFC directors and officers for liabilities incurred defending any claim, action, suit or proceeding arising from their acts or omissions occurring prior to completion of the merger to the fullest extent permitted by the Delaware General Corporation Law, including the advancement of expenses so long as such person has provided an undertaking to repay such advances if it is ultimately determined that such expenses cannot be reimbursed under the Delaware General Corporation Law; and

•	maintain officers’ and directors’ liability insurance at least as favorable as AFC’s existing insurance so long as the annual premium for the insurance does not exceed 200% of the last annual premium that AFC paid prior to the date of the merger agreement. If the annual premium of AFC’s existing insurance policy exceeds the 200% limitation, Tellabs will maintain the maximum amount of coverage under a policy having the same deductible as is available for such 200% of AFC’s current annual premium.

      Tellabs also agreed to use its reasonable best efforts to cause AFC’s current officers’ and directors’ liability insurance to be extended by obtaining a six-year “tail” policy so long as the cost of obtaining such tail policy does not exceed $3 million and, if Tellabs is unable to obtain such tail policy, AFC will have the opportunity to obtain such tail policy so long as the cost of obtaining such tail policy does not exceed $3 million. The parties agreed that if the tail policy is obtained by Tellabs or AFC, Tellabs’ obligations described under the third bullet point above are deemed fulfilled.

Other Covenants and Agreements

      Expenses. We have each agreed to pay our own costs and expenses incurred in connection with the merger and the merger agreement, with the exception that we will each pay 50% of any expenses incurred in connection with the parties’ filing under the Hart-Scott-Rodino Act and printing and filing with the SEC the registration statement of which this joint proxy statement/ prospectus forms a part.

      Election to Tellabs Board of Directors. Tellabs has agreed that immediately after completion of the merger, it will appoint to its board of directors John A. Schofield, William L. Keever and Frank Ianna, or such other three persons to be agreed upon by Tellabs and AFC, as a Class I director, a Class II director and a Class III director, respectively.

      Other Covenants. The merger agreement contains certain other covenants, including covenants relating to public announcements and employee communications, access to information, state takeover laws and tax matters.

Representations and Warranties

      The merger agreement contains customary representations and warranties, generally qualified by material adverse effect, made by each of us to the other. The representations and warranties relate to:

•	corporate existence, qualification to conduct business and corporate standing and power;

•	capital structure;

•	ownership of subsidiaries;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement;

•	absence of a breach of the certificate of incorporation, by-laws, law or material agreements as a result of the merger;

•	filings with the SEC;

•	absence of certain changes or events;

•	information supplied for use in this joint proxy statement/ prospectus;

•	compliance with laws;

•	tax matters;

•	litigation;

•	contracts;

•	employee benefit plans;

•	environmental and worker safety matters;

•	labor matters;

•	intellectual property;

•	required stockholder votes;

•	opinions of financial advisors;

•	inapplicability of anti-takeover statutes;

•	payment of fees to finders or brokers in connection with the merger agreement; and

•	stockholder rights agreement.

      The merger agreement also contains certain representations and warranties of Tellabs with respect to its wholly owned merger subsidiary, including corporate authorization, absence of a breach of the certificate of incorporation or the by-laws, and capitalization.

      As used in the merger agreement, the term “material adverse effect” or “material adverse change” means with respect to either Tellabs or AFC, as applicable, any event, effect, change or development that, individually or when taken together with all other events, effects, changes or developments, is or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of such company and its subsidiaries, taken as a whole. However, to the extent any event, effect, change or development is caused by or results from any of the following, it will not be taken into account in determining whether there has been (or would reasonably be expected to be) a “material adverse effect” or “material adverse change”:

•	the fact that Tellabs (as opposed to any other person) is a party to the merger agreement with respect to a material adverse effect on AFC or the fact that AFC (as opposed to any other person) is a party to the merger agreement with respect to a material adverse effect on Tellabs;

•	compliance by Tellabs or AFC with their respective covenants contained in the merger agreement;

•	factors affecting the industry in which AFC or Tellabs, as the case may be, operates generally or affecting the economy or financial markets as a whole, except to the extent Tellabs or AFC, as the case may be, is materially affected in a disproportionate manner as compared to other comparable companies in the industry;

•	changes in any applicable law, ordinance, administrative or governmental rule or regulation after the date of the merger agreement; and

•	any failure by Tellabs or AFC, as the case may be, to meet analysts revenue or earnings projections, in and of itself, or the trading price of AFC common stock or Tellabs common stock, as the case may be, in and of itself (however, the facts or occurrences giving rise or contributing to the effect, change or development which affects or otherwise relates to the failure to meet analysts revenue or earnings projections or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse change or material adverse effect).

Conditions

      Our respective obligations to complete the merger are subject to the satisfaction or the waiver of the following conditions:

•	the adoption of the merger agreement by AFC stockholders and the approval by the Tellabs stockholders of the issuance of shares of Tellabs common stock as contemplated by the merger agreement;

•	the approval for quotation by the Nasdaq National Market of the Tellabs common stock to be issued pursuant to the merger, subject to official notice of issuance;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act;

•	the absence of any law, judgment, injunction or other order by a governmental entity that is in effect prohibiting completion of the merger and the absence of any proceeding by any governmental entity seeking such an order;

•	the SEC having declared effective the Tellabs registration statement, of which this joint proxy statement/prospectus forms a part, and the absence of a stop order issued by the SEC or initiated or threatened by the SEC seeking to suspend the effectiveness of the Tellabs registration statement;

•	the making of all necessary blue sky securities filings; and

•	the receipt of all other governmental and regulatory consents, registrations, approvals, permits and authorizations necessary for the merger if failure to obtain those consents or approvals would have the effect of making the merger illegal or would have a material adverse effect on Tellabs, after giving effect to the merger.

      In addition, individually, our respective obligations to effect the merger are subject to the satisfaction or the waiver of the following additional conditions:

•	the other party having performed in all material respects all agreements required to be performed by it under the merger agreement;

•	the representations and warranties of the other party with respect to capital structure and authority, the registration statement and joint proxy, the party’s stockholders required vote, and, in the case of Tellabs, the operations of Chardonnay Merger Corp., and, in the case of AFC, certain agreements, anti-takeover laws and rights agreement, contained in the merger agreement being true and correct in all material respects, as of the date of the merger agreement and as of the closing date of the merger as if they were made as of that date except to the extent that the representation or warranty speaks as of another date;

•	the representations and warranties of the other party (other than the representations and warranties specifically enumerated in the preceding bullet point) being true and correct unless the inaccuracies (without giving effect to any materiality or material adverse effect qualifications or exceptions) in respect of those representations and warranties, taking all the inaccuracies in respect of those representations and warranties together in their entirety, do not result in a material adverse effect on the other party, as of the date of the merger agreement and as of the closing date of the merger as if they were made on that date, except to the extent that the representation or warranty speaks as of another date;

•	the receipt of an opinion of the party’s counsel which provides that, for U.S. federal income tax purposes, (i) the merger and the subsequent merger (defined above in “Summary — The Merger”), taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, (ii) AFC and Tellabs will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by a holder of AFC common stock upon the exchange of a share of AFC common stock for shares of Tellabs common stock, except that gain will be recognized to the extent of cash received in exchange for shares of AFC common stock and except that gain or loss may be recognized with respect to any cash received in lieu of fractional shares of Tellabs common stock; and

•	the absence of any material adverse effect having occurred to the other party since the date of the merger agreement.

      Tellabs’ obligation to complete the merger is subject to the following additional conditions:

•	the rights under AFC’s rights agreement will not have become redeemable, exercisable, distributed or triggered; and

•	no more than 10% of the outstanding shares of AFC common stock will have demanded appraisal rights.

Termination of Merger Agreement

      Right to Terminate. The merger agreement may be terminated at any time prior to the completion of the merger in any of the following ways:

•	by our mutual written consent;

•	by either one of us:

–	if the merger has not been completed by November 19, 2004 or, if the condition to closing relating to antitrust approval of the merger has not been satisfied, but all other conditions to closing are satisfied by that date, this date may be extended to February 19, 2005 by either party by written notice to the other; except that a party may not terminate the merger agreement if the cause of the merger not being completed is that party’s failure to fulfill its obligations under the merger agreement;

–	if a governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the merger and the order, decree or ruling or other action has become final and nonappealable; or

–	if either Tellabs’ stockholders fail to approve the issuance of shares of Tellabs common stock as contemplated by the merger agreement or AFC’s stockholders fail to adopt the merger agreement, however Tellabs may not terminate for the Tellabs stockholders’ failure to approve the issuance of shares if Tellabs failed to meet its obligations under the merger agreement with regard to recommending approval or preparation of the registration statement and joint proxy statement and AFC may not terminate for the AFC stockholders’ failure to adopt the merger agreement if AFC failed to meet its obligations under the merger agreement regarding recommendation of adoption of the merger agreement, preparation of the registration statement and joint proxy statement or non-solicitation.

•	by Tellabs:

–	at any time prior to AFC’s stockholders adoption of the merger agreement if:

•	AFC’s board of directors either fails to recommend the adoption of the merger agreement to its stockholders or the board or any committee of the board withdraws, qualifies, amends or modifies its recommendation or declaration that the merger agreement and the merger are advisable, fair to and in the best interest of AFC and its stockholders in any manner adverse to Tellabs or takes any other action or makes any statement inconsistent with such recommendation or declaration or resolves or proposes to do any of the foregoing;

•	AFC’s board of directors or any committee of the board recommends to AFC stockholders a takeover proposal other than the merger; or

•	a tender offer or exchange offer for 15% or more of the outstanding shares of AFC capital stock is commenced and AFC’s board of directors fails to recommend against acceptance of such offer within 10 business days of such commencement (including taking no position with respect to such offer); or

–	if there has been a breach of any representation, warranty, covenant or other agreement made by AFC in the merger agreement, or if any such representation and warranty becomes untrue after the date of the merger agreement and, in either case, the breach or failure to be true:

•	would result in the applicable closing condition to the merger not being satisfied; and

•	is not curable or, if curable, is not cured within 30 days after written notice is given by Tellabs to AFC.

•	by AFC:

–	if the Tellabs board of directors either fails to recommend to its stockholders the issuance of shares of Tellabs common stock as contemplated by the merger agreement or the board withdraws, qualifies, amends or modifies its recommendation or declaration that the merger agreement and the merger are advisable, fair to and in the best interest of Tellabs and its stockholders in any manner adverse to AFC or takes any other action or makes any statement inconsistent with such recommendation or declaration or resolves or proposes to do any of the foregoing;

–	if there has been a breach of any representation, warranty, covenant or other agreement made by Tellabs or its wholly owned merger subsidiary in the merger agreement, or if any such representation and warranty becomes untrue after the date of the merger agreement and, in either case, the breach or failure to be true:

•	would result in the applicable closing condition to the merger not being satisfied; and

•	is not curable or, if curable, is not cured within 30 days after written notice is given by AFC to Tellabs.

–	if (1) AFC’s board of directors authorizes AFC, subject to complying with the terms of the merger agreement, to enter into a definitive agreement concerning a transaction that constitutes a “superior proposal” (see “— Covenants — No Solicitation” for a discussion of this term) and AFC notifies Tellabs in writing that it intends to enter into the agreement, (2) Tellabs does not make, within five days of receipt of AFC’s written notification of its intention to enter into a definitive agreement for a superior proposal, an offer that AFC’s board of directors determines, in its reasonable good faith judgment after consultation with its financial advisors, is at least as favorable, from a financial point of view to AFC’s stockholders as the superior proposal and (3) prior to or concurrently with the termination of the merger agreement AFC pays to Tellabs in immediately available funds the termination fee described in “— Termination Fees Payable by AFC” below. AFC also agreed (A) that it will not enter into a definitive agreement referred to in clause (1) above until at least the sixth day after it has provided the requisite notice to Tellabs and (B) to notify Tellabs promptly in writing if its intention to enter into the definitive agreement referred to in its notification changes at any time after giving the notification; or

–	if a “parent acquisition transaction” occurs or Tellabs or any of its subsidiaries enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a parent acquisition transaction; provided, however, that AFC is only entitled to terminate the merger agreement under such provision for a period of ten (10) days from the earlier to occur of such a parent acquisition transaction and the public announcement of the entry into such letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such parent acquisition transaction.

      “Parent acquisition transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Tellabs, pursuant to which the stockholders of Tellabs, immediately preceding such transaction or series of transactions hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by Tellabs or any of its subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the assets of Tellabs and its subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any third party, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the outstanding shares of capital stock of Tellabs.

      Termination Fees Payable by AFC. AFC has agreed to pay Tellabs a termination fee of $57.6 million if the merger agreement is terminated under one of the following circumstances:

•	the merger agreement is terminated by Tellabs because (1) AFC’s board of directors or any committee of the board approves or recommends any takeover proposal other than the merger with Tellabs, (2) a tender offer or exchange offer for 15% or more of the outstanding shares of AFC capital stock is commenced and AFC’s board of directors fails to recommend against acceptance of such offer within 10 days of such commencement (including taking no position with respect to such offer) or (3) AFC’s board of directors either fails to recommend the merger with Tellabs to its stockholders or the board or any committee of the board withdraws, qualifies, amends or modifies its recommendation or declaration in any manner adverse to Tellabs or takes any action or makes any statement adverse to such recommendation or declaration or resolves or proposes to do any of the actions in clause 3;

•	the merger agreement is terminated by AFC because it enters into a definitive agreement for a superior proposal pursuant to the provision described in the third hash mark above concerning AFC’s termination rights; or

•	(1) after the date of the merger agreement a takeover proposal existed, (2) the merger agreement is subsequently terminated by AFC or Tellabs because AFC’s stockholders fail to adopt the merger agreement and (3) concurrently with the termination or within 12 months of the termination, AFC enters into a letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a “company acquisition transaction” or a company acquisition transaction occurs.

      “Company acquisition transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AFC pursuant to which the stockholders of AFC immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by AFC or any of its subsidiaries of assets representing in excess of 20% of the aggregate fair market value of the assets of AFC and its subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any third party (including by way of a tender offer or an exchange offer or issuance by the party or third party), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 20% of the voting power of the outstanding shares of capital stock of AFC.

      In addition, if the merger agreement is terminated under any of the provisions described in the bullet points above or because AFC’s stockholders fail to adopt the merger agreement and a takeover proposal existed after the date of the merger agreement, AFC will pay up to $10 million of Tellabs’ expenses.

      The termination fee is required to be paid by AFC at different times, depending on what provision is used to terminate the merger agreement. If the termination fee becomes payable pursuant to the first bullet point above, the fee is required to be paid to Tellabs one business day after such termination. If the termination fee becomes payable pursuant to the second bullet point above, the fee is required to be paid to Tellabs on the date of the termination of the merger agreement. If the termination fee becomes payable pursuant to the third bullet point above, the fee is required to be paid to Tellabs upon the earlier to occur of such company acquisition transaction and the entry into such letter of intent, agreement in principle, acquisition agreement or similar agreement. The expenses are payable in all cases upon demand.

      Termination Fees Payable by Tellabs. Tellabs has agreed to pay AFC a fee of:

•	$57.6 million if the merger agreement is terminated by AFC as a result of Tellabs entering into letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a parent acquisition transaction or the occurrence of any parent acquisition transaction; or

•	$28.8 million if AFC terminates the merger agreement because Tellabs’ board of directors withdraws, qualifies, amends or modifies its recommendation or declaration in a manner adverse to AFC or takes any action or makes any statement inconsistent with such recommendation or declaration.

      Tellabs has also agreed to pay up to $10 million of AFC’s expenses in the event it is required to pay AFC a termination fee.

      The termination fee is required to be paid by Tellabs at different times, depending on what provision is used to terminate the merger agreement. If the termination fee becomes payable pursuant to the first bullet point above, the fee is required to be paid to AFC upon demand. If the termination fee becomes payable pursuant to the second bullet point above, the fee is required to be paid to AFC one business day after termination of the merger agreement. The expenses are payable in all cases upon demand.

Amendments, Extensions and Waivers

      Amendments. The merger agreement may be amended by the parties at any time prior to the completion of the merger, except that any amendment after a stockholders’ meeting which requires approval by stockholders may not be made without such approval. All amendments to the merger agreement must be in writing signed by each party.

      Extensions and Waivers. At any time prior to the completion of the merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of any other party to the merger agreement;

•	waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by any other party with any of the agreements or conditions contained in the merger agreement.

      All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

CHAPTER FOUR

PRO FORMA FINANCIAL INFORMATION

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

      The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements combine the historical consolidated statements of Tellabs and AFC, giving effect to:

•	AFC’s February 20, 2004 acquisition of North American Access, a business unit of Marconi Communications, Inc.; and

•	the merger.

      The unaudited pro forma condensed combined consolidated statements of operations give effect to the transactions as though they each occurred on the beginning of the respective periods presented. The unaudited pro forma condensed combined consolidated balance sheet gives effect to the merger as though it occurred on April 2, 2004.

      We have adjusted the historical consolidated financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

      You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•	separate historical unaudited financial statements of Tellabs as of and for the three months ended April 2, 2004, included in Tellabs’ Quarterly Report on Form 10-Q for the three-month period ended April 2, 2004, which is incorporated by reference into this joint proxy statement/ prospectus;

•	separate historical financial statements of Tellabs as of and for the year ended January 2, 2004, included in Tellabs’ Annual Report on Form 10-K for the year ended January 2, 2004, which is incorporated by reference into this joint proxy statement/ prospectus;

•	separate historical unaudited financial statements of AFC as of and for the three months ended March 31, 2004, included in AFC’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004, which is incorporated by reference into this joint proxy statement/ prospectus; and

•	separate historical financial statements of AFC as of and for the year ended December 31, 2003, included in AFC’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this joint proxy statement/ prospectus.

      We present the unaudited pro forma condensed combined consolidated financial information for illustrative purposes only. The unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of what our financial position or operating results actually would have been had we completed the transactions at the dates indicated. In addition, the unaudited pro forma condensed combined consolidated information does not purport to project the future financial position or operating results of the combined company.

      We prepared the unaudited pro forma condensed combined consolidated financial information using the purchase method of accounting with Tellabs treated as the acquirer. As described in the accompanying notes, Tellabs’ cost to acquire AFC will be allocated to the net assets acquired based upon their estimated fair values as of the completion of the merger. The pro forma financial information includes estimates of potential adjustments. The final determination of these fair values will include management’s consideration of a valuation prepared by an independent valuation specialist. This valuation will be based on the actual net tangible and intangible assets of AFC that exist as of the closing date of the merger, which is currently expected to occur in the second half of 2004.

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the Three Months Ended April 2, 2004

	Historical	Historical	Historical	Pro Forma		Pro Forma
	Tellabs	AFC	NAA(1)	Adjustments		Combined

	(In millions, except per share data)
Revenue	$263.8	$92.8	$30.4	$—		$387.0
Cost of Revenue	113.3	45.5	21.7	—		180.5

Gross Profit	150.5	47.3	8.7	—		206.5
Operating Expenses
Selling, general and administrative	57.7	20.3	2.1	0.6	(2)	80.7
Research and development	61.9	17.6	2.9	0.6	(2)	83.0
Restructuring and other charges	16.2	—	—	—		16.2
In-process research and development	—	14.0	—	(14.0	)(3)	—
Intangible asset amortization	3.9	2.0	—	(2.0	)(4)	24.4
				20.5	(4)

Total Operating Expenses	139.7	53.9	5.0	5.7		204.3
Operating Earnings/(Loss)	10.8	(6.6)	3.7	(5.7)		2.2
Other Income/(Expense)
Interest income	6.0	2.9	—	(3.0	)(5)	5.9
Interest expense	(0.1)	—	—	—		(0.1)
Other	(1.0)	—	—	—		(1.0)

Total Other Income/(Expense)	4.9	2.9	—	(3.0)		4.8
Earnings/(Loss) Before Income Tax	15.7	(3.7)	3.7	(8.7)		7.0
Income tax (expense)/benefit	(2.3)	1.0	—	(1.4	)(6)	(2.7)

Net Earnings/(Loss)	$13.4	$(2.7)	$3.7	$(10.1)		$4.3

Net Earnings/(Loss) per Share
Basic	$0.03					$0.01
Diluted	$0.03					$0.01
Average number of common shares outstanding — Basic	415.2			136.3	(7)	551.5
Average number of common shares outstanding — Diluted	420.9			140.7	(7)	561.6

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,
which are an integral part of these statements.

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the Year Ended January 2, 2004

	Historical	Historical	Historical	Pro Forma		Pro Forma
	Tellabs	AFC	NAA(1)	Adjustments		Combined

	(In millions, except per share data)
Revenue	$980.4	$333.5	$184.6	$—		$1,498.5
Cost of Revenue	626.4	169.4	133.9	—		929.7

Gross Profit	354.0	164.1	50.7	—		568.8
Operating Expenses
Selling, general and administrative	242.6	69.3	14.3	2.4	(2)	328.6
Research and development	286.1	66.2	19.3	2.4	(2)	374.0
Restructuring and other charges	77.2	—	—	—		77.2
Intangible asset amortization	12.6	4.8	—	(4.8	)(4)	94.7
				82.1	(4)

Total Operating Expenses	618.5	140.3	33.6	82.1		874.5
Operating Earnings/(Loss)	(264.5)	23.8	17.1	(82.1)		(305.7)
Other Income/(Expense)
Interest income	33.4	11.4	—	(16.0	)(5)	28.8
Interest expense	(0.7)	—	—	—		(0.7)
Other	(12.9)	0.4	—	—		(12.5)

Total Other Income/(Expense)	19.8	11.8	—	(16.0)		15.6
Earnings/(Loss) Before Income Tax	(244.7)	35.6	17.1	(98.1)		(290.1)
Income tax (expense)/benefit	3.1	(8.9)	—	116.1	(6)	110.3

Net Earnings/(Loss)	$(241.6)	$26.7	$17.1	$18.0		$(179.8)

Net Earnings/(Loss) per Share
Basic	$(0.58)					$(0.33)
Diluted(7)	$(0.58)					$(0.33)
Average number of common shares outstanding — Basic	413.1			136.3	(7)	549.4
Average number of common shares outstanding — Diluted	413.1			136.3	(7)	549.4

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,
which are an integral part of these statements.

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
BALANCE SHEET
As of April 2, 2004

	Historical	Historical	Pro Forma		Pro Forma
	Tellabs	AFC	Adjustments		Combined

	(In millions)
Assets
Current Assets
Cash and cash equivalents	$263.3	$124.6	$—		$387.9
Investment in marketable securities	916.9	730.0	(629.1	)(1)	1,017.8

	1,180.2	854.6	(629.1)		1,405.7
Accounts receivable, net	186.4	75.7	—		262.1
Inventories
Raw materials	8.4	7.8	—		16.2
Work in process	—	1.9	—		1.9
Finished goods	34.0	28.6	12.2	(2)	74.8

	42.4	38.3	12.2		92.9
Income taxes	9.1	29.3	203.3	(3)	241.7
Miscellaneous receivables and other current assets	73.9	4.3	—		78.2

Total Current Assets	1,492.0	1,002.2	(413.6)		2,080.6
Property, Plant and Equipment	567.9	121.5	(63.2	)(4)	626.2
Less: accumulated depreciation	(268.9)	(63.2)	63.2	(4)	(268.9)

	299.0	58.3	—		357.3
Goodwill	551.7	190.5	(190.5	)(5)	1,157.0
			605.3	(5)
Intangible assets, net	102.1	81.9	(81.9	)(6)	677.1
			575.0	(6)
Other assets	127.1	26.5	—		153.6

Total Assets	$2,571.9	$1,359.4	$494.3		$4,425.6

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$43.2	$26.6	$—		$69.8
Accrued liabilities	93.1	52.7	10.3	(7)	156.1
Loan payable	—	247.1	—		247.1
Income taxes payable	—	30.2	—		30.2
Accrued restructuring and other liabilities	37.0	—	—		37.0

Total Current Liabilities	173.3	356.6	10.3		540.2
Long-term restructuring and other liabilities	39.9	—	—		39.9
Income taxes	100.0	—	181.6	(3)	281.6
Other long-term liabilities	33.7	3.8	—		37.5
Stockholders’ Equity
Common Stock	4.2	0.9	(0.9	)(8)	5.6
			1.4	(9)
Additional paid-in capital	559.1	392.7	(392.7	)(8)	1,868.7
			1,309.6	(10)
Deferred compensation expense	(7.6)	—	(9.6	)(11)	(17.2)
Treasury stock	(129.6)	(0.9)	0.9	(8)	(129.6)
Retained earnings	1,715.4	604.5	(604.5	)(8)	1,715.4
Accumulated other comprehensive income	83.5	1.8	(1.8	)(8)	83.5

Total Stockholders’ Equity	2,225.0	999.0	302.4		3,526.4

Total Liabilities and Stockholders’ Equity	$2,571.9	$1,359.4	$494.3		$4,425.6

See accompanying Notes to Unaudited Pro Forma Condensed Combined

Consolidated Financial Statements, which are an integral part of these statements.

TELLABS AND AFC

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Pro Forma Presentation

      On May 19, 2004, AFC entered into a definitive agreement pursuant to which a wholly-owned subsidiary of Tellabs will merge with and into AFC, with AFC continuing as the surviving corporation. Immediately following the merger, the surviving corporation will merge with and into a limited liability company, wholly owned by Tellabs, with the limited liability company continuing as the surviving entity. These transactions will be accounted for using the purchase method of accounting. Pursuant to the merger, each share of AFC common stock will be converted into the right to receive:

•	1.55 shares of Tellabs common stock; and

•	$7.00 in cash, without interest.

      The unaudited pro forma condensed combined consolidated financial statements provide for the issuance of approximately 136.3 million shares of Tellabs common stock and the payment of $615.6 million in cash, based upon the merger consideration of (i) 1.55 shares of Tellabs common stock and (ii) $7.00 in cash for each outstanding share of AFC common stock as of April 2, 2004. The actual number of shares of Tellabs common stock to be issued and cash amount to be paid will be determined based on the actual number of shares of AFC common stock outstanding at the completion of the merger. The average market price per share of Tellabs common stock of $8.38 is based on an average of the ten trading days around the May 20, 2004 announcement date of the proposed merger. Tellabs has agreed to assume outstanding options to purchase AFC common stock and substitute them with options to purchase Tellabs common stock. The number of shares of Tellabs common stock subject to the substitute Tellabs options will equal the number of shares of AFC common stock subject to AFC options immediately prior to the merger, multiplied by the “option exchange ratio,” rounded down to the nearest whole share. The per share exercise price of each substitute Tellabs option will equal the exercise price of the option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The “option exchange ratio” is equal to the sum of 1.55 plus the fraction obtained by dividing $7.00 by the average per share last reported sale price of Tellabs common stock over the ten trading days preceding the closing date of the merger. Based on the total number of AFC options outstanding at April 2, 2004, Tellabs would issue options to purchase approximately 37.1 million shares of Tellabs common stock, at a weighted average exercise price of $9.05. The actual number of options to be issued will be determined based on the actual number of AFC options outstanding at the completion of the merger and the last reported sale prices of Tellabs common stock on the ten trading days preceding the closing date of the merger.

      The estimated total purchase price of the merger, based on the $8.38 per share price of Tellabs common stock, is as follows (in millions):

Value of Tellabs common stock issued	$1,142.2
Cash paid to AFC Stockholders	615.6
Assumption of AFC options	159.5
Estimated Tellabs direct transaction costs	10.3

Total estimated purchase price	$1,927.6

      Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, is allocated to AFC’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The fair value of these assets and liabilities is subject to change pending

TELLABS AND AFC
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

additional information that may come to our knowledge and restructuring decisions made upon completion of the merger. The preliminary estimated purchase price is allocated as follows (in millions):

Net tangible assets	$747.3
Identifiable intangible assets	575.0
Goodwill	605.3

Total preliminary estimated purchase price allocation	$1,927.6

Note 2.	Pro Forma Adjustments

      The pro forma adjustments included in the unaudited condensed combined consolidated pro forma financial information are as follows:

Adjustments to Pro Forma Condensed Combined Consolidated Statements of Operations

      1. NAA’s column represents its results from January 1, 2003 through February 20, 2004, the date it was acquired by AFC. NAA’s results have been included in AFC’s historical results since such date.

      2. These adjustments represent the amortization of the estimated deferred compensation expense related to the intrinsic value of in-the-money stock options to purchase AFC common stock as of May 19, 2004 over their remaining vesting period. The estimated intrinsic value of these stock options is $9.6 million with an estimated remaining vesting period of 24 months. The AFC stock options will be substituted for Tellabs stock options as described above in Basis of Pro Forma Presentation.

      3. The adjustment for AFC’s $14.0 million in-process research and development charge is related to AFC’s acquisition of NAA and is eliminated to conform to pro forma requirements. The amount related to the merger cannot be estimated at this time, but is not expected to be significant.

      4. These adjustments are to eliminate AFC’s historical amortization of intangible assets and to record the amortization of the fair value of AFC’s intangible assets acquired in the merger. The fair value of AFC’s intangible assets are estimated to be $575.0 million and have a useful life of seven years. The intangible assets fair value is a preliminary estimate taking the mid-point of an estimated fair value of between $400.0 million and $750.0 million and may vary significantly upon the completion of a valuation study which will be performed after the merger.

      5. This adjustment represents the lost interest from cash and investments used to pay the $7.00 per share cash portion of the merger consideration, $240.0 million in funds used by AFC to purchase NAA and AFC’s transaction costs which are estimated to be $13.5 million. The interest income removed is based on the 87.9 million shares of AFC common stock outstanding at the end of its first quarter of 2004 multiplied by the $7.00 per share cash portion of the merger consideration plus AFC’s estimated transaction costs, multiplied by an average annual interest rate of 1.9% for the 2003 fiscal year, and an average annual interest rate of 1.6% over one quarter for the first fiscal quarter of 2004.

      6. The adjustment of $116.1 million on the 2003 fiscal year pro forma numbers includes a tax benefit on Tellabs historical loss before taxes not previously allowed under applicable accounting rules (See Tellabs’ Annual Report on Form 10-K for the year ended January 2, 2004, incorporated herein by reference, for more information on historical Tellabs valuation allowances), plus a net tax benefit on the pro forma adjustments and on historical NAA earnings before income taxes.

      The adjustment of $1.4 million on the fiscal first quarter 2004 pro forma numbers includes a tax provision on Tellabs historical earnings before taxes not previously required under applicable accounting rules. (See Tellabs Annual Report on Form 10-K for the year ended January 2, 2004, incorporated herein by reference,

TELLABS AND AFC
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for more information on historical Tellabs valuation allowances), plus a net tax benefit on the pro forma adjustments and on historical NAA earnings before income tax.

      7. Weighted average shares were increased by the 136.3 million shares to be issued by Tellabs to AFC stockholders for part of the purchase price. The 136.3 million shares is computed by taking the 87.9 million shares of AFC common stock outstanding as of the end of the first quarter of 2004 multiplied by the exchange ratio of 1.55 shares of Tellabs common stock for each share of AFC common stock. In addition, the fully diluted weighted average share amount for the three months ending April 2, 2004 includes 4.4 million shares which are subject to purchase pursuant to the Tellabs options substituted for existing AFC options. The diluted weighted average share amount for the year ended January 2, 2004 is the same as the primary weighted average share amount under Generally Accepted Accounting Principles (“GAAP”), as dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.

The unaudited pro forma condensed combined consolidated statements of operations exclude any one-time payments (up to $3.65 million) related to retention benefit payments to current AFC employees.

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

      1. This adjustment represents the $7.00 cash payment for each share of AFC common stock multiplied by 87.9 million AFC shares of common stock outstanding as of the end of AFC’s first quarter of 2004, plus AFC’s transaction costs which are estimated to be $13.5 million.

      2. This adjustment represents the write-up of inventory to fair value as of the date of the consummation of the merger.

      3. Includes the following adjustments: records a current tax receivable and future tax liability related to the wind up of the Cisco hedge contracts on the assumption that the Internal Revenue Service will act favorably on AFC’s request for a refund (for additional information on the Cisco hedge contract, see AFC’s Annual Report on Form 10-K for the year ended December 31, 2003, incorporated herein by reference); records a deferred tax liability attributable to amortizable intangible assets and inventory write-up recorded in purchase accounting; and records a reversal of a significant portion of historical Tellabs valuation allowance related to its deferred tax assets.

      4. This adjustment is to record AFC’s fixed assets at fair value as of the date of the consummation of the merger.

      5. The historical goodwill of AFC is eliminated with an adjustment for merger goodwill. The merger goodwill amount was determined as the difference between the estimated purchase price of the merger less the estimated fair value of net assets acquired.

      6. The historical intangible assets of AFC are eliminated and an adjustment for the estimated fair value of intangible assets acquired in the merger of $575.0 million is recorded. These intangible assets have an estimated average useful life of seven years. The intangible assets fair value is a preliminary estimate taking the mid-point of an estimated fair value of between $400.0 million and $750.0 million and may vary significantly upon the completion of a valuation study which will be performed after the merger.

      7. This adjustment represents an estimate of Tellabs’ transaction costs of the merger, which includes investment banking costs, the purchase of continuing directors and officers insurance for AFC’s current and former directors and officers, legal costs and other transaction related costs.

      8. These adjustments are to eliminate AFC’s equity as of the date of consummation of the merger.

TELLABS AND AFC
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      9. This amount is to adjust common stock by $1.4 million for the par value of an estimated 136.3 million Tellabs common shares issued to AFC stockholders in the merger. The additional 136.3 million Tellabs shares is computed by taking the 87.9 million shares of AFC common stock outstanding at the end of the first quarter of 2004 multiplied by the exchange ratio of 1.55 shares of Tellabs common stock for each share of AFC common stock.

      10. This adjustment is to increase additional paid in capital by $1,140.5 million for an estimated 136.3 million shares of Tellabs common stock issued to AFC stockholders in the merger plus an estimated $169.1 million for the fair value of options to purchase shares of Tellabs common stock which will be exchanged for the options to purchase shares of AFC common stock.

      11. This adjustment represents the intrinsic value of AFC option holders’ in-the-money options as of the date of the consummation of the merger, which is being amortized over their remaining vesting period. The intrinsic value of these stock options is estimated to be $9.6 million with an estimated remaining vesting period of 24 months. The options to purchase shares of AFC common stock will be exchanged for options to purchase shares of Tellabs common stock at the date of the consummation of the merger at the option exchange ratio.

The unaudited pro forma condensed combined consolidated balance sheet excludes payments (up to $3.65 million) related to retention benefit payments to current AFC employees.

CHAPTER FIVE

CERTAIN LEGAL INFORMATION

COMPARISON OF TELLABS/AFC STOCKHOLDER RIGHTS

      The rights of AFC stockholders under the Delaware General Corporation Law, the AFC fifth amended and restated certificate of incorporation and the AFC by-laws prior to the completion of the merger are generally similar to the rights that they will have as Tellabs stockholders following the completion of the merger under the Delaware General Corporation Law, the Tellabs restated certificate of incorporation and the Tellabs by-laws. Below we have summarized the material differences between the current rights of AFC stockholders and the rights those stockholders will have as Tellabs stockholders following the merger.

      Copies of the AFC fifth amended and restated certificate of incorporation, the AFC by-laws, the Tellabs restated certificate of incorporation and the Tellabs by-laws are incorporated by reference and will be sent to holders of shares of AFC common stock upon request. See “Where You Can Find More Information.” The summary in the following chart is not complete and it does not identify all differences that may, under given situations, be material to stockholders and is subject in all respects, and is qualified by reference to the Delaware General Corporation Law, the AFC fifth amended and restated certificate of incorporation, the AFC by-laws, the Tellabs restated certificate of incorporation and the Tellabs by-laws.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF

AFC STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL HAVE AS
TELLABS STOCKHOLDERS FOLLOWING THE MERGER

	Tellabs Stockholder Rights	AFC Stockholder Rights

Corporate Governance:	Upon completion of the merger, the rights of Tellabs and former AFC stockholders will be governed by the DGCL, Tellabs’ restated certificate of incorporation and Tellabs’ by-laws. The restated certificate of incorporation and by-laws of Tellabs after the merger will be identical in all respects to those of Tellabs prior to the merger except that the number of directors constituting the board of directors will be increased to 12 directors.	The rights of AFC stockholders are currently governed by the DGCL, AFC’s fifth amended and restated certificate of incorporation and AFC’s by-laws.

Authorized Capital Stock:	The authorized capital stock of Tellabs is set forth under “Description of Tellabs Capital Stock — Authorized Capital Stock.”	The authorized capital stock of AFC consists of:

• 200 million shares of common stock, par value $0.01 per share, [●] of which are issued and outstanding as of [●], 2004; and

• 5 million shares of preferred, none of which are issued and outstanding as of [●], 2004, but 200,000 of which have been designated Series A Junior Participating Preferred Stock.

	Tellabs Stockholder Rights	AFC Stockholder Rights

Number of Directors:	The Tellabs board of directors currently consists of nine directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors, subject to certain exceptions as set forth in Tellabs’ restated certificate of incorporation. Directors are elected for three year terms, with one class of directors up for election each year.

Under Tellabs’ amended and restated by-laws, the number of directors is nine.

At or prior to the completion of the merger, Tellabs will expand its board of directors by three members and, immediately after the completion of the merger, appoint three existing AFC directors to fill these vacancies.	The AFC board of directors currently consists of seven directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors, subject to certain exceptions as set forth in AFC’s fifth amended and restated certificate of incorporation. Directors are elected for three year terms, with one class of directors up for election each year.

Under AFC’s by-laws, the number of directors is not fewer than six and not more than nine, with the exact number to be determined by resolution of the board of directors or by the stockholders at an annual meeting of the stockholders.

Rights of Preferred Stockholders:	Tellabs has not issued any of its authorized preferred stock.	AFC has not issued any of its authorized preferred stock; however it has designated 200,000 shares as Series A Junior Participating Preferred Stock.

Nomination of Directors for Election:	Tellabs’ by-laws provide that nominations for directors may be made at meetings by the board of directors or by a stockholder who complies with the notice procedures in Tellabs’ by-laws. A stockholder who nominates a director must be a stockholder of record on the date that he or she gives the nomination notice to Tellabs and on the record date for the determination of stockholders entitled to vote at the meeting where the director will be voted on.

The notice procedure in Tellabs’ by-laws requires that a stockholder’s notice must be given timely and in proper written form to Tellabs’ Secretary.	AFC’s by-laws provide that nominations for directors may be made at annual meetings by the board of directors or by a stockholder who complies with the notice procedures in AFC’s by-laws. A stockholder who nominates a director must be a stockholder of record on the date that he or she gives the nomination notice to AFC and on the record date for the determination of stockholders entitled to vote at the meeting where the director will be voted on.

The notice procedure in AFC’s by-laws requires that a stockholder notice must be given timely and in proper written from to AFC’s Secretary.
	In order to be timely, the notice must be delivered to or mailed and received at Tellabs’ principal executive offices:	In order to be timely, the notice must be delivered or mailed and received by AFC no less than 60 nor more than 90 days prior to the scheduled date of

	Tellabs Stockholder Rights	AFC Stockholder Rights

• with respect to an annual meeting, not less than 120 days prior to the date the proxy statement was released to stockholders in connection with the preceding year’s annual meeting; or

• with respect to a special meeting, at least 15 days prior to the date that the proxy statement in connection with such meeting is to be mailed to stockholders.

To be in proper written form, the notice must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee consenting to serving as a director if elected.	the annual meeting. If less than 75 days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, a stockholder’s notice will be timely if is not received later than the earlier of:

• the 15th day following the day on which notice of the scheduled meeting was mailed or public disclosure of such meeting was made; and

• two days prior to the date of the scheduled meeting. To be in proper written form, the notice must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC.

Election of Directors:	Neither Tellabs’ by-laws nor restated certificate of incorporation sets forth the standard for election of directors. Delaware General Corporation Law, however, provides that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote in the election.	AFC’s by-laws provide that directors are elected by a plurality vote of the shares present or represented by proxy at the meeting and entitled to vote in the election.

Vacancies on the Board of Directors:	Tellabs’ restated certificate of incorporation provides that vacancies of the board of directors and newly created directorships resulting from an increase in the authorized number of directors will be filled by the vote of a majority of the directors then in office. If the board of directors fills any vacancy, the new director’s term expires at the next election for the director’s class.

	Tellabs’ by-laws provide that whenever a class or series of capital stock is entitled to elect a director or directors, vacancies of such class or series may be filled by a majority of the directors elected by such class or series then in office or by a sole remaining director so elected.	AFC’s by-laws provide that vacancies of the board of directors will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum or by the sole remaining director. If the board of directors fills a vacancy, the director’s term will be for the remainder of the unexpired term.

	Tellabs Stockholder Rights	AFC Stockholder Rights

Removal of Directors:	Tellabs’ restated certificate of incorporation states that a director may be removed only by the holders of at least 75% of the shares of capital stock then entitled to vote at an election of directors and only for cause.

	Tellabs’ by-laws provide that whenever a class or series of capital stock is entitled to elect a director or directors, such director or directors may be removed by the holders of at least 75% of such class or series and only for cause.	AFC’s fifth amended and restated certificate of incorporation states that any director may be removed, with or without cause, by the holders of 66 2/3% of the shares then entitled to vote at an election of directors. AFC’s by-laws allow the removal of any director or the entire board of directors, for cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Call of Special Meeting of Directors:	Tellabs’ by-laws allow the Chairman of the Board, the President or any two directors to call a special meeting with notice by mail five days in advance, by telephone, telegram or in person two days in advance.	AFC’s by-laws allow the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or two directors by written request to call a special meeting on four days’ notice if delivered by mail or 48 hours if delivered personally or by telegram, cable or electronic means.

Indemnification of Directors:	Tellabs’ restated certificate of incorporation includes an indemnification provision under which Tellabs is required to indemnify current and former directors and officers made party, or threatened to be made party, to any action, suit or proceeding by reason of such service to the fullest extent permitted under Delaware law. Tellabs may indemnify current and former employees and agents of Tellabs, or those serving or who have served as directors, officers, employees or agents of another entity at the request of Tellabs made party to any action, suit or proceeding by reason of such service. Tellabs is required to pay, in advance, any expenses a director or officer incurs in defending any such action or investigation, and may do the same for those serving as employees or agents of Tellabs or as directors, officers, employees or agents of another entity at the request of Tellabs. These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.	AFC’s by-laws include an indemnification provision under which AFC is required to indemnify any director of AFC made, or threatened to be made, a party to any action or proceeding as a result of being a director of AFC or a director or officer of another corporation at AFC’s request. AFC is required to pay, in advance of the final disposition of such action or proceeding, any expenses a director (or a director or officer of another corporation serving at AFC’s request) incurs in defending such action or proceeding. Under its by-laws, AFC is permitted to indemnify any person serving as an officer or employee of AFC.

AFC’s fifth amended and restated certificate of incorporation provides that directors are not personally liable for monetary damages for breach of fiduciary duty unless the director is liable for unlawful payment of dividends or unlawful stock purchase or redemption or unless the director breached his or her duty of loyalty, did

	Tellabs Stockholder Rights	AFC Stockholder Rights

Directors are not personally liable to Tellabs or any stockholder for monetary damages for breach of fiduciary duty unless the director is liable for unlawful payment of dividends or unlawful stock purchase or redemption or unless the director breached his or her duty of loyalty, did not act in good faith, engaged in intentional misconduct or derived an improper personal benefit.

Under Tellabs’ by-laws, Tellabs will indemnify each person made, or threatened to be made, a party to, or involved in, any action, suit or proceeding as a result of being or having been a director or officer, of Tellabs, or serving or having served as a director, officer, employee or agent to another entity at Tellabs’ request for expenses, liabilities and losses actually and reasonably incurred by the person in connection with such action, suit or proceeding. However, Tellabs will only be required to indemnify any such person seeking indemnification in connection with a proceeding initiated by such person if such proceeding was authorized by the board of directors of Tellabs.

	Tellabs may indemnify current and former employees and agents of Tellabs to the same extent as directors and officers of Tellabs.	not act in good faith, engaged in intentional misconduct or derived an improper personal benefit.

Call of Special Meetings of Stockholders:	Tellabs’ by-laws provide that a special meeting of Tellabs’ stockholders may be called by the Chairman of the Board, the President or by the board of directors and will be called by the Chairman or President at the request in writing of a majority of the board of directors. Written notice must be given not less than ten nor more than 60 days before the date of the special meeting or in the case of a meeting called to act upon a proposed merger, consolidation or sale of all or substantially all of the assets of Tellabs, at least 20 days before the special meeting.	AFC’s fifth amended and restated certificate of incorporation provides that a special meeting of stockholders may be called by the Secretary upon the written request of a majority of directors of the full board of directors or by the Chairman of the Board. Written notice, stating the time and place and object of the special meeting, must be given not less than ten nor more than 60 days before the date of the special meeting. To be transacted at the meeting, any business item must have been referred to in the proper notice.

	Tellabs Stockholder Rights	AFC Stockholder Rights

Stockholders Proposals:	Tellabs’ by-laws do not provide that a stockholder may bring business before an annual or a special meeting. However, under the SEC’s proxy rules, stockholders are permitted to submit proposals at an annual or special meeting if the stockholder gives Tellabs notice of the proposal that is timely and in proper form. To be timely, the notice must be received by Tellabs at its principal executive offices not less than 120 days prior to the date Tellabs’ proxy statement was released to stockholders in connection with the prior year’s annual meeting. If the notice is being submitted in connection with a special meeting, it will be considered timely if it is received by Tellabs in reasonable time prior to when it begins to print and mail its proxy materials.	AFC’s by-laws provide that in order for a stockholder to bring business before the annual meeting, the stockholder must give timely notice in proper form to AFC’s Secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at AFC’s principal executive offices not less than 60 days nor more than 90 days prior to the date of the meeting. If less than 75 days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, a stockholder’s notice will be timely if is not received later than the earlier of:

• the 15th day following the day on which notice of the scheduled meeting was mailed or public disclosure of such meeting was made; and

• two days prior to the date of the scheduled meeting. To be in proper form, the notice must include a brief description of the stockholder proposal, the reasons for making the proposal, the name and record address of the stockholder proposing the business, the class, series and number of shares owned by the stockholder and any material interest of the stockholder in such proposal.

The stockholder making the proposal must have been a stockholder at the time of giving this notice and on the record date for the determination of stockholders entitled to vote at the meeting.

Stockholder Action by Written Consent:	Tellabs’ restated certificate of incorporation prohibits stockholder action by the holders of Tellabs common stock by written consent. Tellabs’ restated certificate of incorporation allows for action by holders of any other class or series of capital stock by written consent if such action is taken by holders having a majority of the total number of votes that might have been cast for or in	AFC’s fifth amended and restated certificate of incorporation prohibits stockholder action by written consent.

	Tellabs Stockholder Rights	AFC Stockholder Rights

connection with the proposed action had a meeting been held.

Appointment and Removal of Officers:	Tellabs’ by-laws provide that the officers be chosen by the board of directors. Officers will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the board of directors and all officers will hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any vacancy occurring in any office will be filled by the board of directors.	AFC’s by-laws provide that the officers will be chosen by the board of directors. Officers will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the board of directors and all such officers. Each officer will hold office until their successors are chosen or qualified, or until their earlier resignation or removal. Any vacancy occurring in any office will be filled by the board of directors.

Anti-Takeover Provisions and Interested Stockholders:	Tellabs has not opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits, in certain circumstances, a business combination between the corporation and an interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. An interested stockholder is (i) a person who, directly or indirectly, controls 15% or more of the outstanding voting shares or (ii) a person who is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period, and the affiliates and associates of this person. A business combination includes (i) a merger or consolidation of the corporation with or caused by an interested stockholder, (ii) a sale or other disposition of assets having an aggregate market value equal to 10% or more of (a) the aggregate market value of the consolidated assets of the corporation or (b) the aggregate market value of the outstanding shares of the corporation and (iii) certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This provision does not apply where:	AFC has not opted out of the provisions of Section 203 of the Delaware General Corporation Law.

In addition, AFC’s fifth amended and restated certificate of incorporation contains a business combination provision. AFC’s fifth amended and restated certificate of incorporation requires, in addition to any affirmative vote required by law, the affirmative vote of at least 66 2/3% of the combined voting power of all shares of AFC entitled to vote generally in the election of directors, voting together as a single class, to approve any business combination. Such affirmative vote will be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise. For purposes of AFC’s fifth amended and restated certificate of incorporation, an interested stockholder is any person who (i) is or was, at any time within the prior two year period, the beneficial owner of 15% or more of the then outstanding voting shares of AFC, or (ii) is an affiliate or associate (as that term is defined in Rule 12 b-2 under the Exchange Act) of AFC and at any time within the prior two year period was the beneficial owner of 15%

Tellabs Stockholder Rights	AFC Stockholder Rights

(i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired his or her 15% interest; (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting shares of the corporation (excluding shares owned by persons who are directors and also officers and by certain employee stock plans); (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested stockholder; (iv) the corporation does not have a class of voting shares that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances. Tellabs has not taken action to elect not to be governed by this provision.	or more of the then outstanding voting shares of AFC, or (iii) is an assignee of or has otherwise succeeded to any shares of capital stock of AFC which were at any time within the prior two year period beneficially owned by any interested stockholder. A business combination includes (i) any merger or consolidation of AFC or any subsidiary with or into any interested stockholder or any other corporation which is, or after such merger or consolidation would be, an affiliate or associate or of an interested stockholder; or (ii) any sale, lease, mortgage, transfer or other disposition to any interested stockholder or any affiliate or associate of an interested stockholder, of any assets of AFC constituting not less than five percent of the total assets of AFC; or (iii) the issuance or transfer by AFC of any securities of AFC to any interested stockholder or any affiliate or associate of an interested stockholder in exchange for cash, securities or other property constituting not less than five percent of the total assets of AFC; or (iv) the adoption of any plan or proposal for the liquidation or dissolution of the corporation, or any spin-off or split-up of any kind of AFC, proposed by an interested stockholder; or (v) any reclassification of securities or recapitalization of AFC, or any merger or consolidation of the corporation with any of its subsidiaries or any similar transaction which has the effect of increasing the percentage of the outstanding shares of (a) any class of equity securities of AFC or (b) any class of securities of AFC convertible into equity securities of AFC, represented by securities of such class which are owned by any interested stockholder or any affiliate or associate of an interested stockholder. This provision does not apply to any particular business combination, and such business combination will require only such affirmative vote as is required by law and any other provision of

Tellabs Stockholder Rights	AFC Stockholder Rights

AFC’s fifth amended and restated certificate of incorporation, if such business combination has been approved by two-thirds of the whole board of directors of AFC.

Amendment to Certificate of Incorporation and By- laws:	Tellabs’ restated certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares. However, an affirmative vote of at least 75% of the voting power of voting stock of Tellabs then outstanding is required to amend the provisions relating to amendment of the by-laws of Tellabs or the structure of the board of directors.

Tellabs’ by-laws may be amended by the affirmative vote of at least 75% of the voting power of voting stock of Tellabs then outstanding or by a majority of the board of directors.	AFC’s fifth amended and restated certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares at a special or annual meeting. However, the affirmative vote of at least 66 2/3% of the voting power of AFC then outstanding is required to amend the Articles relating to directors or business combinations.

AFC’s by-laws may be amended by the affirmative vote of at least 66 2/3% of the then-outstanding shares of voting stock of AFC entitled to vote generally in the election of directors.

Stockholder Rights Plan:	None.	On May 13, 1998, AFC adopted a stockholder rights plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the registered holder to purchase from AFC one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $225.00 per unit, subject to adjustment.

Under the plan, the rights become exercisable upon the earlier of (i) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons (an “acquiring person”) have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial

Tellabs Stockholder Rights	AFC Stockholder Rights

ownership by a person or group of 15% or more of such outstanding common stock.

If, after the rights become exercisable, (i) AFC is acquired in a merger or other business combination transaction with an acquiring person, or (ii) 50% or more of its consolidated assets or earning power are sold to an acquiring person, each holder of a right will have the right to receive, upon exercise thereof at the then current exercise price of the rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the rights.

On May 19, 2004, AFC amended the rights plan to make it inapplicable to the merger and the subsequent merger.

DESCRIPTION OF TELLABS CAPITAL STOCK

      The following summary of the terms of the capital stock of Tellabs before and after the merger is not meant to be complete and is qualified by reference to Tellabs’ restated certificate of incorporation and Tellabs’ by-laws. Copies of Tellabs’ restated certificate of incorporation and Tellabs’ by-laws are incorporated by reference and will be sent to stockholders of Tellabs and AFC upon request. See “Where You Can Find More Information.”

Authorized Capital Stock

      Under its restated certificate of incorporation, Tellabs has the authority to issue 1 billion shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. As of [●], 2004, there were issued and outstanding [●] shares of Tellabs common stock. No shares of preferred stock are currently outstanding.

Tellabs Common Stock

      Tellabs Common Stock Outstanding. The outstanding shares of Tellabs common stock are, and the shares of Tellabs common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Tellabs common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Tellabs preferred stock which Tellabs may designate and issue in the future. Shares of Tellabs common stock may be certificated or uncertificated, as provided by the Delaware General Corporation Law.

      Voting Rights. Each holder of Tellabs common stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders of Tellabs and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of Tellabs common stock entitled to vote in any election of directors of Tellabs may elect all of the directors standing for election.

      Dividend Rights. The holders of Tellabs common stock are entitled to receive dividends, if any, as may be declared by the Tellabs board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding Tellabs preferred stock. Upon the liquidation, dissolution or winding up of Tellabs, the holders of Tellabs common stock are entitled to share pro rata in the net assets of Tellabs available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Tellabs preferred stock.

      Preemptive Rights. Under its restated certificate of incorporation, the holders of Tellabs common stock have no preemptive, subscription, redemption or conversion rights.

Tellabs Preferred Stock

      Tellabs Preferred Stock Outstanding. As of the date of this joint proxy statement/ prospectus, no shares of Tellabs preferred stock were issued and outstanding.

      Blank Check Preferred Stock. Under its restated certificate of incorporation, the Tellabs board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the Tellabs board of directors providing for the issuance of such class or series as may be permitted by the Delaware General Corporation Law, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by the stockholders of Tellabs.

Transfer Agent and Registrar

      ComputerShare Services, LLC is the transfer agent and registrar for the Tellabs common stock.

LEGAL MATTERS

      The validity of the Tellabs common stock to be issued to AFC stockholders pursuant to the merger will be passed upon by James M. Sheehan, Tellabs’ Executive Vice President, Secretary and General Counsel. Mr. Sheehan is a beneficial owner of Tellabs’ common stock. It is a condition to the completion of the merger that each of Tellabs and AFC receive an opinion from their respective counsel with respect to the U.S. federal income tax treatment of the merger.

EXPERTS

      The consolidated financial statements of Tellabs appearing in Tellabs Annual Report (Form 10-K) for the year ended January 2, 2004, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in Tellabs’ Annual Report on Form 10-K and incorporated in this joint proxy statement/ prospectus by reference. Such consolidated financial statements are incorporated in this joint proxy statement/ prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of AFC appearing in AFC’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included in AFC’s Annual Report on Form 10-K and incorporated in this joint proxy statement/ prospectus by reference. Such consolidated financial statements are incorporated in this joint proxy statement/ prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. KPMG’s report includes an explanatory paragraph regarding AFC’s changes in its method of accounting for derivative financial instruments and business combinations.

CHAPTER SIX

ADDITIONAL INFORMATION FOR STOCKHOLDERS

FUTURE STOCKHOLDER PROPOSALS

Tellabs

      Under the rules of the SEC, if a stockholder wants Tellabs to include a proposal in its proxy statement and form of proxy for presentation at Tellabs’ 2005 annual meeting of stockholders, the proposal must be received by Tellabs not later than November 20, 2004. Proposals should be directed to James M. Sheehan, Secretary, Tellabs, Inc., One Tellabs Center, 1415 W. Diehl Road, Naperville, Illinois 60563.

      To nominate one or more directors for consideration at Tellabs’ 2005 Annual Meeting, a stockholder must provide notice, containing the information required by Tellabs’ by-laws, of the intent to make such nomination(s) by personal delivery or by mail to the Secretary of Tellabs, no later than November 20, 2004. Copies of those requirements will be sent to any stockholder upon written request. The Nominating and Governance Committee will evaluate any proposed nominees using similar criteria as utilized for other nominees and will consider such nominees in comparison to all other nominees. Such committee has no obligation to nominate any such individuals for election.

AFC

      AFC does not currently expect to hold a 2005 annual meeting of stockholders because AFC will not be a separate public company if the merger has been completed. If the merger is not completed and such a meeting is held, AFC stockholders may propose matters to be presented at the 2005 annual meeting of stockholders and also may nominate persons to be directors. To be considered for inclusion in AFC’s 2005 proxy statement, stockholder proposals must be delivered to AFC on or before December 8, 2004. Any stockholder proposal to be considered at the 2005 annual meeting, but not to be included in the proxy statement, must be submitted in writing to the Secretary of AFC not less than 60 nor more than 90 days prior to the date of the meeting.

WHERE YOU CAN FIND MORE INFORMATION

      Tellabs and AFC file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

      Tellabs has filed a registration statement on Form S-4 to register with the SEC the Tellabs common stock to be issued to AFC stockholders upon completion of the merger. This joint proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Tellabs in addition to being a proxy statement of Tellabs and AFC for their respective meetings. As allowed by SEC rules, this joint proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows us to “incorporate by reference” information into this joint proxy statement/ prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/ prospectus. This joint proxy statement/ prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

Tellabs SEC filings (File No. 000-09692)	Period

Annual Report on Form 10-K	Fiscal Year ended January 2, 2004
Quarterly Report on Form 10-Q	Quarter ended April 2, 2004
Current Reports on Form 8-K	Filed on January 16, 2004, February 12, 2004 and May 20, 2004
Proxy Statement on Schedule 14A	Filed on March 19, 2004
The description of Tellabs’ common stock contained in the registration statement on Form S-4 (File No. 333-95135)	Filed on January 21, 2000, as amended on February 7, 2000

AFC SEC filings (File No. 000-28734)	Period

Annual Report on Form 10-K	Fiscal Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004
Current Report on Form 8-K	Filed on January 5, 2004, February 23 2004, March 4, 2004, May 20, 2004 and June 3, 2004
Proxy Statement on Schedule 14A	Filed on April 6, 2004
The description of AFC’s common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934.	Filed on July 31, 1996
The description of the rights agreement, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended by Form 8-A/A filed on October 29, 1998 and by Form 8A/A filed on May 28, 2004.
Filed May 13, 1998, as amended October 29, 1998 and May 28, 2004

      We also are incorporating by reference additional documents that Tellabs and AFC file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this joint proxy statement/ prospectus and the date of the meetings.

      All information contained or incorporated by reference in this joint proxy statement/ prospectus relating to Tellabs has been supplied by Tellabs, and all information about AFC has been supplied by AFC.

      The incorporation by reference of documents containing forward-looking statements does not update such forward-looking statements.

      If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this joint proxy statement/ prospectus. Stockholders may obtain documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

Tellabs, Inc.

Investor Relations Department
One Tellabs Center
1415 West Diehl Road
Naperville, Illinois 60563
(630) 798-3602

Advanced Fibre Communications, Inc.

Investor Relations Department
1465 North McDowell Boulevard
Petaluma, California 94954
(888) 875-7555

      If you are a Tellabs stockholder and would like to request documents from Tellabs, please do so by [●], 2004 to receive them before the Tellabs special meeting. If you are an AFC stockholder and would like to request documents from AFC, please do so by [●], 2004 to receive them before the AFC special meeting.

      You also can get more information by visiting Tellabs’ web site at www.tellabs.com and AFC’s web site at www.afc.com. Web site materials are not part of this joint proxy statement/ prospectus.

      You should rely only on the information contained or incorporated by reference in this joint proxy statement/ prospectus to vote on the proposals to Tellabs’ and AFC’s stockholders in connection with the merger, as the case may be. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/ prospectus. This joint proxy statement/ prospectus is dated [●], 2004. You should not assume that the information contained in this joint proxy statement/ prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/ prospectus to stockholders nor the issuance of shares of Tellabs common stock as contemplated by the merger agreement will create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Among
TELLABS, INC.,
CHARDONNAY MERGER CORP.
and
ADVANCED FIBRE COMMUNICATIONS, INC.
Dated as of May 19, 2004

AGREEMENT OF PLAN AND MERGER

A-i

A-ii

A-iii

TABLE OF DEFINED TERMS

Defined Term	Section

Acquisition Transaction	4.2
Affiliate	1.16(e)
Agreement	Introduction
Blue Sky Laws	2.4
Certificate of Merger	1.2
Certificates	1.6(b)
Closing	1.15(a)
Closing Date	1.15(a)
Code	Recitals
Company	Introduction
Company Acquisition Transaction	5.6(g)
Company Affiliate Letter	5.4
Company Business Personnel	3.14
Company Bylaws	1.15(d)(iii)
Company Charter	1.4(a)
Company Common Stock	Recitals
Company Contracts	3.11(a)
Company Key Customers	3.7(b)
Company Foreign Benefit Plan	3.12(f)
Company Letter	3.2(b)
Company Multiemployer Plan	3.12(c)
Company Permits	3.8(a)
Company Plan	3.12(c)
Company Preferred Stock	3.2(a)
Company Series A Preferred Stock	3.2(a)
Company SEC Documents	3.5
Company Stock Option Plans	3.2(a)
Company Stock Options	3.2(a)
Company Stock Purchase Plan	3.2(a)
Company Stockholder Approval	5.1(a)
Company Stockholder Meeting	5.1(a)
Company’s Current Premium	5.11(b)
Confidentiality Agreement	5.3
Constituent Corporations	Introduction
Contract	2.2(a)
Costs	5.11(a)
Dissenting Shares	1.5(d)
DGCL	1.1
D&O Insurance	5.11(b)
Effective Time	1.2
Employee Agreement	3.11(c)
End Date	7.1(d)
Environmental Laws	2.13

A-iv

Defined Term	Section

ERISA	2.12(a)
ERISA Affiliate	2.12(c)
Exchange Act	2.4
Exchange Agent	1.6(a)
Exchange Fund	1.6(a)
Exchange Ratio	1.5(c)
GAAP	2.5
Governmental Entity	2.4
HSR Act	2.4
Indemnified Party	5.11(a)
Intellectual Property Rights	2.15(a)
IRS	2.9
Joint Proxy Statement	2.6
Joint Venture	2.2(c)
Knowledge of Parent	2.8(a)
Knowledge of the Company	3.8(a)
Marconi	5.13(e)
Material Adverse Change	2.1
Material Adverse Effect	2.1
Merger	Recitals
MIP	5.13(g)
Nasdaq	1.8
Non-ERISA Benefits	5.13(a)
Option Exchange Ratio	5.7(a)
Order	6.1(e)
Parent	Introduction
Parent Acquisition Transaction	7.1
Parent Business Personnel	2.14
Parent Bylaws	1.15(a)(iii)
Parent Charter	1.15(b)(i)
Parent Common Stock	Recitals
Parent Contract	2.11
Parent Key Customers	2.7(b)
Parent Letter	2.2(b)
Parent Multiemployer Plan	2.12(c)
Parent Permits	2.8(a)
Parent Plan	2.12(c)
Parent SEC Documents	2.5
Parent Stock Plans	2.2(a)
Parent Stockholder Approval	5.1(a)
Parent Stockholder Meeting	5.1(a)
Per Share Cash Consideration	1.5(c)
Per Share Merger Consideration	1.5(c)
Per Share Stock Consideration	1.5(c)

A-v

Defined Term	Section

Person	1.6(a)
Registration Statement	2.3
Rights	3.2(a)
Rights Agreement	3.2(a)
Rule 145 Affiliates	5.4
Sabbatical Program	5.13(e)
SAR	5.7(a)
Sarbanes-Oxley Act	2.8(b)
SEC	2.2(b)
Securities Act	2.3
Share Issuance	2.3
Sister Subsidiary	1.16(a)
State Takeover Approvals	2.4
Stockholder Meetings	5.1(a)
Sub	Introduction
Subsequent Certificate of Merger	1.16(a)
Subsequent Merger	1.16(a)
Subsidiary	2.1
Substitute Option	5.7(a)
Superior Proposal	4.2(a)
Surviving Corporation	1.1
Takeover Proposal	4.2(a)
Tax Return	2.9
Taxes	2.9
Termination Fee	5.6(c)
Third Party	4.2
Transmittal Letter	1.6(b)
Unvested Company Share	5.7(b)
Unvested Share Restrictions	5.7(b)
Worker Safety Laws	2.13

A-vi

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of May 19, 2004 (this “Agreement”), among Tellabs, Inc., a Delaware corporation (“Parent”), Chardonnay Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Sub”), and Advanced Fibre Communications, Inc., a Delaware corporation (the “Company”) (Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”).

WITNESSETH:

      WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved and declared advisable the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $0.01 par value, of the Company (“Company Common Stock”), together with the associated Rights (as hereinafter defined) under the Rights Agreement (as hereinafter defined), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive (i) shares of common stock, $0.01 par value, of Parent (“Parent Common Stock”) and (ii) the Per Share Cash Consideration (as hereinafter defined);

      WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is fair to, and in the best interest of, their respective stockholders;

      WHEREAS, immediately following the Merger, Parent will cause the surviving corporation in the Merger to merge with and into a newly created direct, wholly owned Subsidiary of Parent pursuant to the Subsequent Merger (as hereinafter defined); and

      WHEREAS, this Agreement is intended to constitute a “plan of reorganization” with respect to the Merger and the Subsequent Merger for United States federal income tax purposes pursuant to which the Merger and the Subsequent Merger, taken together, are to be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

      NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER AND SUBSEQUENT MERGER

      SECTION 1.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL. Notwithstanding anything to the contrary herein, at the election of Parent, any direct wholly owned Subsidiary (as hereinafter defined) of Parent may be substituted for Sub as a constituent corporation in the Merger; provided that such substituted corporation is a Delaware corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities. In such event, the parties agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Parent and the Company, in order to reflect such substitution.

      SECTION 1.2     Effective Time. The Merger shall become effective when a certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. When used in this Agreement, the term

“Effective Time” shall mean the date and time at which the Certificate of Merger is accepted for recording or such later time set forth in the Certificate of Merger. The filing of the Certificate of Merger shall be made on the date of the Closing (as hereinafter defined).

      SECTION 1.3     Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

      SECTION 1.4     Charter and Bylaws; Directors and Officers. (a) At the Effective Time, the Fifth Amended and Restated Certificate of Incorporation, as amended, of the Company (the “Company Charter”), as in effect immediately prior to the Effective Time, shall be amended so that Article FOURTH of the Company Charter reads in its entirety as follows: “The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.01 par value.” As so amended, the Company Charter shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the Bylaws of Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or in the Certificate of Incorporation of the Surviving Corporation.

      (b) The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

      SECTION 1.5     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any securities of the Constituent Corporations:

(a) Each issued and outstanding share of common stock, $0.01 par value, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

(b) All shares of Company Common Stock, together with the associated Rights, that are held in the treasury of the Company or by any wholly owned Subsidiary of the Company and any shares of Company Common Stock, together with the associated Rights, owned by Parent or any wholly owned Subsidiary of Parent shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

(c) Subject to the provisions of Sections 1.8 and 1.10 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (together with the associated Rights), other than Dissenting Shares (as hereinafter defined) and shares to be canceled in accordance with Section 1.5(b), shall be converted into the right to receive (i) 1.55 (such number being the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Per Share Stock Consideration”) and (ii) $7.00 in cash, without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”). All such shares of Company Common Stock and the associated Rights, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive any dividends and other distributions in accordance with Section 1.7, certificates representing the shares of Parent Common Stock into which such shares are converted, the Per Share Cash Consideration and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 1.6.

(d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, together with the associated Rights, which are held of record by stockholders who shall not have approved the Merger and who shall have demanded properly in writing appraisal of such shares in accordance with Section 262 of the DGCL

(“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as set forth in Section 1.5(c), but the holders thereof instead shall be entitled to, and the Dissenting Shares shall only represent the right to receive, payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if such a holder fails to demand properly in writing from the Surviving Corporation the appraisal of his or its shares in accordance with Section 262(d) of the DGCL or, after making such demand, subsequently delivers an effective written withdrawal of such demand, or fails to establish his or its entitlement to appraisal rights as provided in Section 262 of the DGCL, if so required, or (ii) if a court shall determine that such holder is not entitled to receive payment for his or its shares or such holder shall otherwise lose his or its appraisal rights, then, in any such case, each share of Company Common Stock, together with the associated Rights, held of record by such holder or holders shall automatically be converted into and represent only the right to receive the Per Share Merger Consideration as set forth in Section 1.5(c), upon surrender of the certificate or certificates representing such Dissenting Shares. The Company shall give Parent and Sub prompt notice of any demands received by the Company for appraisal of such shares, and Parent and Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair value for Dissenting Shares or offer to settle, settle or negotiate in respect of any such demands.

      SECTION 1.6     Parent to Make Certificates Available. (a) Parent shall authorize a commercial bank (or such other Person as shall be reasonably acceptable to Parent and the Company) to act as Exchange Agent hereunder (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent for exchange with certificates which represented outstanding shares of Company Common Stock immediately prior to the Effective Time, together with the associated Rights, all cash and certificates representing the shares of Parent Common Stock payable or issuable pursuant to Section 1.5(c) and cash, as required to make payments in lieu of any fractional shares pursuant to Section 1.8 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deliver the Per Share Merger Consideration contemplated to be issued and paid pursuant to Section 1.5(c) out of the Exchange Fund. For purposes of this Agreement, “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, estate, Governmental Entity (as hereinafter defined), trust or unincorporated organization.

      (b) Parent shall instruct the Exchange Agent, as soon as practicable after the Effective Time, to mail to each record holder of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, together with the associated Rights, converted in the Merger (the “Certificates”), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of such Certificates in exchange for the Per Share Cash Consideration and certificates representing shares of Parent Common Stock and cash in lieu of fractional shares and which shall be reasonably satisfactory to the Company (the “Transmittal Letter”)). Upon surrender for cancellation to the Exchange Agent of all Certificates held by any record holder of a Certificate, together with the Transmittal Letter, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Cash Consideration and a certificate representing that number of whole shares of Parent Common Stock into which the shares represented by the Certificate so surrendered shall have been converted at the Effective Time pursuant to this Article I, cash in lieu of any fractional share in accordance with Section 1.8 and certain dividends and other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be canceled.

      SECTION 1.7     Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any Person entitled by reason of the Merger to receive a certificate representing Parent Common Stock until such Person surrenders the related Certificate or Certificates, as provided in Section 1.6. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event shall the Person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

      SECTION 1.8     No Fractional Securities. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I; no Parent dividend or other distribution or stock split shall relate to any fractional share; and no fractional share shall entitle the owner thereof to vote or to any other rights of a securityholder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded down to the nearest cent, determined by multiplying (i) the last reported sale price per share of Parent Common Stock on The Nasdaq National Market (“Nasdaq”) on the date of the Effective Time (or, if the shares of Parent Common Stock do not trade on Nasdaq on such date, the first date of trading of shares of Parent Common Stock on Nasdaq after the Effective Time) by (ii) the fractional interest of a share of Parent Common Stock to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Section 1.8. No cash payment in lieu of fractional shares will be paid to any Person until such Person surrenders the related Certificate or Certificates.

      SECTION 1.9     Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Company for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former stockholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, Per Share Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any former holder of Company Common Stock for any such shares of Parent Common Stock, Per Share Cash Consideration, cash in lieu of fractional shares of Parent Common Stock and dividends and distributions which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      SECTION 1.10     Adjustment of Per Share Merger Consideration. In the event of any reclassification, stock split or stock dividend (including any dividend or distribution of securities convertible into or exercisable for Parent Common Stock or Company Common Stock) with respect to Parent Common Stock or Company Common Stock or any change or conversion of Parent Common Stock or Company Common Stock into other securities (or if a record date with respect to any of the foregoing should occur) on or after the date of this Agreement and prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration and all references to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration in this Agreement shall be deemed to be to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration as so adjusted.

      SECTION 1.11     No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and the Per Share Cash Consideration paid upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, together with the associated Rights, represented by such Certificates.

      SECTION 1.12     Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

      SECTION 1.13     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent or Parent will issue and pay or cause to be issued and paid in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, Per Share Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 1.8, and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.7.

      SECTION 1.14     Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

      SECTION 1.15     Closing; Closing Deliveries.

      (a) The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, Chicago, Illinois, at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been fulfilled or waived (if permissible) in accordance with this Agreement or at such other time and place as Parent and the Company shall agree (the “Closing Date”).

      (b) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Parent shall deliver to the Company all of the following:

(i) a copy of the Restated Certificate of Incorporation, as amended, of Parent (the “Parent Charter”), certified as of a recent date by the Secretary of State of the State of Delaware;

(ii) a certificate of good standing of Parent, issued as of a recent date by the Secretary of State of the State of Delaware; and

(iii) a certificate of the Secretary or an Assistant Secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Parent Charter since a specified date, (B) the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), (C) the resolutions of the Board of Directors of Parent authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the resolutions of the stockholders of Parent authorizing the Share Issuance (as hereinafter defined) and (E) the incumbency and signatures of the officers of Parent executing this Agreement.

      (c) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Sub shall deliver to the Company all of the following:

(i) a copy of the Certificate of Incorporation of Sub, certified as of a recent date by the Secretary of State of the State of Delaware;

(ii) a certificate of good standing of Sub, issued as of a recent date by the Secretary of State of the State of Delaware; and

(iii) a certificate of the Secretary or an Assistant Secretary of Sub, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Certificate of Incorporation of Sub since a specified date, (B) the Bylaws of Sub, (C) the resolutions of the Board of Directors of Sub authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the written consent of Parent in its capacity as sole stockholder of Sub approving and adopting this Agreement in accordance with Section 251 of the DGCL and (E) the incumbency and signatures of the officers of Sub executing this Agreement and any other agreement or certificate executed by Sub in connection with the Closing.

      (d) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing the Company shall deliver to Parent all of the following:

(i) a copy of the Company Charter, certified as of a recent date by the Secretary of State of the State of Delaware;

(ii) a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of the State of Delaware; and

(iii) certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the Company Charter since a specified date, (B) the Bylaws of the Company (the “Company Bylaws”), (C) the resolutions of the Board of Directors of the Company authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the resolutions of the stockholders of the Company approving and adopting this Agreement in accordance with Section 251 of the DGCL and (E) the incumbency and signatures of the officers of the Company executing this Agreement.

      SECTION 1.16     Subsequent Merger.

      (a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into a newly created limited liability company which is a direct, wholly owned Subsidiary of Parent (the “Sister Subsidiary”) and the separate corporate existence of the Surviving Corporation shall thereupon cease (the “Subsequent Merger”). The Subsequent Merger shall become effective upon the filing of a certificate of merger (the “Subsequent Certificate of Merger”), executed in accordance with the relevant provisions of the

Delaware Limited Liability Company Act, with the Secretary of State of the State of Delaware or such later time as may be specified in the Subsequent Certificate of Merger; provided, however, that, in any event, the Subsequent Merger shall be effective immediately after the Effective Time (it being understood that in all events the Subsequent Merger shall be effective not later than the end of the same day as the Merger).

      (b) At the effective time of the Subsequent Merger, each issued and outstanding share of common stock, $0.01 par value, of the Surviving Corporation shall be converted into one validly issued membership interest in the surviving entity in the Subsequent Merger.

      (c) At the effective time of the Subsequent Merger, each issued and outstanding membership interest of the Sister Subsidiary shall be canceled and no consideration shall be delivered in exchange therefor.

      (d) The Merger and Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock, together with the associated Rights, converted in such merger into the right to receive the consideration provided for hereunder.

      (e) Each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and Subsequent Merger for all Tax (as hereinafter defined) purposes consistent with Section 1.16(d). For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

      Parent and Sub represent and warrant to the Company as follows:

      SECTION 2.1     Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary (as hereinafter defined) of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Parent. Parent and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement (a) “Material Adverse Change” or “Material Adverse Effect” means, when used with respect to Parent or the Company, as the case may be, any event, effect, change or development that, individually or when taken together with all other events, effects, changes or developments, is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be; provided, however, that to the extent any event, effect, change or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or would reasonably be expected to be) a “Material Adverse Change” and “Material Adverse Effect”: (i) the fact that Parent (as opposed to any other Person) is a party to the Merger Agreement with respect to a Material Adverse Effect on the Company or the fact that the Company (as opposed to any other Person) is a party to the Merger Agreement with respect to a Material Adverse Effect on Parent; (ii) compliance by Parent or the Company, as the case may be, with their respective covenants contained in this Agreement; (iii) factors affecting the industry in which the Company or Parent, as the case may be, operates generally or affecting the economy or financial markets as a whole (which factors in each case do not disproportionately affect Parent or the Company, as the case may be, as compared to other comparable companies in their industry in any material respect); (iv) changes in any applicable law, ordinance, administrative or governmental rule or regulation after the date hereof; and (v) any failure by Parent or the Company, as the case may be, to meet analysts revenue or earnings projections, in and of itself, or the trading price of the Company Common Stock or Parent Common Stock, as the case may be, in and of itself (it being understood that any event, effect, change or development which affects or otherwise relates to the failure to meet analysts revenue or earnings projections or the trading price, other than an event, effect, change or development set forth in clauses (i) through (iv) above, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Change or Material Adverse Effect), and (b) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), own s, directly or indirectly, (i) 50% or more of the stock or other equity interests the holders of which are generally entitled to elect at least a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust, association or other entity or (ii) if there are no such voting interests, 50% or more of the equity interests in such corporation, partnership, limited liability company, joint venture, trust, association or other entity.

      SECTION 2.2     Capital Structure. (a) As of the date hereof, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock $0.01 par value per share. At the close of business on May 17, 2004, (i) 416,092,491 shares of Parent Common Stock were issued and outstanding; (ii) 3,250,000 shares of Parent Common Stock were held in the treasury of Parent and no shares of Parent Common Stock were held by Subsidiaries of Parent; (iii) 38,324,281 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options, warrants, restricted stock units or other rights to purchase or otherwise acquire shares of Parent Common Stock under Parent’s plans or other arrangements or pursuant to any plans or arrangements assumed by Parent in connection with any acquisition, business combination or similar transaction (collectively, the “Parent Stock Plans”); and (iv) 159,448 stock appreciation rights are outstanding pursuant to the Parent Stock Plans. Between May 17, 2004 and the date of this Agreement, except as set forth above and except for the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All of the shares of Parent Common Stock issuable upon conversion of Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except for (i) this Agreement and (ii) as set forth above, there are no options, warrants, calls, rights, puts or Contracts (as hereinafter defined) to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver, sell, redeem or otherwise acquire, or cause to be issued, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. As of the date of this Agreement, Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no Contracts to which Parent or its Subsidiaries or, to the Knowledge of Parent, any of their respective officers or directors is a party concerning the voting of any capital stock of Parent or any of its Subsidiaries. For purposes of this Agreement, “Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.

      (b) Except as set forth in Section 2.2(b) of the letter dated the date hereof and delivered on the date hereof by Parent to the Company, which letter relates to this Agreement and is designated the Parent Letter (the “Parent Letter”), each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each material Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except for director or qualifying shares, each such share (or other voting security or equity equivalent) is owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21 to Parent’s Annual Report on Form 10-K for the year ended January 2,

2004, as filed with the Securities and Exchange Commission (the “SEC”), constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

      (c) Section 2.2(c) of the Parent Letter sets forth a list as of the date hereof of all material Subsidiaries and Joint Ventures (as hereinafter defined) of Parent and the jurisdiction in which such Subsidiary or Joint Venture is organized. Section 2.2(c) of the Parent Letter also sets forth as of the date hereof the extent of the ownership and voting interests held by Parent in each such Joint Venture. As of the date hereof, Parent has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Joint Venture. As used in this Agreement, “Joint Venture” means, with respect to a party, any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of such party and in which (i) such party, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies) or (ii) such party or a Subsidiary of such party is a general partner.

      (d) As of the date hereof, neither Parent nor any of its Affiliates or associates (as that term is defined in Rule 12b-2 under the Exchange Act (as defined below) beneficially owns, or, within the last two years, has owned, directly or indirectly, 15% or more of the then issued and outstanding shares of capital stock of the Company.

      SECTION 2.3     Authority. On or prior to the date of this Agreement, the Boards of Directors of Parent and Sub have declared this Agreement and the Merger advisable and fair to and in the best interest of Parent and Sub, respectively, and their respective stockholders, and Parent, as sole stockholder of Sub, has approved and adopted this Agreement in accordance with the DGCL, and the Board of Directors of Parent has resolved to recommend the approval by Parent’s stockholders of the issuance of Parent Common Stock in connection with the Merger (the “Share Issuance”). Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the stockholders of Parent of the Share Issuance, to consummate the Merger, the Subsequent Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Merger, the Subsequent Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to (x) approval by the stockholders of Parent of the Share Issuance and (y) the filing of the Certificate of Merger and the Subsequent Certificate of Merger. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect hereof on the Company) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms. The Share Issuance and the filing of a registration statement on Form S-4 with the SEC by Parent under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the “Registration Statement”) have been duly authorized by Parent’s Board of Directors. Parent has made available to the Company complete and correct copies of the Parent Charter and the Parent Bylaws and the Certificate of Incorporation and Bylaws of Sub.

      SECTION 2.4     Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.4 have been obtained and all filings and obligations described in this Section 2.4 have been made, except as set forth in Section 2.4 of the Parent Letter, the execution and delivery of this Agreement does not, and the consummation of the Merger, the Subsequent Merger and the other transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination or cancellation or accelerate any obligation of Parent or result in the loss of a material benefit to Parent or any of its Subsidiaries under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or the Parent Bylaws; (ii) the comparable charter or organizational documents of any of Parent’s Subsidiaries; (iii) any material Contract applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or (iv) any judgment, order, decree, injunction, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby by Parent or Sub. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation by Parent or Sub of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”), the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”); (ii) the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required by state takeover laws (the “State Takeover Approvals”); (iv) applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”) and Nasdaq; (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby by Parent or Sub.

      SECTION 2.5     SEC Documents and Other Reports. Parent has timely filed with the SEC all documents required to be filed by it since December 28, 2001 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the date hereof, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof or as required by GAAP, Parent has not, between January 2, 2004 and the date hereof, made or adopted any material change in its accounting methods, practices or policies in effect on January 2, 2004.

      SECTION 2.6     Registration Statement and Joint Proxy Statement. None of the information to be supplied by Parent or Sub for inclusion or incorporation by reference in the Registration Statement or the proxy statement/ prospectus included therein relating to the Stockholder Meetings (as defined in Section 5.1) (together with any amendments or supplements thereto, the “Joint Proxy Statement”) will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement and at the time of each of the Stockholder Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Stockholder Meetings, any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required at that time to be described in the Joint Proxy Statement or the Registration Statement, such event shall be so described, and (subject to Section 5.2) an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Parent and the Company. The Registration Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act, and the Joint Proxy Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Exchange Act.

      SECTION 2.7     Absence of Certain Changes or Events. (a) Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement, since December 31, 2003, (i) Parent and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent) that would, after taking into consideration any related benefits or value (indirect, direct or contingent), individually or in the aggregate, have a Material Adverse Effect on Parent; (ii) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Material Adverse Effect on Parent; (iii) through the date hereof, there has not been any split, combination or reclassification of any of Parent’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock or dividend or distribution of any kind declared, set aside, paid or made by Parent on any class of its stock; and (iv) through the date hereof, there has been no Material Adverse Change with respect to Parent.

      (b) Section 2.7(b) of the Parent Letter sets forth a list (without specifying the identity of any customer listed thereon) for the twelve months ended December 31, 2003 of the top ten revenue producing customers of Parent and its Subsidiaries (collectively, the “Parent Key Customers”), including the amount of revenue received from such Parent Key Customers for the twelve months ended December 31, 2003. Since January 1, 2004 there has been no actual or, to the Knowledge of Parent, threatened termination, cancellation or limitation of, or adverse modification or change in, the business relationship of Parent or any of its Subsidiaries with any one or more of the Parent Key Customers, other than as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.8     Permits and Compliance. (a) Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have any such Parent Permit would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and no suspension or cancellation of any such Parent Permits is pending or, to the Knowledge of Parent (as hereinafter defined), threatened, except where the suspension or cancellation of any such Parent Permit would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any applicable law, ordinance, administrative or governmental rule or regulation; or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No notice of any such violation or non-compliance has been received by the Parent or any of its Subsidiaries since December 31, 2002. For purposes of this Agreement, “Knowledge of Parent” means the actual knowledge of the individuals identified in Section 2.8(a) of the Parent Letter.

      (b) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act

(the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

      (c) Parent has (i) designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (ii) to the extent required by applicable laws, disclosed, based on its most recent evaluation, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2002.

      SECTION 2.9     Tax Matters. Except as otherwise set forth in Section 2.9 of the Parent Letter, (i) Parent and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns (as hereinafter defined) required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (ii) all Taxes (as hereinafter defined) shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (iii) Parent and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes except to the extent that any failure to comply with such rules and regulations would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (iv) any Tax Returns referred to in clause (i) relating to federal income Taxes have been examined by the Internal Revenue Service (the “IRS”) or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; (vi) all material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority have been paid in full; (vii) during the past three years, neither Parent nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (viii) during the last five years, neither Parent nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2) identified by the IRS; (ix) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year), neither Parent nor any of its Subsidiaries (nor any predecessor thereof) has for United States federal income tax purposes, filed Tax Returns on a consolidated basis with any group of corporations other than a group consisting solely of Parent, one or more Subsidiaries thereof, or any combination thereof; and (x) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year) no Subsidiary of Parent organized under the laws of a jurisdiction outside the United States (and, with respect to Parent or any of its Subsidiaries, no predecessor thereof organized under the laws of a jurisdiction outside the United States) has been acquired from any third party (directly or indirectly) by Parent or any Subsidiary thereof. For purposes of this Agreement: (i) “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity and (ii) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

      SECTION 2.10     Actions, Proceedings and Violations. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement and except as set forth in Section 2.10 of the Parent Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Parent or any of its Subsidiaries or, to the Knowledge of Parent, against or involving any of the present or former directors, officers, employees or agents of Parent or any of its Subsidiaries, in each case, in connection with their employment by or service to Parent or any of its Subsidiaries, or any of its or their properties, assets or business that would, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement and except as set forth in Section 2.10 of the Parent Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of its or their present or former directors, officers, employees or agents, in each case, in connection with their employment by or service to Parent or any of its Subsidiaries, or any of its or their properties, assets or business that would, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any other of the other transactions contemplated hereby. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations relating to the Merger, the Subsequent Merger or any of the other transactions contemplated hereby pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of its or their present or former officers, directors, employees or agents in connection with their employment by or service to Parent or any of its Subsidiaries, or any of its or their properties, assets or business.

      SECTION 2.11     Certain Agreements. All of the Parent Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on Parent. To the Knowledge of Parent, no Person is challenging the validity or enforceability of any Parent Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Parent Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement, “Parent Contract” means any Contract, regardless of whether it was entered into before or after the date hereof, to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound that is material to Parent and its Subsidiaries, taken as a whole.

      SECTION 2.12     ERISA. (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (i) each Parent Plan (as hereinafter defined) complies in all respects with Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable statutes and governmental rules and regulations and (ii) no “reportable event” (within the meaning of Section 4043 of ERISA) has occurred with respect to any Parent Plan. Neither Parent nor any of its ERISA Affiliates (as hereinafter defined) has withdrawn from any Parent Plan or Parent Multiemployer Plan (as hereinafter defined) or instituted, or is currently considering taking, any action to do so. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, no Parent Plan, nor any trust created thereunder, has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived.

      (b) With respect to the Parent Plans, no event or set of circumstances has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any of its ERISA Affiliates or Parent Plan fiduciary are or could reasonably be expected to be subject to any liability under the terms of such Parent Plans, ERISA, the Code or any other applicable law, other than liabilities for benefits payable in the normal course, which would, individually or in the aggregate, have a Material Adverse Effect on Parent.

      (c) As used herein, (i) “Parent Plan” means a “pension plan” (as defined in Section 3(2) of ERISA (other than a Parent Multiemployer Plan)), a “welfare plan” (as defined in Section 3(1) of ERISA) or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, fringe benefit, insurance or other plan, arrangement or understanding, in each case established or maintained by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has contributed or otherwise may have any liability; (ii) “Parent Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which Parent or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability; and (iii) with respect to any Person, “ERISA Affiliate” means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

      SECTION 2.13     Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of Parent and its Subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”) and the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, “Environmental Laws”), except for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.14     Labor Matters. As of the date hereof, neither Parent nor any of its Subsidiaries is a party to any collective bargaining Contract. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries (the “Parent Business Personnel”), and there is no unfair labor practice complaint or grievance against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Parent Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Material Adverse Effect on Parent. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, except such dispute, strike or work stoppage which would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.15     Intellectual Property.

      (a) Except as set forth in Section 2.15(a) of the Parent Letter, Parent and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”) as are necessary to conduct the business of Parent and its Subsidiaries as currently conducted or planned to be conducted by Parent and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to Parent or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      (b) Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement or in Section 2.15(b) of the Parent Letter, (i) as of the date of this Agreement, to the Knowledge of Parent, there are no actions, suits or claims, or administrative proceedings or investigations pending or threatened that challenge or question the Intellectual Property Rights of Parent or any of its Subsidiaries and (ii) there are no actions, suits or claims, or administrative proceedings or investigations pending or, to the Knowledge of Parent, threatened that challenge or question the Intellectual Property Rights of Parent or any of its Subsidiaries and that, if adversely decided, would, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.16     Opinion of Financial Advisor. Parent has received the opinion of Credit Suisse First Boston LLC, as of the date hereof, to the effect that, as of the date hereof, the Per Share Merger Consideration is fair to Parent from a financial point of view.

      SECTION 2.17     Required Vote of Parent Stockholders. The affirmative vote of a majority of the shares present in person or by proxy at the Parent Stockholder Meeting (as hereinafter defined) and entitled to vote on the Share Issuance is required to approve the Share Issuance. No other vote of the securityholders of Parent is required by law, the Parent Charter or the Parent Bylaws or otherwise in order for Parent to consummate the Merger, the Subsequent Merger and the transactions contemplated hereby.

      SECTION 2.18     Reorganization. Neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would, to the Knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. Parent does not have any knowledge of any fact or circumstance that, to the Knowledge of Parent, would prevent the Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

      SECTION 2.19     Brokers. No broker, investment banker or other Person, other than Credit Suisse First Boston LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

      SECTION 2.20     Operations of Sub. Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Parent and Sub as follows:

      SECTION 3.1     Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.2     Capital Structure. (a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”), of which 200,000 shares have been designated as Series A

Junior Participating Preferred Stock (the “Company Series A Preferred Stock”). At the close of business on May 17, 2004, (i) 87,988,464 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) 62,676 shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company; (iii) 16,086,776 shares of Company Common Stock were reserved for issuance pursuant to outstanding options (the “Company Stock Options”) to purchase shares of Company Common Stock pursuant to (A) the Company’s 1996 Stock Incentive Plan, (B) the Company’s 1993 Stock Option/ Stock Issuance Plan, as amended, and (C) the AccessLan Communications, Inc. 1997 Stock Plan (collectively, the “Company Stock Option Plans”); (iv) 1,229,224 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 1996 Employee Stock Purchase Plan (the “Company Stock Purchase Plan”) and (v) no shares of Company Preferred Stock were reserved for issuance, other than 200,000 shares of Company Series A Preferred Stock reserved for issuance pursuant to the Rights Agreement, dated as of May 13, 1998, between the Company and Equiserve Trust Company, N.A. (as the successor in interest to BankBoston, N.A.),as amended by First Amendment to the Rights Agreement, dated as of October 19, 1998 (the “Rights Agreement”) providing for rights to acquire shares of Company Series A Preferred Stock (the “Rights”). The Company Stock Option Plans and the Company Stock Purchase Plan are the only benefit plans of the Company or its Subsidiaries under which any securities of the Company or any of its Subsidiaries are issuable. Each share of Company Common Stock which may be issued pursuant to any Company Stock Option Plan or the Company Stock Purchase Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. No shares of Company Preferred Stock are issued or outstanding. Except as set forth above and except for the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on May 17, 2004 in accordance with the terms thereof, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. Except as set forth above, there are no options, warrants, calls, rights, puts or Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, redeem or otherwise acquire, or cause to be issued, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no Contracts to which the Company or its Subsidiaries or, to the Knowledge of the Company, any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or any of its Subsidiaries.

      (b) Except as set forth in Section 3.2(b) of the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which letter relates to this Agreement and is designated the Company Letter (the “Company Letter”), each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and, each such share (or other voting security or equity equivalent, as the case may be) is owned by the Company or a Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC, constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

      (c) Section 3.2(c) of the Company Letter sets forth a list of all Subsidiaries and Joint Ventures of the Company and the jurisdiction in which such Subsidiary or Joint Venture is organized. Section 3.2(c) of the Company Letter also sets forth the nature and extent of the ownership and voting interests held by the Company in each such Joint Venture. The Company has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Joint Venture.

      SECTION 3.3     Authority. On or prior to the date of this Agreement, the Board of Directors of the Company has declared this Agreement and the Merger advisable and fair to and in the best interest of the Company and its stockholders, approved and adopted this Agreement in accordance with the DGCL, resolved to recommend the approval and adoption of this Agreement by the Company’s stockholders and directed that this Agreement be submitted to the Company’s stockholders for approval and adoption. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval and adoption of this Agreement by the stockholders of the Company, to consummate the Merger, the Subsequent Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger, the Subsequent Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to (x) approval and adoption of this Agreement by the stockholders of the Company and (y) the filing of the Certificate of Merger and Subsequent Certificate of Merger. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub and the validity and binding effect of this Agreement on Parent and Sub) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The filing of the Joint Proxy Statement with the SEC has been duly authorized by the Company’s Board of Directors. The Company has made available to Parent complete and correct copies of the Company Charter and Company Bylaws and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of its Subsidiaries.

      SECTION 3.4     Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, except as set forth in Section 3.4 of the Company Letter, the execution and delivery of this Agreement does not, and the consummation of the Merger, the Subsequent Merger and the other transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination or cancellation or accelerate any obligation of the Company or result in the loss of a material benefit to the Company or any of its Subsidiaries under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws; (ii) the comparable charter or organizational documents of any of the Company’s Subsidiaries; (iii) any material Contract applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or (iv) any judgment, order, decree, injunction, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act; (ii) the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals; (iv) applicable requirements, if any, of Blue Sky Laws and Nasdaq; (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material

Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby.

      SECTION 3.5     SEC Documents and Other Reports. The Company has timely filed with the SEC all documents required to be filed by it since December 31, 2001 under the Securities Act or Exchange Act (the “Company SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the date hereof, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof or as required by GAAP, the Company has not, between December 31, 2003 and the date hereof, made or adopted any change in its accounting methods, practices or policies in effect on December 31, 2003.

      SECTION 3.6     Registration Statement and Joint Proxy Statement. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement and at the time of each of the Stockholder Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Stockholder Meetings any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required at that time to be described in the Joint Proxy Statement or the Registration Statement, such event shall be so described, and (subject to Section 5.2) an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Parent and the Company. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Joint Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Exchange Act.

      SECTION 3.7     Absence of Certain Changes or Events.

      (a) Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Section 3.7(a) of the Company Letter, since December 31, 2003 (i) the Company and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent), that would, after taking into consideration any related benefits or value (indirect, direct or contingent), individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Material Adverse Effect on the Company; (iii) there has not been any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock or dividend or distribution of any kind declared, set aside, paid or made by the Company on any class of its stock; (iv) there has not been (x) any granting by the Company or any of its Subsidiaries to any officer of the

Company or any of its Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with the Company’s prior practice or as was required under employment Contracts in effect as of the date of the most recent audited financial statements included in the Company SEC Documents, (y) any granting by the Company or any of its Subsidiaries to any employee of any increase in rights of severance or (z) any entry by the Company or any of its Subsidiaries into any employment, severance or termination Contract with any employee; and (v) through the date hereof, there has been no Material Adverse Change with respect to the Company.

      (b) Section 3.7(b) of the Company Letter sets forth a list (without specifying the identity of any customer listed thereon) for the twelve months ended December 31, 2003 of the top ten revenue producing customers of the Company and its Subsidiaries (collectively, the “Company Key Customers”), including the amount of revenue received from such Company Key Customers for the twelve months ended December 31, 2003. Except as disclosed in Section 3.7(b) of the Company Letter, since January 1, 2004 there has been no actual or, to the Knowledge of the Company, threatened termination, cancellation or limitation of, or adverse modification or change in, the business relationship of the Company or any of its Subsidiaries with any one or more of the Company Key Customers, other than as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.8     Permits and Compliance. (a) Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any such Company Permit would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company (as hereinafter defined), threatened, except where the suspension or cancellation of such Company Permit would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any applicable law, ordinance, administrative or governmental rule or regulation; or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No notice of any such violation or non-compliance has been received by the Company or any of its Subsidiaries since December 31, 2002. For purposes of this Agreement, “Knowledge of the Company” means the actual knowledge of the individuals identified in Section 3.8(a) of the Company Letter.

      (b) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

      (c) The Company has (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (ii) to the extent required by applicable laws, disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2002.

      SECTION 3.9     Tax Matters. Except as otherwise set forth in Section 3.9 of the Company Letter, (i) the Company and each of its Subsidiaries have filed all federal, and all material state, local and foreign Tax

Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (iii) the Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes except to the extent that any failure to comply with such rules and regulations would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (iv) any Tax Returns referred to in clause (i) relating to federal income Taxes have been examined by the IRS or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; (vi) all material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority have been paid in full; (vii) during the past three years, neither the Company nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (viii) neither the Company nor any of its Subsidiaries has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the five-year period specified in Section 897(c)(1)(ii) of the Code ending on the Closing Date; (ix) during the last five years, neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2) identified by the IRS; (x) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year), neither the Company nor any of its Subsidiaries (nor any predecessor thereof) has for United States federal income tax purposes filed Tax Returns on a consolidated basis with any group of corporations other than a group consisting solely of the Company, one or more Subsidiaries thereof, or any combination thereof; and (xi) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year) no Subsidiary of the Company organized under the laws of a jurisdiction outside the United States (and, with respect to the Company or any of its Subsidiaries, no predecessor thereof organized under the laws of a jurisdiction outside the United States) has been acquired from any third party (directly or indirectly) by the Company or any Subsidiary thereof.

      SECTION 3.10     Actions, Proceedings and Violations. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement and except as set forth in Section 3.10 of the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, against or involving any of the present or former directors, officers, employees or agents of the Company or any of its Subsidiaries, in each case, in connection with their employment by or service to the Company or any of its Subsidiaries, or any of its or their properties, assets or business or any Company Plan (as hereinafter defined) that would, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement and except as set forth in Section 3.10 of the Company Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its or their present or former directors, officers, employees or agents, in each case, in connection with their employment by or service to the Company or any of its Subsidiaries, or any of its or their properties, assets or business or any Company Plan that would, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations relating to the Merger, the Subsequent Merger or any of the other transactions contemplated hereby pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its or their present or former officers, directors, employees or agents, in each case, in connection with their employment by or service to the Company or any of its Subsidiaries, or any of its or their properties, assets or business.

      SECTION 3.11     Certain Agreements. (a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof and except as set forth in Section 3.11(a) of the Company Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act); (ii) any Contract which purports to materially limit or restrict any line of business or localities in which the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) may conduct business, excluding any limitations on scope or territory of use of third party Intellectual Property Rights that may be set forth in licenses under which the Company or any of its Subsidiaries is the licensee, or any material Contract which obligates the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) to extend most favored nation pricing to any Person or any Contract imposing exclusivity obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to customers or suppliers or imposing obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to non-solicitation of customers or suppliers; (iii) any Contract which requires any payment by the Company or its Subsidiaries in excess of $3,000,000 in any year and which is not terminable within one year without penalty, or which requires any payment to the Company or its Subsidiaries in excess of $1,000,000 in any year and which is not terminable within one year without penalty; (iv) any Contract under which the Company or any of its Subsidiaries is indebted for borrowed money (or may become so indebted) or any guaranty by the Company or any of its Subsidiaries of indebtedness for borrowed money; (v) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, or otherwise) entered into since January 1, 2001 or any Contract relating to the acquisition or disposition of assets entered into since January 1, 2001, which involves an asset value in excess of $5,000,000; (vi) any Employee Agreement (as hereinafter defined); (vii) any material Contract of indemnification or any guaranty of a material obligation (other than an obligation of the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries other than any Contract entered into in connection with the sale or license by or to the Company or any of its Subsidiaries of products or services in the ordinary course of business; (viii) any Contract to provide source code to any third party for any product or technology that is material to the Company and its Subsidiaries, taken as a whole, except for Contracts providing for source code to be released from escrow upon insolvency or bankruptcy; (ix) any material Contract, to license any third party to use, manufacture or reproduce any Company product, service or Intellectual Property Right or any material Contract to sell, distribute or market any Company product, service or Intellectual Property Right, other than, in each case, end-user license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business; (x) any settlement Contract which materially affects the conduct of the Company’s or any of its Subsidiaries’ businesses; and (xi) any other Contract that is material to the Company and its Subsidiaries, taken as a whole. Except for Contracts for which disclosure is prohibited by confidentiality provisions, the Company has previously made available to Parent complete and correct copies of each Contract of the type described in this Section 3.11 which was entered into prior to the date hereof. All Contracts of the type described in this Section 3.11 shall be referred to as “Company Contracts” regardless of whether they were entered into before or after the date hereof. All of the Company Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on the Company. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Company Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as set forth in Section 3.11(a) of the Company Letter, neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Company Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      (b) Except as set forth in Section 3.11(b) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any Contract or written or oral plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, with or relating to any current or former employee, director, officer or consultant, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any (i) option to purchase shares of Company Common Stock; (ii) rights under the Company Stock Purchase Plan; or (iii) shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any Subsidiary in lieu of or in exchange for such option or shares in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Section 3.11(b) of the Company Letter sets forth the total amount of indebtedness owed to the Company or its Subsidiaries from each officer or director of the Company and its Subsidiaries.

      (c) For purposes of this Agreement, “Employee Agreement” means each management, employment, severance, retention, consulting or other Contract between the Company, or any ERISA Affiliate, and any current or former employee, director or officer of the Company or any ERISA Affiliate other than offer letters used in the Company’s ordinary course of business that do not provide for severance or other payments after termination of employment or acceleration of any equity award or termination letters or Contracts with respect to former employees entered into in the ordinary course of business prior to the date hereof if the Company and its Subsidiaries have no further payment or other material obligations thereunder.

      SECTION 3.12     ERISA. (a) Each Company Plan is listed in Section 3.12(a) of the Company Letter. With respect to each Company Plan, the Company has made available to Parent a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS; (ii) each such Company Plan that has been reduced to writing and all amendments thereto; (iii) each trust, insurance or administrative Contract relating to each such Company Plan; (iv) a written summary of each unwritten Company Plan; (v) the most recent summary plan description or other written explanation of each Company Plan provided to participants; (vi) the most recent determination letter and request therefor, if any, issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code; (vii) any request for a determination currently pending before the IRS; and (viii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding controversy or audit. Each Company Plan complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations. Neither the Company nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any pension plan which is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any Company Multiemployer Plan (as hereinafter defined).

      (b) Except as listed in Section 3.12(b) of the Company Letter, with respect to the Company Plans, no event or set of circumstances has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any of its ERISA Affiliates or any Company Plan fiduciary are, or would reasonably be expected to be, subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable law, other than liabilities which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All Company Plans that are intended by their terms to be, or are otherwise treated by the Company as, qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending and the Company is not aware of any reason any such Company Plan is not so qualified in operation. Except as set forth in Section 3.12(b) of the Company Letter, neither the Company nor any of its ERISA Affiliates has any liability or obligation under any welfare plan or Contract to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

      (c) For purposes of this Agreement, (i) “Company Plan” means a “pension plan” (as defined in Section 3(2) of ERISA (other than a Company Multiemployer Plan)), a “welfare plan” (as defined in Section 3(1) of ERISA) or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, fringe benefit, insurance or other plan, arrangement or understanding, in each case established or maintained by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has contributed or otherwise may have any liability and (ii) “Company Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability.

      (d) Section 3.12(d) of the Company Letter contains a list, as of the date hereof, and the Company has heretofore made available to Parent a complete and correct copy, of all (i) severance (other than termination letters or Contracts with respect to former employees entered into in the ordinary course of business prior to the date hereof if the Company and its Subsidiaries have no further payment or other material obligations thereunder), employment and material consulting Contracts with employees and consultants of the Company and each of its ERISA Affiliates to which the Company is a party, (ii) severance programs and policies of the Company and each of its ERISA Affiliates with or relating to its employees and (iii) plans, programs, Contracts and other arrangements of the Company and each of its ERISA Affiliates with or relating to its current and former employees containing change of control or similar provisions.

      (e) Except as set forth in Section 3.12(e) of the Company Letter, the Company is not a party to any Contract that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the Merger or the Subsequent Merger.

      (f) With respect to each Company Plan not subject to United States law (a “Company Foreign Benefit Plan”), (i) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the reserve shown on the consolidated financial statements of the Company included in the Company SEC Documents for any unfunded Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) each Company Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities.

      (g) The Company, with respect to employees outside of the United States, (i) is not under any legal liability to pay pensions, gratuities, superannuation allowances or the like to any past or present directors, officers, employees or dependents of employees; (ii) has not made ex-gratia or voluntary payments by way of superannuation allowance or pension; and/or (iii) does not maintain any pension schemes or arrangements for payment of the pensions or death benefits or similar arrangements.

      SECTION 3.13     Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance with all applicable Worker Safety Laws and Environmental Laws, except for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.14     Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining Contract or, except as set forth in Section 3.14 of the Company Letter, any labor Contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the “Company Business Personnel”), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, except any such dispute, strike or work stoppage which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.15     Intellectual Property. (a) Except as set forth in Section 3.15(a) of the Company Letter, the Company and its Subsidiaries own or have a valid right to use all Intellectual Property Rights as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted or planned to be conducted by the Company and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      (b) Section 3.15(b) of the Company Letter contains a list as of the date hereof of (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing; (ii) all United States and material foreign patents and patent applications; and (iii) all material registered United States and foreign copyrights and pending applications to register the same, in each case owned by the Company and its Subsidiaries.

      (c) Except as set forth in the Company SEC Documents filed prior to the date of this Agreement or in Section 3.15(c) of the Company Letter, (i) as of the date of this Agreement, to the Knowledge of the Company, there are no actions, suits or claims or administrative proceedings or investigations pending or threatened that challenge or question the Intellectual Property Rights of the Company or any of its Subsidiaries and (ii) there are no actions, suits or claims, or administrative proceedings or investigations pending or, to the Knowledge of Company, threatened that challenge or question the Intellectual Property Rights of the Company or any of its Subsidiaries and that, if adversely decided, would, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.16     Opinion of Financial Advisor. The Company has received the opinion of Bear, Stearns & Co. Inc., as of the date hereof, to the effect that, as of the date hereof, the Per Share Merger Consideration is fair to the Company’s stockholders from a financial point of view.

      SECTION 3.17     State Takeover Statutes; Certain Charter Provisions. The Board of Directors of the Company has, to the extent such statutes are applicable, taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt Parent, its Subsidiaries and Affiliates, the Merger, the Subsequent Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL and Article EIGHTH of the Company Charter. To the Knowledge of the Company, no other state takeover statutes or charter or bylaw provisions are applicable to the Merger and/or the Subsequent Merger, this Agreement or the transactions contemplated hereby.

      SECTION 3.18     Required Vote of Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is required to approve and adopt this Agreement. No other vote of the securityholders of the Company is required by law, the Company Charter, the Company Bylaws or otherwise in order for the Company to consummate the Merger, the Subsequent Merger and the other transactions contemplated hereby.

      SECTION 3.19     Reorganization. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would, to the Knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. The Company does not have any knowledge of any fact or circumstance that, to the Knowledge of the Company, would prevent the Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

      SECTION 3.20     Brokers. No broker, investment banker or other Person, other than Bear, Stearns & Co. Inc., the fees and expenses of which will be paid by the Company (as reflected in an agreement between Bear, Stearns & Co. Inc. and the Company, dated March 23, 2004, a copy of which has been furnished to Parent), is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

      SECTION 3.21     Rights Agreement. The Company has amended the Rights Agreement to (i) render the Rights Agreement inapplicable to the Merger, the Subsequent Merger and the other transactions contemplated hereby and (ii) provide that none of Sub, Parent or any Affiliate of Parent shall be deemed an Acquiring Person (as defined in the Rights Agreement), the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and the Rights will not separate from the shares of Company Common Stock as a result of entering into this Agreement or consummating the Merger, the Subsequent Merger or any of the other transactions contemplated hereby.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

      SECTION 4.1     Conduct of Business Pending the Merger. (a) Except as expressly permitted by clauses (i) through (xix) of this Section 4.1(a), during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 4.1 of the Company Letter (with specific reference to the applicable subsection below), the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from wholly owned Subsidiaries of the Company, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement or issuances pursuant to options that are granted after the date of this Agreement in accordance with Section 4.1(a)(ii)(C), in each case, in accordance with their respective terms; (B) the issuance of shares of Company Common Stock pursuant to the Company Stock Purchase Plan in accordance with its current terms; (C) additional options to acquire shares of

Company Common Stock granted under the terms of any Company Stock Option Plan as in effect on the date hereof in the ordinary course of business consistent with past practice and which stock options have an exercise or purchase price at least equal to the fair market value of the Company Common Stock of the date of grant, provided that the aggregate number of shares of Company Common Stock issuable upon exercise of options granted pursuant to this Section 4.1(a)(ii)(C) following the date of this Agreement shall in no event exceed the number of shares of Company Common Stock set forth in Section 4.1(a)(ii)(C) of the Company Letter; (D) transfers or issuances of shares of any Subsidiary of the Company to the Company or any of its wholly-owned Subsidiaries; and (E) where required by applicable law, issuances of director qualifying shares in jurisdictions other than the United States; provided, however, that the Company shall take all actions necessary so that no option issued in accordance with clause (ii)(C) to any employee of the Company or any of its Subsidiaries who is hired after the date hereof shall accelerate in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement, including by reason of any subsequent termination of employment or service;

(iii) amend its certificate of incorporation or bylaws or other comparable organizational documents;

(iv) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business and not material to the Company and its Subsidiaries, taken as a whole;

(v) sell, transfer, lease, license (as licensor of Intellectual Property Rights of the Company), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases or licenses of inventory, products or services or licenses of Intellectual Property Rights associated with the sale of such products or services, in each case, in the ordinary course of business and not material to the Company and its Subsidiaries, taken as a whole;

(vi) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other Person, other than (A) indebtedness, loans, advances, capital contributions and investments between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries; (B) additional letters of credit under the Company’s existing facility not exceeding $5,000,000; (C) refinancings, refundings or replacements of indebtedness, guarantees and investments in existence on the date hereof, provided that the outstanding principal amount is not thereby increased; (D) relocation loans and advances of travel, relocation and other business expenses to employees, in each case, in the ordinary course of business and consistent with past practice; and (E) indemnification advances to directors and officers pursuant to applicable law, the Company Bylaws, and/or indemnification agreements existing as of the date hereof;

(vii) merge, liquidate, reorganize or restructure or otherwise alter in any fashion the corporate structure of the Company or any of its Subsidiaries;

(viii) enter into, adopt or amend any severance plan, Company Plan, Employee Agreement or material consulting Contract, except as required by applicable law, including the Company Stock Option Plans, other than any severance Contract with non-officer employees involving payments to any such employee not in excess of $100,000 individually (or $200,000 individually with respect to officers) or $1,000,000 in the aggregate with respect to all employees (including officers) so long as, in each case, such severance Contract is in the ordinary course of business consistent with past practice and contains a customary release from such employee to the benefit of the Company and its Subsidiaries;

(ix) increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not officers of the Company), other than as required by law, or a Contract or Company Plan existing on the date hereof, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee; provided, however, that prior to the Effective Time, the Company may implement a retention plan for the benefit of those employees of the Company and its Subsidiaries mutually selected by the Company and Parent, which shall provide for the payment of retention benefits to such employees in an aggregate amount not to exceed $3.65 million and payable 12 months after the Effective Time, or at such earlier time and subject to such other terms upon which the Company and Parent shall mutually agree;

(x) knowingly violate or knowingly fail to perform any obligation or duty imposed upon it or any Subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

(xi) make or adopt any change to its accounting methods, practices or policies (other than actions which are required to be taken by GAAP or under SEC rules, regulations or requirements and requirements communicated to the Company by its independent auditors);

(xii) prepare or file any Tax Return in a manner that is materially inconsistent with past practice or, on any such Tax Return, take any material position, make any material election or adopt any material method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; provided, however, that no covenant described in this Section 4.1(a) shall be deemed to be breached by reason of preparing or filing a Tax Return (or, on any Tax Return, taking any position, making any election, or adopting any method) consistent with a private letter ruling received by the Company from the IRS after the date hereof;

(xiii) settle or compromise any material federal, state, local or foreign income tax liability; provided, however, that no covenant described in this Section 4.1(a) shall be deemed to be breached by reason of a settlement or compromise of any Tax liability consistent with a private letter ruling received by the Company from the IRS after the date hereof;

(xiv) enter into any material Contract outside of the ordinary course of business or that if entered into on or prior to the date hereof would be required to be disclosed in the Company Letter pursuant to clause (i) (excluding Contracts described in Item 601(b)(10)(iii) of Regulation S-K) or any of clauses (vii) through (ix) of Section 3.11(a)(other than, with respect to Contracts described in clause (ix) of Section 3.11(a), any distribution Contract entered into in the ordinary course of business consistent with past practice with existing U.S. distributors of the Company or any of its Subsidiaries) or amend or terminate any Company Contract unless such amendment or termination is in the ordinary course of business and would not be materially adverse to the Company or any of its Subsidiaries;

(xv) enter into any Contract (A) that would, after the Effective Time, restrict Parent or any of its Subsidiaries (including the Company and its Subsidiaries) with respect to engaging in any line of business or conducting business in any geographical area (other than field of use or territorial restrictions of third party Intellectual Property Rights in licenses under which the Company or any of its Subsidiaries is the licensee and which are entered into in the ordinary course of business), (B) that obligates the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) to extend most favored nation pricing to any Person other than Contracts with such provisions that are entered into in the ordinary course of business consistent with the Company’s past practices, or (C) that imposes obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to non-solicitation of customers or suppliers or imposes exclusivity obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to any customer or supplier;

(xvi) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $1,000,000 or, in the aggregate, are in excess of $10,000,000;

(xvii) waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent Company SEC Documents filed prior to the date hereof, or incurred in the ordinary course of business consistent with past practice;

(xviii) initiate any material litigation or arbitration proceeding, settle or compromise any material litigation or arbitration proceeding or initiate, settle or compromise any claim involving intellectual property; or

(xix) authorize or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

      (b) During the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)(A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any capital stock of Parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (C) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities (other than pursuant to Contracts in existence on the date hereof or pursuant to any Parent Stock Plan);

(ii) amend the Parent Charter or the Parent Bylaws except as contemplated by clause (vi) below;

(iii) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof, other than acquisitions in which the fair market value of the total consideration (including the value of indebtedness acquired or assumed), determined as of the date of any definitive agreement relating thereto, does not exceed $100,000,000 in the aggregate and that would not prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby;

(iv) adopt a plan or agreement of complete or partial liquidation or dissolution of Parent;

(v) sell or transfer all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole;

(vi) increase, or take any action to increase, the size of the Board of Directors of Parent, except for adding up to four directors (three of which will be added to comply with Section 5.16); or

(vii) authorize or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

      Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Parent from adopting a stockholder rights plan (so long as any such plan shall not prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby) and issuing securities pursuant thereto or amending the Parent Charter to increase the number of shares authorized thereby.

      SECTION 4.2     No Solicitation. (a) From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall the Company authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of, any Takeover Proposal (as hereinafter defined); (ii) enter into any letter of intent or agreement with respect to any Takeover Proposal; or (iii) participate in any discussions or negotiations regarding, or furnish to any Third

Party (as hereinafter defined) any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) complying with Rules 14d-9 and 14e-2 under the Exchange Act or (B) furnishing non-public information regarding the Company to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide written Takeover Proposal by such Third Party, if and only to the extent that, with respect to clause (B) above, (1) such Takeover Proposal is or is reasonably likely to result in a Superior Proposal in the good faith judgment of the Board of Directors of the Company, after consultation with its outside financial advisors, (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Third Party, such Board of Directors receives from such Third Party an executed confidentiality agreement with provisions not less favorable to the Company than those contained in the Confidentiality Agreement (as hereinafter defined) and the Company provides 24 hours advance written notice to Parent of the identity of the Third Party or entity making, and the proposed terms and conditions of, such Takeover Proposal, (3) the Company shall have provided (or shall contemporaneously provide) to Parent a copy of all written materials delivered to the Third Party making the Takeover Proposal in connection with such Takeover Proposal and made available to Parent all materials and information made available to the Third Party making the Takeover Proposal in connection with such Takeover Proposal, in each case, only to the extent not previously provided or made available to the other parties hereto, and (4) the Company shall have fully complied with this Section 4.2. For purposes of this Agreement, (i) “Takeover Proposal” means any inquiry, offer or proposal by a Third Party relating to any Acquisition Transaction; (ii) “Acquisition Transaction” means any transaction or series of related transactions other than the Merger involving: (A) any acquisition or purchase from the Company by any Third Party of more than a 15% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of the Company and its Subsidiaries, taken as a whole, or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company; (iii) “Superior Proposal” means a bona fide binding written proposal reasonably capable of being consummated in the good faith judgment of the Board of Directors of the Company made by a Third Party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or in excess of 50% of the outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would cease to hold at least 50% of the equity interests in the surviving or resulting entity of such transaction, on terms that in the reasonable good faith judgment of the Board of Directors of Company, after consultation with its outside financial advisors, would cause the proposal, if consummated, to be more favorable to Company’s stockholders from a financial point of view than the Merger and the Subsequent Merger, taken together, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by either party to amend the terms of this Agreement); and (iv) “Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Parent and its Affiliates.

      (b) The Company agrees that it and its Subsidiaries shall, and the Company shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Third Party with respect to any Takeover Proposal. The Company shall advise Parent orally (within 48 hours) and in writing (as promptly as practicable) of (i) the receipt of any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal; (ii) the proposed terms and conditions of such Takeover Proposal; and (iii) the identity of the Third Party making any such Takeover Proposal or inquiry. The Company will keep Parent fully informed on a current basis of the status and details of any such Takeover Proposal or inquiry. The

Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Takeover Proposal to return or destroy all confidential information heretofore furnished to such Third Party by or on behalf of it or any of its Subsidiaries.

      SECTION 4.3     Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, the Company (a) shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Takeover Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent) and (b) agrees to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction; provided, that the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited by this Section 4.3, if, in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel of the Company, such action or inaction, as the case may be, would violate the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders.

      SECTION 4.4     Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries (including, without limitation, Sub and Sister Subsidiary) shall take or fail to take any action which action or failure would, to its knowledge, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise cause counsel to be unable to render the tax opinions set forth in Section 6.2(b) or 6.3(b); provided, that nothing herein shall require any party to agree to amend the terms of this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

      SECTION 5.1     Stockholder Meetings. (a) The Company and Parent will each, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of stockholders (respectively, the “Company Stockholder Meeting” and the “Parent Stockholder Meeting” and, collectively, the “Stockholder Meetings” and, individually a “Stockholder Meeting”) to be held as promptly as practicable after the declaration of effectiveness of the Registration Statement for the purpose of the Company’s stockholders duly approving and adopting this Agreement, in the case of the Company (the “Company Stockholder Approval”), and Parent’s stockholders duly approving the Share Issuance, in the case of Parent (the “Parent Stockholder Approval”). The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day. Each of Parent and the Company shall ensure that its respective Stockholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its respective Stockholder Meeting are solicited in compliance with the DGCL, its certificate of incorporation and bylaws, the rules of Nasdaq and all other applicable laws, as applicable.

      (b) Parent shall, through its Board of Directors, recommend to its stockholders approval of the Share Issuance, shall use all reasonable efforts to solicit such approval by its stockholders and such Board of Directors or committee thereof shall not withhold, withdraw, qualify, amend or modify in a manner adverse to the Company such recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interest of Parent and its stockholders or resolve or propose to do any of the foregoing, except if in the good faith judgment of Parent’s Board of Directors, after consultation with the outside counsel of Parent, the making of, or the failure to withhold, withdraw, qualify, amend or modify, such recommendation would violate the fiduciary duties of such Board of Directors to Parent’s stockholders under applicable law. Parent agrees to submit the Share Issuance to its stockholders for approval whether or not the Board of Directors of Parent determines at any time subsequent to the date hereof that the Share Issuance is no longer advisable and recommends that the stockholders of Parent reject it.

      (c) The Company shall, through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement, shall use all reasonable efforts to solicit such approval and adoption by its stockholders and such Board of Directors or committee thereof shall not withhold, withdraw, qualify, amend or modify in a manner adverse to Parent such recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interest of the Company and its stockholders or resolve or propose to do any of the foregoing, except if (i) the Company has complied with Section 4.2 and (ii) in the good faith judgment of the Company’s Board of Directors, after consultation with the outside counsel of the Company, the making of, or the failure to withhold, withdraw, qualify, amend or modify, such recommendation would violate the fiduciary duties of such Board of Directors to the Company’s stockholders under applicable law. The Company agrees to submit this Agreement to its stockholders for approval and adoption whether or not the Board of Directors of the Company determines at any time subsequent to the date hereof that this Agreement is no longer advisable and recommends that the stockholders of the Company reject it.

      SECTION 5.2     Preparation of the Registration Statement and the Joint Proxy Statement. As promptly as practicable after the date of this Agreement (and within thirty (30) days if reasonably possible), the Company and Parent shall promptly prepare and file with the SEC the Joint Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall promptly respond to any comments from the SEC and shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Joint Proxy Statement. Whenever any event occurs which, in the good faith judgment of Parent or the Company, as the case may be, is required to be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to stockholders of Parent and/or the Company, such amendment or supplement. Parent shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and the Joint Proxy Statement, and any amendment or supplement thereto, prior to filing such with the SEC, and will provide the Company with a copy of such filings made with the SEC. The Company will reasonably cooperate with Parent with respect to such filings. As promptly as practicable after the Registration Statement shall have become effective, each of Parent and the Company shall distribute the Joint Proxy Statement to its respective stockholders. Parent shall also take any actions reasonably required to be taken under applicable state securities laws in connection with the Share Issuance.

      SECTION 5.3     Access to Information. Subject to currently existing contractual and legal restrictions applicable to Parent or to the Company or any of their respective Subsidiaries, as the case may be, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, upon reasonable notice, afford to the accountants, counsel, financial advisors and other representatives of the other reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from the date of this Agreement through the Effective Time, all of its employees, properties, books, contracts, commitments and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other may reasonably request; provided, however, that either the Company or Parent, as the case may be, may restrict the foregoing access to the extent that disclosure of any such information or document would result in the loss of the attorney-client privilege. All requests for information and access made pursuant to this Section 5.3 shall be directed to an executive officer of either Parent or the Company, as applicable, or such person as may be designated by its executive officers. No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained pursuant to this Section 5.3 shall be kept confidential and used only in accordance with the Confidentiality Agreement, dated April 28, 2003, between Parent and the Company (the “Confidentiality Agreement”).

      SECTION 5.4     Compliance with the Securities Act. Section 5.4 of the Company Letter contains a list identifying all Persons who, as of the date hereof, may be deemed to be “affiliates” of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”). The Company shall use its reasonable best efforts to cause each Person who is identified as a Rule 145 Affiliate in such list to deliver to Parent within 30 days of the date hereof a written agreement in substantially the form of Exhibit A hereto (the “Company Affiliate Letter”), executed by each of such Persons identified in the foregoing list. Prior to the Effective Time, the Company shall amend and supplement Section 5.4 of the Company Letter so as to identify all of the Company’s Rule 145 Affiliates as of immediately prior to the Effective Time and use its reasonable best efforts to cause each additional Person who is identified as a Rule 145 Affiliate of the Company to execute the Company Affiliate Letter. Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by affiliates of the Company pursuant to this Agreement and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Letter.

      SECTION 5.5     Current Nasdaq Quotation. Each of Parent and the Company shall use its reasonable best efforts to continue the quotation of the Parent Common Stock and the Company Common Stock on Nasdaq, respectively, during the term of this Agreement.

      SECTION 5.6     Fees and Expenses. (a) Except as provided in this Section 5.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger, the Subsequent Merger and the other transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, provided that all printing expenses and all filing fees (including filing fees under the Securities Act, the Exchange Act and the HSR Act) shall be divided equally between Parent and the Company.

      (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by the Company or Parent pursuant to Section 7.1(e) and a Takeover Proposal existed between the date hereof and the date of the termination of this Agreement, (ii) by Parent pursuant to Section 7.1(g) or (iii) by the Company pursuant to Section 7.1(h), then, in each case, the Company shall (without prejudice to any other rights Parent may have against the Company for breach of this Agreement) reimburse Parent upon demand by wire transfer of immediately available funds to an account specified in writing by Parent for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent in connection with this Agreement, the Merger, the Subsequent Merger and the other transactions contemplated herein (other than wages, salaries or employee benefits paid or due to employees of Parent or any of its Affiliates), including all fees and expenses of counsel, investment banking firms, accountants and consultants; provided, however, that the Company shall not be obligated to make payments pursuant to this Section 5.6(b) in excess of $10,000,000 in the aggregate.

      (c) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e) and a Takeover Proposal existed between the date hereof and the date of the termination of this Agreement and, concurrently with or within twelve months after any such termination a Company Acquisition Transaction occurs or the Company or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Company Acquisition Transaction, (ii) this Agreement is terminated by Parent pursuant to Section 7.1(g) or (iii) this Agreement is terminated by the Company pursuant to Section 7.1(h), then, in each case, the Company shall (in addition to any obligation under Section 5.6(b) and without prejudice to any other rights that Parent may have against the Company for a breach of this Agreement) pay to Parent a fee (the “Termination Fee”) of $57,600,000 by wire transfer of immediately available funds to an account specified in writing by Parent, such payment to be made promptly, but in no event later than, in the case of clause (i), the earlier to occur of such Company Acquisition Transaction and the entry into such letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a Company Acquisition Transaction , in the case of clause (ii), one business day after such termination, or, in the case of clause (iii), on the date of such termination.

      (d) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(i) or Section 7.1(j), then Parent shall (without prejudice to any other rights the Company may have against Parent for breach of this Agreement) reimburse the Company upon demand by wire transfer of immediately available funds to an account specified in writing by the Company for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of the Company or any Affiliate of the Company in connection with this Agreement, the Merger, the Subsequent Merger and the other transactions contemplated herein (other than wages, salaries or employee benefits paid or due to employees of the Company or any of its Affiliates), including all fees and expenses of counsel, investment banking firms, accountants and consultants; provided, however, that Parent shall not be obligated to make payments pursuant to this Section 5.6(d) in excess of $10,000,000 in the aggregate.

      (e) (i) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(i), then Parent shall (in addition to any obligation under Section 5.6(d) and without prejudice to any other rights that the Company may have against Parent for a breach of this Agreement) pay to the Company a fee of $57,600,000 upon demand by wire transfer of immediately available funds to an account specified in writing by the Company.

      (ii) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(j), then Parent shall (in addition to any obligation under Section 5.6(d) and without prejudice to any other rights the Company may have against Parent for breach of this Agreement) pay to the Company a fee of $28,800,000 by wire transfer of immediately available funds to an account specified in writing by the Company, such payment to be made promptly, but in no event later than one business day after such termination.

      (f) Each of the parties hereto acknowledges that the agreements contained in Sections 5.6(b), 5.6(c), 5.6(d) and 5.6(e) are an integral part of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, and that, without these agreements the Company or Parent, as the case may be, would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amounts due pursuant to Sections 5.6(b) and 5.6(c) or Sections 5.6(d) and 5.6(e), as the case may be, and, in order to obtain such payment Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for any of the amounts set forth in Sections 5.6(b) and 5.6(c) or Sections 5.6(d)and 5.6(e), as the case may be, such other party shall pay to Parent or the Company, as the case may be, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to Sections 5.6(b) and 5.6(c) or Sections 5.6(d) and 5.6(e), as the case may be, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

      (g) For purposes of this Section 5.6, “Company Acquisition Transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by the Company or any of its Subsidiaries of assets representing in excess of twenty percent (20%) of the aggregate fair market value of the assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any Third Party (including by way of a tender offer or an exchange offer or issuance by the party or Third Party), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of twenty percent (20%) of the voting power of the then-outstanding shares of capital stock of the Company.

      For purposes of this Section 5.6, each of the parties hereto acknowledges that this Agreement may only be deemed to be terminated by a party hereto pursuant to a single subsection of Section 7.1.

      SECTION 5.7     Company Stock Plans and Company Stock Purchase Plan.

      (a) Not later than the Effective Time, each Company Stock Option (and related stock appreciation right (“SAR”)) which is outstanding immediately prior to the Effective Time pursuant to the Company Stock Option Plans shall be assumed by Parent and become and represent an option and related SAR to purchase the number of shares of Parent Common Stock (a “Substitute Option”) (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Option Exchange Ratio (as hereinafter defined), at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Company Common Stock under such Company Stock Option immediately prior to the Effective Time divided by the Option Exchange Ratio. After the Effective Time, except as provided above in this Section 5.7, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable under the related Company Stock Option immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Merger and the Subsequent Merger. The Company shall take all necessary action to implement and make effective the provisions of this Section 5.7. For purposes of this Agreement, the “Option Exchange Ratio” means the sum of (A) the Exchange Ratio plus (B) a ratio, the numerator of which is the Per Share Cash Consideration and the denominator of which is the average of the last reported sale price per share of Parent Common Stock on Nasdaq on each of the 10 trading days immediately preceding the Effective Time. For purposes of this Section 5.7 and Section 5.17, “Company Stock Options” shall include any options to acquire Company Common Stock granted in accordance with Section 4.1(a)(ii)(C).

      (b) As of the Effective Time, all Unvested Share Restrictions (as hereinafter defined), including all repurchase and forfeiture rights held by the Company, with respect to each Unvested Company Share (as hereinafter defined) shall be and hereby are assigned to Parent, and the shares of Parent Common Stock issued and the cash paid upon the conversion of the Unvested Company Shares in the Merger shall continue to be unvested and subject to the same Unvested Share Restrictions which applied to such Unvested Company Shares immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Merger and the Subsequent Merger. The certificates representing such shares of Parent Common Stock shall accordingly be marked with appropriate legends noting such Unvested Share Restrictions. The Company shall take all actions necessary to ensure that, from and after the Effective Time, Parent (or its assignee) shall be entitled to exercise the rights held by the Company immediately prior to the Effective Time with respect to all Unvested Share Restrictions. For purposes of this Agreement, (i) “Unvested Company Share” means each outstanding share of Company Common Stock issued under a Company Stock Option Plan or otherwise which is subject to any Unvested Share Restrictions and (ii) “Unvested Share Restrictions” means all repurchase, cancellation, forfeiture, vesting and other conditions or restrictions applicable to an Unvested Company Share.

      (c) Within ten (10) business days after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Parent Common Stock subject to Substitute Options or shall cause Substitute Options to be deemed to be issued pursuant to a Parent Stock Plan for which a sufficient number of shares of Parent Common Stock have been previously registered pursuant to an appropriate registration form.

      (d) Parent, in its sole discretion, upon at least 10 days prior written notice to the Company, may require the Company to cause the Company Stock Purchase Plan and all rights thereunder to be suspended immediately following the close of any Purchase Interval (as such term is defined in the Company Stock Purchase Plan) ending after the date hereof, with the effect of such suspension being that no offering period and no Purchase Interval shall commence or continue under such plan during the period of such suspension.

      SECTION 5.8     Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) causing the conditions precedent set forth in Article VI to be satisfied; (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and from Persons other than Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (iii) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement, the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution or delivery of any additional instruments reasonably necessary to consummate the Merger, the Subsequent Merger and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement.

      (b) Each of Parent and the Company shall notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant hereto, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

      (c) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

      (d) Notwithstanding anything to the contrary contained in this Agreement, (i) neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries or Affiliates, unless such action or actions would not, individually or in the aggregate, reasonably be expected to materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger and the Subsequent Merger, or have a Material Adverse Effect on Parent and (ii) the Company shall not, without Parent’s prior written consent, take or agree to take any such action.

      (e) At or prior to the Effective Time, the Company shall deliver to Parent all consents, waivers or approvals obtained by the Company with respect to the consummation of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement.

      SECTION 5.9     Public Announcements. The initial press release concerning the Merger shall be a joint press release of Parent and the Company. Thereafter, Parent and the Company will not issue any press release with respect to the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or the rules of Nasdaq.

      SECTION 5.10     State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation shall become applicable to the Merger, the Subsequent Merger or any of the other transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Merger, the Subsequent Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the Merger, the Subsequent Merger and the other transactions contemplated hereby.

      SECTION 5.11     Indemnification; Directors and Officers Insurance.

      (a) Subject to applicable law, for six years from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, (i) fulfill and honor in all respects the obligations of the Company for indemnification and advancement of expenses in favor of each past and present officer and director of the Company (each, an “Indemnified Party”) under the Company Charter, the Company Bylaws or any indemnification agreement set forth in Section 5.11 of the Company Letter to which such Indemnified Party is a party and (ii) shall indemnify and hold harmless each Indemnified Party against any costs or expenses

(including but not limited to reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, a “Proceeding”), whether asserted or claimed prior to, at or after the Effective Time, if and whenever such Indemnified Party is or was a party to or a subject of, or is threatened to be made a party to or a subject of, such Proceeding arising out of or pertaining to acts or omissions or alleged acts or omissions of the Indemnified Party occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in his or her capacity as an officer or director of the Company or its wholly-owned Subsidiaries, to the fullest extent permitted under the DGCL (and Parent shall also advance expenses to each Indemnified Party as incurred to the fullest extent permitted by the DGCL, provided that Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such expenses can not be reimbursed or indemnified under the DGCL to the extent such undertaking is required by the DGCL). The provisions of Section 5.11(a)(ii) shall not require Parent to indemnify an Indemnified Party hereunder in connection with a Proceeding commenced by such Indemnified Party.

      (b) Parent shall provide and maintain in effect, or shall cause the Surviving Corporation to provide and maintain in effect, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof an insurance and indemnification policy that provides coverage for acts or omissions occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (the “D&O Insurance”) that is at least as favorable (with respect to coverage, amounts, limits, deductibles and conditions) to the Company’s existing policy; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 200% of the Company’s Current Premium, then Parent shall maintain the maximum amount of coverage under a policy having the same deductible as is available for such 200% of the Company’s Current Premium. The Company represents and warrants to Parent that the Company’s Current Premium is $1,240,000. Notwithstanding the foregoing, Parent shall use its reasonable best efforts to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy, provided that the cost of such tail coverage does not exceed $3 million. If Parent is unable to obtain such tail policy, Parent shall provide the Company with notice thereof at least 5 business days prior to the Effective Time. If the Company receives such notice from Parent, the Company may purchase such tail policy, provided that the cost of such tail coverage does not exceed $3 million. Such tail policy shall satisfy Parent’s and the Surviving Corporation’s obligations under the provisions of this Section 5.11(b).

      (c) The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and estates and such provisions may not be terminated or amended in any manner adverse to the interests of such Person without his or her prior consent.

      (d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation is made against an Indemnified Party, for which such Indemnified Party is entitled to indemnification hereunder, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect, solely with respect to such matters, until the final disposition of such claim, action, suit, proceeding or investigation.

      (e) In the event the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) transfers all or substantially all of its properties to any Person, then, and in each case, to the extent necessary to effect such assumption, proper provision shall be made so that the successors and assigns of the Parent and the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.11.

      SECTION 5.12     Notification of Certain Matters. Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it has Knowledge and which would be reasonably likely to cause (x) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement of the notifying party contained in this Agreement not to be complied with or satisfied in all material respects, (ii) any material failure of the notifying party to comply in a timely manner with or satisfy any material covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change, event or effect which would, individually or in the aggregate, have a Material Adverse Effect on the notifying party; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that a failure to comply with this Section 5.12 shall not cause the failure of any condition set forth in Article VI to be satisfied unless the underlying untruth, inaccuracy, noncompliance, failure or Material Adverse Effect would independently result in the failure of a condition set forth in Article VI to be satisfied.

      SECTION 5.13     Employee Benefit Plans and Agreements. (a) Parent agrees that it will cause the Surviving Corporation from and after the Effective Time to honor all Company Plans and all employment, severance and change in control agreements entered into by the Company prior to the date hereof and described in Section 3.12 of the Company Letter; provided, however, that, except as provided in this Section 5.13, nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Corporation to amend or terminate any Company Plan or any other individual employee benefit plan, program, Contract or policy (provided that such amendment or termination is permitted by its terms) or as requiring Parent or the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract. Except as otherwise provided herein, following the Effective Time and continuing at least until December 31, 2004, employees of the Company and its Subsidiaries (i) shall continue to participate in all “welfare plans” and “pension plans,” as such terms are defined in Sections 3(1) and 3(2), respectively, of ERISA, which are maintained by the Company and in effect immediately prior to the Effective Time and (ii) shall be eligible for benefits other than those described in clause (i) (“Non-ERISA Benefits”) which in the aggregate are substantially comparable to the Non-ERISA Benefits provided by the Company immediately prior to the Effective Time; provided, however, that the employee stock purchase plans maintained by Parent and the Company shall be deemed comparable to each other for this purpose. After December 31, 2004, employees of the Company and its Subsidiaries shall be eligible for the Parent Plans on the same terms as such plans and arrangements are generally offered from time to time to employees of Parent and its Subsidiaries in comparable positions.

      (b) Parent shall cause each Parent Plan covering employees of the Company or its Subsidiaries to recognize prior service of such employees with the Company and its Subsidiaries or their predecessors (to the extent recognized under the analogous Company Plans) as service with Parent and its Subsidiaries for purposes of eligibility (including eligibility for early retirement benefits) and vesting (but not benefit accrual) under any Parent Plan that is a “pension plan” (as defined in Section 3(2) of ERISA).

      (c) To the extent any employee of the Company or its Subsidiaries first becomes eligible to participate in a Parent Plan that is a “welfare plan,” as defined in Section 3(1) of ERISA, after January 1, 2005, Parent shall take such action as is appropriate to effect the integration of such employee into such Parent Plan, which shall include (i) waiving all pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable to such employee and his or her eligible dependents under such Parent Plan, except to the extent such pre-existing conditions or waiting periods applied immediately prior thereto under the analogous Company Plan and (ii) providing such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such Parent Plan under an analogous Company Plan (to the same extent that such credit was given under such Company Plan) in satisfying any applicable deductible or annual maximum out-of-pocket requirements under such Parent Plan.

      (d) Following the Effective Time, employees of the Company and its Subsidiaries shall accrue vacation under a policy maintained by Parent for employees in comparable positions; provided, however, that no such employee shall accrue vacation at a rate less than the rate at which such employee was accruing vacation for the calendar year in which the Effective Time occurs under the policy maintained by the Company.

      (e) The employee sabbatical program maintained by the Company immediately prior to the Effective Time (the “Sabbatical Program”) shall terminate as of the Effective Time and, in lieu of the benefits otherwise provided thereunder, and subject to the terms and conditions set forth in this Section 5.13(e), Parent shall cause the Surviving Corporation to make cash payments to employees who are eligible to participate in the Sabbatical Program as of the date hereof, based on the years of eligibility service which they have accrued under the terms and conditions of the Sabbatical Program immediately prior to the Effective Time (including the method of crediting service applicable to former employees of Marconi Communications, Inc. or its Affiliates (“Marconi”) pursuant to the terms of the Asset Sale Agreement, dated January 5, 2004, as amended, between Parent and Marconi). If an eligible employee has accrued five or more years of eligibility service as of the Effective Time, then such employee shall receive a cash payment, not later than 30 days after the Effective Time, in an amount equal to six times such employee’s weekly rate of base pay. If an eligible employee has accrued fewer than five years of eligibility service as of the Effective Time, then such employee shall receive a cash payment in an amount equal to the product of (i) six times the employee’s weekly rate of base pay and (ii) a fraction, the numerator of which is the number of months of eligibility service credited to such employee under the Sabbatical Program immediately prior to the Effective Time, rounded up to the nearest whole month, and the denominator of which is 60; provided, however, that such payment shall be subject to, and payable within 30 days after, such employee’s (x) continuous employment by Parent or any of its Affiliates through the 12-month anniversary of the Effective Time or (y) the termination of such employment prior to the 12-month anniversary of the Effective Time due to an involuntary termination by Parent or any of its Affiliates (other than as a result of death, disability or for cause) or a voluntary termination by such employee for “good reason” or pursuant to a “qualifying resignation” (as defined in the severance plan or agreement pursuant to which such employee is eligible for severance benefits). No employee shall receive a cash payment pursuant to this Section 5.13(e) in excess of six times such employee’s weekly rate of base pay.

      (f) Parent shall cause the Surviving Corporation (or any successor thereto) (i) to maintain the Company’s Change-in-Control Severance Plan, as in effect on the date hereof, for a period not less than six months after the Effective Time, and (ii) to maintain the severance plan and agreements applicable to former employees of Marconi, as set forth in Section 5.13(f) of the Company Letter, through December 31, 2004.

      (g) Parent shall cause the Surviving Corporation (or any successor thereto) to pay the cash bonuses under the terms of the Company’s Management Incentive Plan (the “MIP”) for the year ending December 31, 2004, and each of the quarters ending therein, to those persons employed by the Company or its Subsidiaries immediately before the Effective Time and who are eligible thereunder, equal to a percentage of base salary based upon actual performance (provided, that Parent shall be entitled to make such adjustments in the performance goals of the MIP as it shall deem appropriate in light of any changes in circumstance following the Effective Time that do not materially reduce either the amount as a percentage of base compensation or the likelihood of achievement of the goals). Notwithstanding anything to the contrary contained herein, any employee whose employment terminates prior to December 31, 2004 due to an involuntary termination by Parent or any of its Affiliates (other than as a result of death, disability or for cause) or a voluntary termination by such employee for “good reason” or pursuant to a “qualifying resignation” (as defined in the severance plan or agreement pursuant to which such employee is eligible for severance benefits) shall be entitled to (i) a prorated bonus for the quarter during which the employee’s employment terminates, based on the employee’s period of employment during such quarter, (ii) the bonus earned for any prior quarter during 2004 but not yet paid and (iii) a prorated bonus for the “fifth quarter,” within the meaning of the MIP, based on the employee’s period of employment during 2004, and in each case based on the employee’s annualized base salary and the achievement of actual performance goals. Bonus payments pursuant to this Section 5.13 shall be in addition to any benefits to which the employee is entitled under any applicable severance plan or agreement.

      SECTION 5.14     Nasdaq. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time. The Surviving Corporation shall use its reasonable best efforts to cause its shares of Common Stock and associated Rights to no longer be quoted on Nasdaq and to be de-registered under the Exchange Act as soon as practicable following the Effective Time.

      SECTION 5.15     Rights Agreement. Without the prior written consent of Parent, the Company shall not redeem the Rights issued under the Rights Agreement or amend or terminate the Rights Agreement prior to the Effective Time unless required to do so by a court of competent jurisdiction.

      SECTION 5.16     Board of Directors Representative. Immediately after the Effective Time, Parent shall appoint John A. Schofield, William L. Keever and Frank Ianna, or such other three persons to be agreed upon by Parent and the Company prior to the Effective Time, to the Board of Directors of Parent, as a Class I director, a Class II director and a Class III director, respectively. Prior to such appointment, the Board of Directors of Parent shall take all necessary action to increase the size of the Board of Directors of Parent as necessary to comply with the foregoing sentence.

      SECTION 5.17     Section 16 Matters. The Board of Directors of the Company and Parent shall, prior to the Effective Time, to the extent permitted by law, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) to exempt (i) the conversion of Company Common Stock into cash or Parent Common Stock and the conversion of Company Stock Options into Substitute Options and (ii) the acquisition of Parent Common Stock and the right to receive Parent Common Stock (including pursuant to Substitute Options) pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

      SECTION 6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by Parent and the Company at or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable law and the Company Charter and the Company Bylaws and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable rules of Nasdaq, applicable law and the Parent Charter and the Parent Bylaws.

(b) Quotation of Stock. The Parent Common Stock issuable in the Merger shall have been authorized for quotation on Nasdaq, subject to official notice of issuance.

(c) Certain Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(ii) All other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other transactions contemplated hereby illegal or would, individually or in the aggregate, have a Material Adverse Effect on Parent (assuming the Merger and the Subsequent Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. All necessary state securities or Blue Sky authorizations (including State Takeover Approvals) shall have been received.

(e) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect prohibiting or having the effect of making illegal the consummation of the Merger or the Subsequent Merger (collectively, an “Order”) and no Governmental Entity shall have instituted any proceeding that is pending seeking such an Order.

      SECTION 6.2     Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Closing Date of the following additional conditions:

(a) Performance of Obligations; Representations and Warranties. (i) Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) each of the representations and warranties of Parent and Sub contained in Section 2.2 (Capital Structure), Section 2.3 (Authority), Section 2.6 (Registration Statement and Joint Proxy Statement), Section 2.17 (Required Vote of Parent Stockholders) and Section 2.20 (Operations of Sub) shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date); and (iii) each of the representations and warranties of Parent and Sub contained in this Agreement (other than those contained in the preceding clause), when read without any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have a Material Adverse Effect on Parent or reasonably be likely to materially adversely affect the ability of Parent to effect the Merger in accordance with this Agreement, in the case of each of clauses (ii) and (iii) of this Section 6.2(a) except as contemplated or permitted by this Agreement, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

(b) Tax Opinion. The Company shall have received an opinion of Pillsbury Winthrop LLP, in form and substance reasonably satisfactory to the Company, dated the Closing Date, to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date, for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by a holder of Company Common Stock upon the exchange of a share of Company Common Stock (together with the associated Rights) for the Per Share Merger Consideration received therefor pursuant to the Merger, except that gain will be recognized to the extent of the Per Share Cash Consideration received and except that gain or loss may be recognized with respect to cash received in lieu of fractional shares of Parent Common Stock. The parties to this Agreement agree to make reasonable representations (and Parent shall cause Sister Subsidiary to make reasonable representations) as may be requested by Pillsbury Winthrop LLP for purposes of rendering such opinions, and in rendering such opinions, Pillsbury Winthrop LLP may rely upon such representations.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

      SECTION 6.3     Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Closing Date of the following additional conditions:

(a) Performance of Obligations; Representations and Warranties. (i) The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) each of the representations and warranties of the Company contained in Section 3.2 (Capital Structure), Section 3.3 (Authority), Section 3.6 (Registration Statement and Joint Proxy Statement), Section 3.11(a)(ii) (Certain Agreements) (only insofar as such representation and warranty relates to contractual provisions that would be binding on Parent and its Subsidiaries (other than the Company and its Subsidiaries) after the Merger and the Subsequent Merger), Section 3.17 (State Takeover Statutes; Certain Charter Provisions), Section 3.18 (Required Vote of Company Stockholders) and Section 3.21 (Rights Agreement) shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date); and (iii) each of the representations and warranties of the Company contained in this Agreement (other than those contained in the preceding clause), when read without any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have a Material Adverse Effect on the Company or reasonably be likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement, in the case of each of clauses (ii) and (iii) of this Section 6.3(a) except as contemplated or permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

(b) Tax Opinion. Parent shall have received an opinion of Sidley Austin Brown & Wood LLP, in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date, for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by a holder of Company Common Stock upon the exchange of a share of Company Common Stock (together with the associated Rights) for the Per Share Merger Consideration received therefor pursuant to the Merger, except that gain will be recognized to the extent of the Per Share Cash Consideration received and except that gain or loss may be recognized with respect to cash received in lieu of fractional shares of Parent Common Stock. The parties to this Agreement agree to make reasonable representations (and Parent shall cause Sister Subsidiary to make reasonable representations ) as may be requested by Sidley Austin Brown & Wood LLP for purposes of rendering such opinions, and in rendering such opinions, Sidley Austin Brown & Wood LLP may rely upon such representations.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

(d) Rights Agreement. The Rights shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of the Rights Agreement.

(e) Dissenting Stockholders. The Dissenting Shares shall include no more than ten percent (10%) of the shares of Company Common Stock outstanding immediately prior to the Effective Time. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

      SECTION 7.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent:

(a) by mutual written consent of Parent and the Company;

(b) by Parent if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 6.3(a) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company;

(c) by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Parent or Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 6.2(a) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent;

(d) by either Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on November 19, 2004 (the “End Date”) (which date may be extended by Parent or the Company from time to time by written notice to the other to a date not later than February 19, 2005 if the Merger shall not have been consummated as a result of the failure to satisfy the condition set forth in Section 6.1(c)(i) so long as all other conditions to closing shall have been satisfied or waived); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the Merger or the Subsequent Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(e) by either Parent or the Company if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if the Company has not complied with its obligations under Sections 4.2, 5.1 and 5.2 or has otherwise breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Company Stockholder Approval at the Company Stockholder Meeting;

(f) by Parent or the Company if the Parent Stockholder Approval is not obtained at the Parent Stockholder Meeting or at any adjournment or postponement thereof; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if Parent has not complied with its obligations under Sections 5.1 and 5.2 or has otherwise breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting; or

(g) by Parent if at any time prior to the time when the Company Stockholder Approval has been obtained, (i) the Board of Directors of the Company shall not have recommended, or such Board of Directors or a committee thereof shall have resolved not to recommend, or shall have qualified, modified, amended or withdrawn such Board of Directors’ recommendation of the approval and adoption of this Agreement or the declaration that this Agreement and the Merger are advisable and fair to and in the best interest of the Company and its stockholders in a manner adverse to Parent or shall have taken any other action or made any other statement in connection with the Company Stockholder Meeting inconsistent with such recommendation or declaration or shall have resolved or proposed to do any of the foregoing; (ii) the Board of Directors of the Company or any committee thereof shall have recommended to the stockholders of the Company any Takeover Proposal or shall have resolved to do so; or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within 10 business days of such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

(h) by the Company if (A) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, (B) Parent does not make, within five days of receipt of the Company’s written notification of its intention to enter into a definitive agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in its reasonable good faith judgment after consultation with its financial advisors, is at least as favorable, from a financial point of view, to stockholders of the Company and (C) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee provided for in Section 5.6(c). The Company agrees (x) that it will not enter into a definitive agreement referred to in clause (A) above earlier than the sixth day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification;

(i) by the Company if a Parent Acquisition Transaction occurs or Parent or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Parent Acquisition Transaction; provided, however, that the Company shall only be entitled to terminate this Agreement pursuant to this Section 7.1(i) for a period of ten (10) days from the earlier to occur of such a Parent Acquisition Transaction and the public announcement of the entry into such letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such Parent Acquisition Transaction; for purposes of this Section 7.1(i), “Parent Acquisition Transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent, pursuant to which the stockholders of Parent, immediately preceding such transaction or series of transactions hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by Parent or any of its Subsidiaries of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the assets of Parent and its Subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any Third Party (including by way of a tender offer or an exchange offer or issuance by the party or such Third Party), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then-outstanding shares of capital stock of Parent;

(j) by the Company if at any time prior to the time when the Parent Stockholder Approval has been obtained, the Board of Directors of Parent shall not have recommended, or such Board of Directors or a committee thereof shall have resolved not to recommend, or shall have qualified, modified, amended or withdrawn such Board of Directors’ recommendation of the approval of the Share Issuance or the declaration that this Agreement and the Merger are advisable and fair to and in the best interest of Parent and its stockholders in a manner adverse to the Company or shall have taken any other action or made any other statement in connection with the Parent Stockholder Meeting inconsistent with such recommendation or declaration or shall have resolved or proposed to do any of the foregoing;

      The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

      SECTION 7.2     Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of termination by the terminating party to the other parties hereto (except in the case of a termination pursuant to Section 7.1(a) which will be effective upon the written consent of both Parent and the Company). In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers, directors, employees, agents, advisors or other representatives (except for the last sentence of Section 5.3, the entirety of Section 5.6 and the entirety of Article VIII which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

      SECTION 7.3     Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      SECTION 7.4     Waiver. At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and/or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

      SECTION 8.1     Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

      SECTION 8.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or on the business day received (or the next business day if received after 5 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Sub, to

Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, Illinois 60563
Attention: General Counsel
Facsimile No.: (630) 798-3231

with a copy to:

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
Attention: Imad I. Qasim
Facsimile No.: (312) 853-7036

(b) if to the Company, to

Advanced Fibre Communications, Inc.
1465 N. McDowell Blvd.
Petaluma, California 94954
Attention: General Counsel
Facsimile No.: (707)-792-4048

with a copy to:

Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
Attention: Blair W. White
Facsimile No.:(415) 983-1200

      SECTION 8.3     Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

      SECTION 8.4     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      SECTION 8.5     Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in the last sentence of Section 5.3, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.11, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      SECTION 8.6     Governing Law and Venue; Waiver of Jury Trial.

      (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger, the Subsequent Merger and the other transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

      (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE SUBSEQUENT MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

      SECTION 8.7     Assignment. Subject to Section 1.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

      SECTION 8.8     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Merger, the Subsequent Merger and the other transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

      SECTION 8.9     Enforcement of this Agreement. In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at law or in equity (including damages, specific performance or other injunctive relief) in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached.

* * * *

      IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

TELLABS, INC.

By:	/s/ KRISH A. PRABHU

Name: Krish A. Prabhu

Title:	Chief Executive Officer and President

CHARDONNAY MERGER CORP.

By:	/s/ KRISH A. PRABHU

Name: Krish A. Prabhu

Title:	President

ADVANCED FIBRE COMMUNICATIONS, INC.

By:	/s/ JOHN A. SCHOFIELD

Name: John A. Schofield

Title:	Chief Executive Officer and President

[Letterhead of Credit Suisse First Boston LLC]
ANNEX B

May 19, 2004

Board of Directors

Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, Illinois 60563
Members of the Board:

      You have asked us to advise you with respect to the fairness to Tellabs, Inc. (the “Parent”), from a financial point of view, of the Merger Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of May 19, 2004 (the “Merger Agreement”), by and among Parent, Chardonnay Merger Corp., a wholly owned subsidiary of Parent (“Merger Sub”), and Advanced Fibre Communications, Inc. (the “Company”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) and the merger of the Company, as the surviving corporation of the Merger, with and into a wholly owned subsidiary of Parent (the “Subsequent Merger”, and together with the Merger, the “Mergers”) pursuant to which the Company will become a wholly owned subsidiary of Parent and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the right to receive (i) 1.55 shares of common stock (the “Stock Consideration”), par value $0.01 per share, of Parent (“Parent Common Stock”) and (ii) $7.00 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

      In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including financial forecasts (including adjustments thereto), provided to or discussed with us by the Company and Parent, and have met with the managements of the Company and Parent to discuss the business and prospects of the Company and Parent, respectively. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and Parent, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company and Parent that we have reviewed, the managements of the Company and Parent have advised us, and we have assumed, that such forecasts (including adjustments thereto) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent, respectively. In addition, we have relied upon, without independent verification, the assessment of the management of Parent as to (i) its ability to retain key employees, (ii) the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability thereof) anticipated to result from the Mergers, (iii) the existing technology, products and services of the Company and Parent and the validity of, and risks associated with, the future technology, products and services of the Company and Parent, and (iv) its ability to integrate the businesses of the Company and Parent. We have assumed, with your consent, that the Mergers will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the Mergers, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Company or Parent or the contemplated benefits of the Mergers, and that the Mergers will be consummated in accordance

B-1

Board of Directors
Tellabs, Inc.
May 19, 2004

with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information made available to us as of the date hereof, and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of Parent Common Stock actually will be when issued to holders of Company Common Stock pursuant to the Merger or the prices at which shares of Parent Common Stock will trade at any time. Our opinion does not address the relative merits of the Mergers as compared to other business strategies that might be available to Parent, nor does it address the underlying business decision of Parent to proceed with the Mergers.

      We have acted as financial advisor to Parent in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates have in the past provided financial and investment banking services to Parent unrelated to the Mergers for which we have received compensation and we may in the future provide such services to Parent for which we would expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company and Parent for our and such affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the information of the Board of Directors of Parent in connection with its consideration of the Mergers and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Mergers.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Parent in the Merger is fair to Parent, from a financial point of view.

Very truly yours,

/s/ CREDIT SUISSE FIRST BOSTON LLC

B-2

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Tel 212.272.2000
www.bearstearns.com
ANNEX C

May 19, 2004

The Board of Directors

Advanced Fibre Communications, Inc.
1465 North McDowell Boulevard
Petaluma, CA 94954

Ladies and Gentlemen:

      We understand that Advanced Fibre Communications, Inc. (“Advanced Fibre”), Tellabs, Inc. (“Tel labs”) and Chardonnay Merger Corp. (“Sub”), a wholly owned subsidiary of Tellabs, have entered into an Agreement and Plan of Merger dated as of May 19, 2004 (the “Agreement”) pursuant to which Sub will merge with and into Advanced Fibre with Advanced Fibre as the surviving corporation (the “Transaction”) and immediately following the Transaction, Tellabs will cause Advanced Fibre to merge with and into a newly created direct, wholly owned subsidiary of Tellabs. Pursuant to the Transaction, each share of common stock, par value $0.01 per share, of Advanced Fibre will be converted into the right to receive (i) consideration of 1.55 shares of common stock, par value $0.01 per share, of Tellabs (the “Stock Consideration”) and (ii) $7.00 in cash (the “Cash Consideration,” and together with the Stock Consideration, referred to hereinafter as the “Consideration to be Received”). You have provided us with a copy of the Agreement.

      You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the common shareholders of Advanced Fibre.

      In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Agreement;

•	reviewed Advanced Fibre’s and Tellabs’ respective Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2001 through 2003, their respective Reports on Form 10-Q for the three months ended March 31, 2004 and their respective Reports on Form 8-K for the three years ended the date hereof;

•	reviewed certain operating and financial information relating to Advanced Fibre’s business and prospects, including management’s 2004 quarterly forecast and certain data relating to Advanced Fibre’s projected future financial performance for the subsequent four-year period ending December 31, 2008 (collectively, the “Advanced Fibre Projections”), all as prepared and provided to us by Advanced Fibre’s management;

•	met with certain members of Advanced Fibre’s senior management to discuss Advanced Fibre’s business, operations, historical and projected financial results and future prospects;

•	reviewed certain operating and financial information relating to Tellabs’ business and prospects, including management’s 2004 quarterly forecast and certain data relating to Tellabs’ projected future financial performance for the period ending December 31, 2005 (collectively, the “Tellabs Projections”), all as prepared and provided to us by Tellabs’ management;

•	met with certain members of Tellabs’ senior management to discuss Tellabs’ business, operations, historical and projected financial results and future prospects;

Advanced Fibre Communications, Inc.
May 19, 2004

•	reviewed certain estimates of revenue enhancements, cost savings and other combination benefits expected to result from the Transaction, jointly prepared and provided to us by Advanced Fibre’s and Tellabs’ management (the “Synergies”);

•	reviewed the historical prices, trading multiples and trading volumes of the common shares of Advanced Fibre and Tellabs;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Advanced Fibre and Tellabs;

•	reviewed the terms of recent mergers and acquisitions of companies which we deemed generally comparable to Advanced Fibre and the Transaction;

•	performed discounted cash flow analyses based on the Advanced Fibre Projections furnished to us;

•	reviewed the pro forma financial results, financial condition and capitalization of Tellabs giving effect to the Transaction; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

      We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Advanced Fibre and Tellabs, including, without limitation, the Advanced Fibre Projections, the Tellabs Projections and the Synergies. With respect to the Advanced Fibre Projections and the Tellabs Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Advanced Fibre and Tellabs as to the expected future performance of Advanced Fibre and Tellabs, respectively. With respect to the Synergies that could be achieved upon consummation of the Transaction, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Advanced Fibre and Tellabs as to the timing and attainability of such amounts. We have not assumed any responsibility for the independent verification of any such information or of the Advanced Fibre Projections, the Tellabs Projections and the Synergies and we have further relied upon the assurances of the senior managements of Advanced Fibre and Tellabs that they are unaware of any facts that would make such information provided to us incomplete or misleading.

      In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Advanced Fibre and Tellabs, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from certain third parties regarding a transaction with Advanced Fibre, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Advanced Fibre or Tellabs. We do not express any opinion as to the price or range of prices at which the shares of common stock of Advanced Fibre and Tellabs may trade subsequent to the announcement of the Transaction or as to the price or range of prices at which the shares of common stock of Tellabs may trade subsequent to the consummation of the Transaction.

Advanced Fibre Communications, Inc.
May 19, 2004

      We have acted as a financial advisor to Advanced Fibre in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In addition, Bear Stearns has earned approximately $1 million since March 2003 in connection with certain derivatives transactions with Advanced Fibre that are unrelated to the Transaction. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Advanced Fibre and Tellabs for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

      It is understood that this letter is intended for the benefit and use of the Board of Directors of Advanced Fibre and does not constitute a recommendation to the Board of Directors of Advanced Fibre or any holders of Advanced Fibre common stock as to how to vote in connection with the Transaction. This opinion does not address Advanced Fibre’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Advanced Fibre or the effects of any other transaction in which Advanced Fibre might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/ prospectus to be distributed to the holders of Advanced Fibre common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

      Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the common shareholders of Advanced Fibre.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ EDWARD RIMLAND

Edward Rimland
Senior Managing Director

ANNEX D

DELAWARE CODE ANNOTATED

8 DEL. C. SEC. 262 (2002)

sec. 262. Appraisal rights

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

      In accordance with the DGCL, the registrant’s restated certificate of incorporation contains a provision limiting the personal liability of its directors for violations of their fiduciary duty. This provision eliminates each director’s liability to the registrant or its stockholders for monetary damages except to the extent (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or any amendment thereto or successor provision thereto or (iv) for any transaction from which a director derived an improper benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

      The registrant’s restated certificate of incorporation provides for indemnification of its officers and directors to the fullest extent permitted by applicable law. The registrant’s by-laws provide that it will indemnify an officer or director of the registrant or any person serving as a director, officer, employee or agent of another entity at the registrant’s request for expenses, liabilities and losses incurred in connection with any action, suit or proceeding to which such person is a party or threatened to be made a party by reason of such service, except that the registrant will not indemnify any person in connection with a proceeding initiated by such person unless such proceeding was authorized by the registrant’s board of directors.

Item 21.	Exhibits and Financial Statement Schedules

      (a) The following Exhibits are filed herewith unless otherwise indicated:

Exhibit
Number	Document

2.1	Agreement and Plan of Merger, dated May 19, 2004, among Tellabs, Inc., Chardonnay Merger Corp. and Advanced Fibre Communications, Inc., which is attached to the joint proxy statement/ prospectus which forms a part of this registration statement as Annex A.
4.1+	Restated Certificate of Incorporation, as amended, of Tellabs, Inc.
4.2	Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed on March 5, 2001, Commission File No. 333-56546).
5+	Opinion of James M. Sheehan, Esq. regarding the validity of the securities being registered.

Exhibit
Number	Document

8.1*	Opinion of Sidley Austin Brown & Wood LLP regarding material federal income tax consequences relating to the merger.
8.2*	Opinion of Pillsbury Winthrop LLP regarding material federal income tax consequences relating to the merger.
23.1+	Consent of James M. Sheehan (included in the opinion filed as Exhibit 5 to this registration statement.
23.2+	Consent of Ernst & Young LLP
23.3+	Consent of KPMG LLP
23.4*	Consent of Sidley Austin Brown & Wood LLP (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.5*	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
24+	Power of Attorney (included on the signature page to this registration statement filed on June 23, 2004).
99.1+	Preliminary Form of Tellabs, Inc. Proxy Card.
99.2+	Preliminary Form of Advanced Fibre Communications, Inc. Proxy Card.
99.3+	Consent of Credit Suisse First Boston LLC
99.4+	Consent of Bear, Stearns & Co. Inc.

+ Filed herewith

 * To be filed by amendment

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (c)(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/ prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Naperville, Illinois, on June 23, 2004.

TELLABS, INC.
(Registrant)

By:	/s/ KRISH A. PRABHU

Krish A. Prabhu
President and Chief Executive Officer

      We, the undersigned officers and directors of Tellabs, Inc., hereby severally constitute and appoint Krish A. Prabhu and James M. Sheehan and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, including any registration statement or filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Tellabs, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ KRISH A. PRABHU Krish A. Prabhu	President and Chief Executive Officer (Principal Executive Officer)	June 23, 2004

/s/ TIMOTHY J. WIGGINS Timothy J. Wiggins	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 23, 2004

/s/ JAMES A. DITE James A. Dite	Vice President (Principal Accounting Officer)	June 23, 2004

/s/ MICHAEL J. BIRCK Michael J. Birck	Chairman of the Board	June 23, 2004

/s/ BO HEDFORS Bo Hedfors	Director	June 23, 2004

/s/ MELLODY L. HOBSON Mellody L. Hobson	Director	June 23, 2004

/s/ FREDRICK A. KREHBIEL Fredrick A. Krehbiel	Director	June 23, 2004

Name	Title	Date

/s/ MICHAEL E. LAVIN Michael E. Lavin	Director	June 23, 2004

/s/ STEPHANIE PACE MARSHALL Stephanie Pace Marshall	Director	June 23, 2004

/s/ WILLIAM F. SOUDERS William F. Souders	Director	June 23, 2004

/s/ JAN H. SUWINSKI Jan H. Suwinski	Director	June 23, 2004

INDEX TO EXHIBITS

Exhibit
Number	Document

2.1	Agreement and Plan of Merger, dated May 19, 2004, among Tellabs, Inc., Chardonnay Merger Corp. and Advanced Fibre Communications, Inc., which is attached to the joint proxy statement/ prospectus which forms a part of this registration statement as Annex A.
4.1+	Restated Certificate of Incorporation, as amended, of Tellabs, Inc.
4.2	Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed on March 5, 2001, Commission File No. 333-56546).
5+	Opinion of James M. Sheehan, Esq. regarding the validity of the securities being registered.
8.1*	Opinion of Sidley Austin Brown & Wood LLP regarding material federal income tax consequences relating to the merger.
8.2*	Opinion of Pillsbury Winthrop LLP regarding material federal income tax consequences relating to the merger.
23.1+	Consent of James M. Sheehan (included in the opinion filed as Exhibit 5 to this registration statement.
23.2+	Consent of Ernst & Young LLP
23.3+	Consent of KPMG LLP
23.4*	Consent of Sidley Austin Brown & Wood LLP (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.5*	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
24+	Power of Attorney (included on the signature page to this registration statement filed on June 23, 2004).
99.1+	Preliminary Form of Tellabs, Inc. Proxy Card.
99.2+	Preliminary Form of Advanced Fibre Communications, Inc. Proxy Card.
99.3+	Consent of Credit Suisse First Boston LLC
99.4+	Consent of Bear, Stearns & Co. Inc.

+ Filed herewith

 * To be filed by amendment